
10011151


Franklin Financial
Services Corporation

2009 ANNUAL REPORT

FRANKLIN FINANCIAL SERVICES CORPORATION


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2010
WASH, D.C.
205
SECTION

20 South Main Street
P.O. Box 6010
Chambersburg, PA 17201-6010
(717) 264-6116

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 27, 2010

TO THE SHAREHOLDERS OF FRANKLIN FINANCIAL SERVICES CORPORATION:

Notice is hereby given that, pursuant to the call of its directors, the regular Annual Meeting of Shareholders of FRANKLIN FINANCIAL SERVICES CORPORATION, Chambersburg, Pennsylvania, will be held on Tuesday, April 27, 2010, at 10:30 A.M. at **The Orchards Restaurant, 1580 Orchard Drive, Chambersburg, Pennsylvania**, for the purpose of considering and voting upon the following matters:

1. ELECTION OF DIRECTORS. To elect the five nominees identified in the accompanying Proxy Statement as directors to Class B for the term specified.

2. RATIFICATION OF THE SELECTION OF AUDITORS. To ratify the Audit Committee's selection of ParenteBeard LLC as Franklin Financial's independent registered public accounting firm for 2010.

3. OTHER BUSINESS. To consider other business, if any, as may properly be brought before the meeting and any adjournments thereof.

Your Board of Directors recommends that you vote FOR the election as directors of the five nominees identified in the accompanying Proxy Statement, and FOR the ratification of the selection of ParenteBeard LLC as Franklin Financial's independent registered public accounting firm.

Only those shareholders of record at the close of business on March 12, 2010, shall be entitled to notice of and to vote at the Annual Meeting.

Please mark, date and sign the enclosed Proxy and return it in the enclosed postpaid envelope as soon as possible, whether or not you plan to attend the meeting. You are cordially invited to attend the meeting and the luncheon to be held following the meeting. If you attend the meeting, you may withdraw your proxy and vote your shares in person.

A copy of the Annual Report of Franklin Financial Services Corporation is enclosed.

BY ORDER OF THE BOARD OF DIRECTORS

Catherine C. Angle

CATHERINE C. ANGLE
Secretary

Enclosures
March 30, 2010

TABLE OF CONTENTS

GENERAL INFORMATION

Date, Time, and Place of Meeting

The Annual Meeting of the shareholders of Franklin Financial Services Corporation (hereinafter, "Franklin Financial" or the "Company") will be held on Tuesday, April 27, 2010, at 10:30 a.m. at **The Orchards Restaurant, 1580 Orchard Drive, Chambersburg, Pennsylvania**.

Shareholders Entitled to Vote

Shareholders of record at the close of business on March 12, 2010, are entitled to notice of and to vote at the meeting.

Purpose of Meeting

Shareholders will be asked to consider and vote upon the following matters at the Annual Meeting; (i) the election of five (5) directors to Class B; (ii) to ratify the Audit Committee's selection of ParenteBeard LLC as Franklin Financial's independent registered public accounting firm for 2010; and (iii) such other business as may be properly brought before the meeting and any adjournments thereof.

Solicitation of Proxies

This Proxy Statement is furnished in connection with the solicitation of proxies, in the accompanying form, by the Board of Directors of Franklin Financial for use at the Annual Meeting and any adjournments thereof.

The expense of soliciting proxies will be borne by Franklin Financial. In addition to the use of the mails and the Internet, the directors, officers, and employees of Franklin Financial and of any subsidiary may, without additional compensation, solicit proxies personally or by telephone.

Farmers and Merchants Trust Company of Chambersburg (hereinafter, "F&M Trust") is a wholly owned subsidiary of Franklin Financial. This Proxy Statement, while prepared in connection with the Annual Meeting of Shareholders of Franklin Financial, contains certain information relating to F&M Trust which will be identified where appropriate.

Revocability and Voting of Proxies

The execution and return of the enclosed proxy will not affect a shareholder's right to attend the meeting and to vote in person. Any proxy given pursuant to this solicitation may be revoked by delivering written notice of revocation to Catherine C. Angle, Secretary of Franklin Financial, at any time before the proxy is voted at the meeting. Unless revoked, any proxy given pursuant to this solicitation will be voted at the meeting in accordance with the instructions thereon of the shareholder giving the proxy. In the absence of instructions, all proxies will be voted FOR the election of the five nominees identified in this Proxy Statement as directors to Class B and FOR the ratification of the Audit Committee's selection of ParenteBeard LLC as the company's independent registered public accounting firm for 2010. The enclosed proxy confers upon the persons named as proxies therein discretionary authority to vote the shares represented thereby on all matters that may come before the meeting in addition to the scheduled items of business, including unscheduled shareholder proposals and matters incident to the conduct of the meeting. Although the Board of Directors knows of no other business to be presented, in the event that any other matters are brought before the meeting, the shares represented by any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors and management of Franklin Financial.

Shares held for the account of shareholders who participate in the Dividend Reinvestment Plan will be voted in accordance with the instructions of each shareholder as set forth in his proxy. If a shareholder who participates in the Dividend Reinvestment Plan does not return a proxy, the shares held for his account under the Dividend Reinvestment Plan will not be voted.

Voting of Shares and Principal Holders Thereof

At the close of business on December 31, 2009, Franklin Financial had issued and outstanding 3,863,066 shares of common stock; there is no other class of stock outstanding.

A majority of the outstanding shares of common stock present in person or by proxy will constitute a quorum for the conduct of business at the Annual Meeting. Each share is entitled to one vote on all matters submitted to a vote of the shareholders. In the case of the election of directors, the five candidates receiving the highest number of votes shall be elected directors of Franklin Financial. Accordingly, in the absence of a contested election, votes withheld from a particular nominee or nominees will not influence the outcome of the election. A majority of the votes cast by shareholders present in person or by proxy and entitled to vote at a meeting at which a quorum is present is required to approve any other matter submitted to a vote of the shareholders, including the ratification of the selection of Franklin Financial's independent registered public accounting firm, unless a greater vote is required by law or by the Articles of Incorporation or Bylaws. Abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but will not be treated as votes cast.

To the knowledge of Franklin Financial, no person owned of record or beneficially on December 31, 2009 more than five percent of the outstanding shares of common stock of Franklin Financial.

Electronic Voting

If your shares are held in "street name" by your bank or broker or other intermediary, you will receive voting instructions from your intermediary which you must follow in order for your shares to be voted in accordance with your directions. Many intermediaries permit their clients to vote via the internet or by telephone. Whether or not internet or telephone voting is available, you may vote your shares by returning the voting instruction card which you will receive from your intermediary.

Shareholder Proposals

Pursuant to Rule 14a-8 promulgated by the Securities and Exchange Commission (hereafter, the "SEC") and Section 2.4 of the Bylaws of Franklin Financial, shareholder proposals intended to be presented at the 2011 Annual Meeting of the shareholders of Franklin Financial must be received at the executive offices of Franklin Financial no later than November 30, 2010, in order to be eligible for inclusion in the proxy statement and proxy form to be prepared by Franklin Financial in connection with the 2011 Annual Meeting. A shareholder proposal which does not satisfy the notice and other requirements of SEC Rule 14a-8 and the Bylaws of Franklin Financial is not required to be included in Franklin Financial's proxy statement and proxy form and may not be presented at the 2011 Annual Meeting. All shareholder proposals should be sent to: Franklin Financial Services Corporation, Attention: President, 20 South Main Street, P.O. Box 6010, Chambersburg, Pennsylvania 17201-6010.

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to Be Held on April 27, 2010.

The Proxy Statement and the 2009 Annual Report to Shareholders are available at:

http://www.snl.com/IRWebLinkX/GenPage.aspx?IID=100736&gKp=203121

Recommendations of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the election as directors to Class B of the five nominees identified in this Proxy Statement.

The Board of Directors recommends that the shareholders vote FOR the ratification of the Audit Committee's selection of ParenteBeard LLC as Franklin Financial's independent registered public accounting firm for 2010.

INFORMATION CONCERNING CORPORATE GOVERNANCE POLICIES, PRACTICES AND PROCEDURES

Franklin Financial is and always has been committed to the highest ideals in the conduct of its business and to observing sound corporate governance policies, practices and procedures.

In order to comply with the requirements of the Sarbanes-Oxley Act and related SEC rules and regulations, Franklin Financial has taken a number of actions which are intended to strengthen and improve its commitment to sound corporate governance. These actions include the following:

- The Board of Directors has adopted formal Corporate Governance Guidelines, a copy of which is posted on Franklin Financial's website at www.franklinfin.com.

- The Board of Directors has adopted a Code of Business Conduct and Ethics for the Chief Executive Officer and Senior Financial Officers of Franklin Financial. This Code focuses specifically upon principles of ethical business conduct, assuring the integrity of Franklin Financial's periodic reports and other public communications, and compliance with all applicable government rules and regulations, and is intended to comply with the requirements of the Sarbanes-Oxley Act and related SEC rules and regulations. A copy of Franklin Financial's Code of Business Conduct and Ethics for the Chief Executive Officer and Senior Financial Officers is posted on Franklin Financial's website at www.franklinfin.com.

- The Board of Directors has adopted written charters for its Audit, Personnel and Nominating Committees, copies of which are posted on Franklin Financial's website at www.franklinfin.com.

- Pursuant to the terms of its Corporate Governance Guidelines, Franklin Financial's "independent directors" meet periodically in executive session (i.e., without the presence of the Chief Executive Officer or other members of Franklin Financial's management).

INFORMATION CONCERNING THE ELECTION OF DIRECTORS

General Information

The Bylaws of Franklin Financial provide that the Board of Directors shall consist of not less than 5 nor more than 25 persons and that the directors shall be classified with respect to the time they shall severally hold office by dividing them into three classes, each consisting as nearly as possible of one-third of the number of the whole Board of Directors. The Bylaws further provide that the directors of each class shall be elected for a term of three years so that the term of office of one class of directors shall expire in each year. Finally, the Bylaws provide that the number of directors in each class of directors shall be determined by the Board of Directors.

A majority of the Board of Directors may increase the number of directors between meetings of shareholders. Any vacancy occurring in the Board of Directors, whether due to an increase in the number of directors, resignation, retirement, death, or any other reason, may be filled by appointment by the remaining directors. Any director who is appointed to fill a vacancy shall hold office until his successor is duly elected by the shareholders at the next Annual Meeting at which directors in his class are elected.

The Board of Directors has determined that the Board shall consist of 11 directors. There are 5 directors whose terms of office will expire at the 2010 Annual Meeting and 6 continuing directors whose terms of office will expire at the 2011 or 2012 Annual Meeting. The Board of Directors has nominated the following persons for election to the Board of Directors at the 2010 Annual Meeting for the term specified below:

CLASS B
For a Term of Three Years

Charles S. Bender, II
Martin R. Brown
Allan E. Jennings, Jr.
Jeryl C. Miller
Stephen E. Patterson

In the event that any of the foregoing nominees is unable to accept nomination or election, the shares represented by any proxy given pursuant to this solicitation will be voted in favor of such other persons as the Board of Directors of Franklin Financial may recommend. However, the Board of Directors has no reason to believe that any of its nominees will be unable to accept nomination or to serve as a director if elected.

Nominations for Election of Directors

In accordance with Section 3.5 of the Bylaws of Franklin Financial, any shareholder of record entitled to vote for the election of directors who is a shareholder on the record date and on the date of the meeting at which directors are to be elected may nominate a candidate for election to the Board of Directors, provided that the shareholder has given proper written notice of the nomination, which notice must contain certain prescribed information and must be delivered to the President of Franklin Financial not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting. The Chairman of the meeting must determine whether a nomination has been made in accordance with the requirements of the Bylaws and, if he determines that a nomination is defective, such nomination and any votes cast for the nominee shall be disregarded.

Shareholders may also recommend qualified persons for consideration by the Nominating Committee to be included in Franklin Financial's proxy materials as a nominee of the Board of Directors. A shareholder who wishes to make such a recommendation must submit his recommendation in writing addressed to the Chairman of the Board, Franklin Financial Services Corporation, P.O. Box 6010, Chambersburg, Pennsylvania 17201-6010. The recommendation must include the proposed nominee's name and qualifications and must be delivered not less than 120 days prior to the anniversary date of the immediately preceding annual meeting.

Nominating Committee Process for the Selection and Evaluation of Nominees

Franklin Financial's Corporate Governance Guidelines identify the qualifications expected of a member of the Board of Directors and set forth the criteria to be applied by the Nominating Committee in evaluating candidates who will be recommended to the Board of Directors as nominees for election to the Board. A candidate must possess good business judgment and must be free of any relationship which would compromise his ability to properly perform his duties as a director. A candidate must have sufficient financial background and experience to be able to read and understand financial statements and to evaluate financial performance. A candidate should have proven leadership skills and management experience and should be actively involved in the community served by Franklin Financial and its subsidiaries. A candidate must be willing and able to commit the time and attention necessary to actively participate in Board affairs. In addition, a candidate must be a person of integrity and sound character. A candidate's age, background, skills and experience are also important considerations in terms of achieving appropriate balance and diversity on the Board.

The Nominating Committee uses a variety of methods for identifying and evaluating potential nominees for election to the Board of Directors. The Nominating Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that a vacancy is anticipated or otherwise arises, the Nominating Committee typically considers and interviews several potential candidates for appointment to fill the vacancy. Candidates may come to the attention of the Nominating Committee through current Board members, shareholders and other persons. These candidates are evaluated by the Nominating Committee and may be considered at any time during the year. In evaluating potential nominees, the Nominating Committee seeks to achieve a balance of knowledge, skills and experience on the Board. The Nominating Committee does not engage third party consultants in connection with the identification or evaluation of potential nominees.

The Nominating Committee will consider persons recommended by shareholders as potential nominees for election to the Board of Directors, provided that recommendations are made in accordance with the procedures described above under the caption "Nominations for Election of Directors." A potential nominee who is recommended by a shareholder will be evaluated by the Nominating Committee in the same fashion as other persons who are considered by the Committee as potential candidates for election to the Board of Directors.

Director Independence

The Board of Directors has determined that each of the following directors is an "independent director," as such term is defined in the NASDAQ Stock Market Rules: Charles S. Bender, II, Martin R. Brown, G. Warren Elliott, Donald A. Fry, Allan E. Jennings, Jr., Stanley J. Kerlin, Jeryl C. Miller, Stephen E. Patterson, Charles M. Sioberg and Martha B. Walker.

Information about Nominees, Continuing Directors and Executive Officers

Information concerning the five persons nominated for election to the Board of Directors of Franklin Financial at the 2010 Annual Meeting and concerning the six continuing directors follows.

CLASS A DIRECTORS (Term expires 2011)

G. Warren Elliott, 55, has been a director since 1994. He served as a Regional Representative of General Code Publishers, a legal publications company, from 1981 to 2009. He is a former Franklin County,

Pennsylvania, Commissioner serving in 1987 and from 1996 to 2007. He is currently President of Cardinal Crossings, Inc. and Vice President of Business Development of CGL Engineering. From 1991 to 1995 Mr. Elliott served as an adjunct faculty member at Shippensburg University, teaching state and local government.

Stanley J. Kerlin, 56, has been a director since 2006. Mr. Kerlin has served as a practicing attorney for 30 years, currently with the Law Office of Stanley J. Kerlin in McConnellsburg, Pennsylvania. Mr. Kerlin serves as President of the Fulton County Bar Association and serves as solicitor of the Fulton County Board of Commissioners.

William E. Snell, Jr., 61, has been a director and has served as the President and Chief Executive Officer of the Company and F&M Trust since 1995. Mr. Snell's banking career has spanned more than 40 years.

Martha B. Walker, 63, has been a director since 1979. She has served as a practicing attorney for 38 years and currently is a partner in the law firm of Walker, Connor and Spang, LLC, in Chambersburg, Pennsylvania. Ms. Walker has also worked as an Assistant Professor for Wilson College and Penn State Mont Alto. She has been a business owner and director of Baum Publishing Company, Inc., a weekly newspaper in Bucks County, Pennsylvania, for 15 years.

CLASS B NOMINEES (Term expires 2013)

Charles S. Bender II, 65, has been a director since 1981. Mr. Bender was employed by F&M Trust from 1975 until his retirement in 2002, serving as Executive Vice President of F&M Trust and Franklin Financial at the time of his retirement.

Martin R. Brown, 58, has been a director since 2006. Mr. Brown is President of M.R. Brown Funeral Home, Inc. Mr. Brown also is President of M.R. Brown Management, Inc. where he is the managing general partner of Marymart Family L.P., which owns Sandy Ridge Station Mall and, along with his wife, is the owner of the Sandy Ridge Market, a full service grocery store located at the Sandy Ridge Station Mall.

Allan E. Jennings, Jr., 60, has been a director since 2002. Mr. Jennings is President of Jennings Chevrolet Oldsmobile Cadillac, Inc., and Vice President of Jennings Pontiac Buick GMC, Inc. Mr. Jennings serves as a director for the Chambersburg Area Development Corporation and is Chairman of the Pennsylvania Automotive Association.

Jeryl C. Miller, 70, has been a director since 1983. Mr. Miller is Vice-President and Secretary of Charles W. Karper, Inc., a trucking company.

Stephen E. Patterson, 65, has been a director since 1998. Mr. Patterson is a practicing attorney with over 36 years of experience and a principal in the Waynesboro and Chambersburg, Pennsylvania offices of Salzmann Hughes P.C. Mr. Patterson currently serves on the Board of Directors of PenMar Development Corporation.

CLASS C DIRECTORS (Term expires 2012)

Donald A. Fry, 60, has been a director since 1998. He is President of ANDOCO, Inc. which trades as Cumberland Valley Rental, a uniform rental supply company.

Charles M. Sioberg, 69, has been a director since 1982 and has served as Chairman since 2003. Mr. Sioberg's engineering career has spanned over 46 years. He is currently a Vice President of Martin and Martin, Inc. where he directs the firm's environmental consulting, land development, and municipal planning activities. Mr. Sioberg has also served as an instructor and guest Lecturer at Pratt Institute and Shippensburg University and as a consultant to the Pennsylvania Department of Community Affairs in preparation of planning manuals for use by local municipalities.

The following table includes information concerning shares of Franklin Financial common stock owned beneficially by directors, nominees, and executive officers who are named in the Summary Compensation Table appearing elsewhere in this Proxy Statement and by all directors and executive officers as a group. There are no family relationships between or among any of the Company's executive officers, directors or nominees.

Name	Shares of Stock of Franklin Beneficially Owned as of 12/31/09 (1)	Percentage of Total Outstanding Shares as of 12/31/09 (2)
Charles E. Bender, II	70,190 (3)	1.81%
Martin R. Brown	5,359	
Ronald L. Cekovich	12,775 (4)	
G. Warren Elliott	2,786	
Donald A. Fry	4,788 (5)	
Mark R. Hollar	9,489 (6)	
Allan E. Jennings, Jr.	7,620 (7)	
Stanley J. Kerlin	26,842 (8)	
Michael E. Kugler	12,280 (9)	
Jeryl C. Miller	24,551 (10)	
Stephen E. Patterson	4,000	
Sandra G. Small	6,183 (11)	
William E. Snell, Jr.	46,044 (12)	1.19%
Charles M. Sioberg	10,754 (13)	
Martha B. Walker	3,735	
All Directors and Executive Officers as a group (15 Persons)	247,396	6.36%

1. Beneficial ownership of shares of the common stock of Franklin Financial is determined in accordance with SEC Rule 13d-3, which provides that a person shall be deemed to own any stock with respect to which he, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote or to direct the voting of the stock, or (ii) investment power, which includes the power to dispose or to direct the disposition of the stock. A person is also deemed to own any stock which he has the right to acquire within 60 days through the exercise of an option or conversion right, through the revocation of a trust or similar arrangement, or otherwise. Unless otherwise stated, each director and executive officer has sole voting and investment power with respect to the shares shown above or holds the shares jointly with his or her spouse. Unless otherwise stated, the number of shares shown represents less than one percent of the total number of shares of common stock outstanding.
2. Less than 1% unless otherwise indicated.
3. Includes 26,250 shares held in the name of Mr. Bender's spouse.
4. Includes options issued under the Incentive Stock Option Plan to purchase 11,805 shares and options issued under the Employee Stock Purchase Plan to purchase 370 shares.
5. Includes 244 shares held in the names of Mr. Fry's children.

6. Includes options issued under the Incentive Stock Option Plan to purchase 7,775 shares; options issued under the Employee Stock Purchase Plan to purchase 395 shares; and, 460 shares held by Mr. Hollar as custodian under Uniform Gift to Minors Act accounts for the benefit of his children.
7. Includes 3,841 shares held in the name of Mr. Jennings' spouse and 1,650 shares held by Mr. Jennings as joint executor of his father's estate.
8. Includes 400 shares held in the names of Mr. Kerlin's children; 2,784 shares held by Mr. Kerlin as co-trustee of the Kerlin Family Trust; and 21,158 shares with respect to which Mr. Kerlin holds power of attorney.
9. Includes options issued under the Incentive Stock Option Plan to purchase 7,675 shares; options issued under the Employee Stock Purchase Plan to purchase 376 shares; and 1,290 shares held in the name of Mr. Kugler's spouse.
10. Includes 6,428 shares held in the name of Mr. Miller's spouse and 681 shares held by Mr. Miller as custodian under Uniform Gift to Minors Act accounts for the benefit of his grandchildren.
11. Includes options issued under the Incentive Stock Option Plan to purchase 5,875 shares and options issued under the Employee Stock Purchase Plan to purchase 303 shares.
12. Includes options issued under the Incentive Stock Option Plan to purchase 19,062 shares and options issued under the Employee Stock Purchase Plan to purchase 791 shares.
13. Includes 3,000 shares held in the name of Mr. Sioberg's spouse and 2,206 shares held by Mr. Sioberg as custodian under Uniform Gift to Minors Act accounts for the benefit of his grandchildren.

Meetings of the Board of Directors

Franklin Financial's Corporate Governance Guidelines provide that directors are expected to attend meetings of the Board of Directors, meetings of the committees on which they serve, and the annual meeting of shareholders. The Boards of Directors of the Company and of F&M Trust met a total of 35 times during 2009. All directors attended 75% or more of the aggregate number of meetings of the Boards of Directors and of the various committees of the Boards of Directors on which they served, and all directors attended the annual meeting of shareholders in 2009.

The following table provides certain summary information concerning the total compensation paid or accrued by Franklin Financial and F&M Trust in 2009 to each non-employee member of the Board of Directors.

2009 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash [(1)] ($) (a)	Stock Awards (b)	Option Awards (c)	Non-Equity Incentive Plan Compensation ($) (d)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (e)	All Other Compensation ($) (f)	Total [(2)] ($) (g)
Charles S. Bender, II	22,600	-	-	-	-	9,506[(3)]	32,106
Martin R. Brown	23,750	-	-	-	-	1,486 [(4)]	25,236
G. Warren Elliott	28,775	-	-	-	-	-	28,775
Donald L. Fry	28,400	-	-	-	-	-	28,400
Allan E. Jennings, Jr.	26,075	-	-	-	-	-	26,075
Stanley J. Kerlin	24,925	-	-	-	-	-	24,925
Jeryl C. Miller	30,565	-	-	-	-	15,720[(5)]	46,285
Stephen E. Patterson	27,250	-	-	-	-	-	27,250
Charles M. Sioberg	35,060	-	-	-	-	15,480[(5)]	50,540
Kurt E. Suter	23,750	-	-	-	-	-	23,750
Martha B. Walker	27,225	-	-	-	-	7,618[(6)]	34,843

1 The amount reported is the aggregate dollar value of all fees earned (even if deferred) or paid in cash for services as a director in 2009, including annual retainer fees, committee and/or chairmanship fees and meeting fees.
2 The amount reported is the aggregate dollar value of total compensation earned in 2009 and is equal to the sum of the amounts reported in columns (a) through (f).
3 The amount reported includes the annual premium or $3,070 paid by Franklin Financial on a split-dollar life insurance policy maintained for the benefit of the director and $6,436 accrued in 2009 under a deferred compensation arrangement known as the Brick Plan in effect from 1982 through 1988.

[4] The amount reported includes the annual premium paid by Franklin Financial on a split-dollar life insurance policy maintained for the benefit of the director.
[5] The amount reported is the benefit paid during 2009 under a deferred compensation arrangement known as the Brick Plan in effect from 1982 through 1988.
[6] The amount reported includes amounts accrued in 2009 under a deferred compensation arrangement known as the Brick Plan in effect from 1982 through 1988.

From January to June 2009, each director of Franklin Financial who is not a salaried officer of Franklin Financial or F&M Trust was paid by Franklin Financial $3,400 for the first six months of 2009 and a fee of $375 for each committee meeting attended, and beginning in July 2009, $3,500 for the remaining six months of 2009 and a fee of $400 for each committee meeting attended, except that the Chairman of the Board does not receive committee meeting attendance fees. Each director of Franklin Financial is also a director of F&M Trust. Each Director of F&M Trust who is not a salaried officer of Franklin Financial or F&M Trust was paid by F&M Trust $6,000 for the first six months of 2009 and a fee of $375 for each committee meeting attended, and beginning in July 2009, $6,150 for the remaining six months of 2009 and a fee of $400 for each committee meeting attended, except that the Chairman of the Board does not receive committee meeting attendance fees. In addition to the foregoing annual retainer fees and meeting attendance fees, the Chairman of the Audit Committee received a retainer of $1,590 for the first six months of 2009 and $1,700 for the remaining six months of 2009. The Chairman of the Board received an additional retainer of $7,860 for the first six months of 2009 and $8,100 for the remaining six months of 2009.

Director fees payable by F&M Trust are eligible to be deferred pursuant to the Farmers and Merchants Trust Company of Chambersburg Directors' Deferred Compensation Plan (the "Director Deferred Compensation Plan"). Participation in the Director Deferred Compensation Plan is voluntary and each participant may elect each year to defer all or a portion of their F&M Trust director's fees. Each participant directs the investment of their own account among various publicly available mutual funds designated by the Bank's Investment and Trust Services department. Growth of each participant's account is a result of investment performance and is not the result of an interest factor or interest formula established by the participant or the Bank. The balance in such director's deferred benefit account is payable to him or to his designated beneficiary in a lump sum within 60 days upon the first to occur of his retirement from the Board or death, except that F&M Trust may, at its option, elect to pay such balance over a period of up to five years. Directors participating in this plan and amounts deferred for 2009 include Ms. Walker $12,150, Mr. Brown $12,150, and Mr. Miller $12,150.

In January of 2008, the Board of Directors adopted the Director Pay for Performance Program (the "Pay for Performance Program") under the terms of which non-employee directors are eligible to receive an annual cash bonus if Franklin Financial achieves certain financial targets established in advance by the Board. The financial targets are expressed in terms of the average annual increase in diluted earnings per share over rolling measurement periods of three calendar years each. (For example, for 2009 the three-year measurement period consisted of calendar years 2007, 2008 and 2009.) The target bonus payable under the Pay for Performance Program is an amount equal to 10% of the retainer fees earned by a participant during the third calendar year of a three-year measurement period. For example, if a participating director earned retainer fees of $21,000 in 2009, his target bonus would be $2,100. A participating director may receive a bonus which is more or less than the target bonus, depending upon the extent to which Franklin Financial meets or exceeds the financial target established by the Board for the three-year measurement period involved. If the average increase in Franklin Financial's diluted earnings per share during the three-year period ending on December 31, 2009 is less than 5%, the director in this example would be entitled to receive a cash bonus equal to 50% of his target bonus or $1,050 ($21,000 x 10% x 50%). If the average increase in diluted earnings per share during the measurement period is between 5 % and 7.99%, the director would be entitled to receive a cash bonus equal to 100% of his target bonus or $2,100 ($21,000 x 10% x 100%). If the average increase in diluted earnings per share during the measurement period is 0% or less, no bonus is earned. The amount of the cash bonus can be as much as 150% of the director's target bonus, or

$3,150 in this example, if the average increase in diluted earnings per share during the measurement period is greater than 10% ($21,000 x 10% x 150%). Bonuses earned under the Pay for Performance Program are paid in the second quarter of the calendar year next following the third calendar year of the three-year measurement period.

Upon the recommendation of management, in order to reduce the expense impact, all Pay for Performance Programs, including the Directors' Pay for Performance Program, were suspended for 2009. Accordingly, there were no payments under the PFP Program to be reported in the Directors' Compensation Table for 2009.

The Personnel Committee met in February 2010 to establish financial targets applicable to payouts under the Pay for Performance Program for 2010.

Director fees payable by F&M Trust from 1982 to 1988 were eligible to be deferred under a deferred compensation arrangement known as the Brick Plan. The components of the plan were life insurance policies on the lives of the participating directors with the Bank as beneficiary and an individual agreement between the Bank and each director that outlined future payments to the director commencing at age 65. The director is to be paid a fixed amount monthly over a ten-year period beginning at age 65. Directors currently receiving payouts are Messrs. Bender, Miller and Sioberg. Director Walker is currently accruing amounts that will be paid out beginning at age 65.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors of Franklin Financial has standing Audit, Nominating and Personnel Committees.

Audit Committee

Members of the Audit Committee during 2009 were Jeryl C. Miller, Chairman, and Messrs. Brown, Elliott, Jennings, Sioberg and Kurt E. Suter, who retired from the Board of Directors January 31, 2010. The Audit Committee assists the Board of Directors in fulfilling its responsibilities in providing oversight over the integrity of Franklin Financial's financial statements, Franklin Financial's compliance with applicable legal and regulatory requirements and the performance of Franklin Financial's internal audit function. The Audit Committee is responsible for the appointment, compensation, oversight and termination of Franklin Financial's independent auditors and regularly evaluates the independent auditors' independence from Franklin Financial and Franklin Financial's management. The Audit Committee reviews and approves the scope of the annual audit and is also responsible for, among other things, reporting to the Board on the results of the annual audit and reviewing the financial statements and related financial and nonfinancial disclosures included in Franklin Financial's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The Audit Committee also reviews Franklin Financial's disclosure controls and procedures and internal controls. The Audit Committee prepares the Audit Committee Report for inclusion in the annual proxy statement and oversees investigations into complaints concerning accounting and auditing matters. The Audit Committee also meets periodically with Franklin Financial's independent auditors and with Franklin Financial's internal auditors outside of the presence of management and has authority to retain outside legal, accounting and other professionals to assist it in meeting its responsibilities.

The Audit Committee operates under a charter adopted by the Board of Directors, a copy of which is posted on Franklin Financial's website at www.franklinfin.com. All members of the Audit Committee were at all times during 2009 "independent directors" as such term is defined in the NASDAQ Stock Market. The Board of Directors has not designated an "audit committee financial expert" as such term is defined in the Sarbanes-Oxley Act and applicable SEC rules and regulations because it believes that each member of the Audit Committee is qualified in terms of background and experience to perform his duties as a member of that Committee and because it believes that an audit committee financial expert is not necessary in light of Franklin Financial's size, the nature of its business and the relative lack of complexity of its financial statements. The Audit Committee met five times during 2009.

Nominating Committee

Members of the Nominating Committee during 2009 were Charles M. Sioberg, Chairman, Ms. Walker and Messrs. Bender and Patterson. The Nominating Committee is responsible, among other things, for recommending to the Board of Directors persons to be nominated for election to the Board, persons to be appointed to fill vacancies on the Board and persons to be elected as officers of the Board. The Nominating Committee operates under a charter adopted by the Board of Directors, a copy of which is posted on Franklin Financial's website at www.franklinfin.com. All members of the Nominating Committee were at all times during 2009 "independent directors" as such term is defined in the NASDAQ Stock Market. The Nominating Committee met two times in 2009.

Personnel Committee

Members of the Personnel Committee during 2009 were Charles M. Sioberg, Chairman, and Messrs. Brown, Elliott, Fry, Jennings and Miller. The Personnel Committee assists the Board of Directors in fulfilling its responsibilities in providing oversight over Franklin Financial's compensation policies and procedures. The Personnel Committee is responsible for, among other things, administering and making grants and awards under the Incentive Stock Option Plan of 2002 and the Employee Stock Purchase Plan. The Personnel Committee is also responsible for annually evaluating the compensation of Franklin Financial's Chief Executive Officer. The Personnel Committee also prepares the Compensation Committee Report on Executive Compensation for inclusion in the annual proxy statement. The Personnel Committee operates under a charter adopted by the Board of Directors, a copy of which is posted on Franklin Financial's website at www.franklinfin.com. All members of the Personnel Committee were at all times during 2009 "independent directors" as such term is defined in the NASDAQ Stock Market. The Personnel Committee met seven times during 2009.

Compensation Committee Interlocks and Insider Participation

No member of the Personnel Committee is an employee or former employee of Franklin Financial or F&M Trust. There were no compensation committee "interlocks" at any time during 2009, which in general terms means that no executive officer or director of Franklin Financial served as a director or member of the compensation committee of another entity at the same time as an executive officer of such other entity served as a director of Franklin Financial.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The Personnel Committee of the Company's Board of Directors administers the Company's executive compensation program. The Company currently has eight senior officers (the President and Chief Executive Officer and seven subordinate officers) who have been designated as senior officers by the Board. The Personnel Committee, which is composed entirely of independent directors, is responsible for reviewing and approving senior officer compensation, for evaluating the President and Chief Executive Officer, for overseeing the administration of the Company's compensation program generally as it affects all other officers and employees, for administering the Company's incentive compensation programs (including the

Incentive Stock Option Plan), for approving and overseeing the administration of the Company's employee benefits programs, for providing insight and guidance to management with respect to employee compensation generally, and for reviewing and making recommendations to the Board with respect to director compensation.

The Personnel Committee operates under a charter adopted by the Board of Directors. The Personnel Committee annually reviews the adequacy of its charter and recommends changes to the Board for approval. The Personnel Committee meets at scheduled times during the year and on an "as necessary" basis, The Chairman of the Personnel Committee reports on Committee activities and makes Committee recommendations at meetings of the Board of Directors.

Compensation Philosophy

The Personnel Committee believes that executive compensation should be tied to individual performance, should vary with the Company's performance in achieving its financial and non-financial objectives, and should be structured so as to be closely aligned with the interests of the Company's shareholders. The Committee also believes that the compensation package of each senior officer should include an at-risk, performance-based component and that this component should increase as an officer's authority and responsibility increase. The Committee's philosophy is reflected in the Company's compensation objectives for its senior officers, which are as follows:

- Create a merit-based, pay for performance incentive-driven system which is linked to the Company's financial results and other factors that directly and indirectly influence shareholder value;
- Establish a compensation system that enables the Company to attract and retain talented executives who are motivated to advance the interests of the Company's shareholders; and
- Provide a total compensation package that is fair in relation to the compensation practices of comparable financial institutions.

To the extent that established performance goals are exceeded, the Committee believes that the Company's senior executives should be financially rewarded. It should be noted that all employees, including the Company's executive officers, are employed at will and do not have employment contracts, severance pay agreements or "golden parachute" arrangements that would be triggered upon the occurrence of a change in control of the Company.

Components of Compensation

The elements of total compensation paid by the Company to its senior officers, including the President and Chief Executive Officer (the "CEO") and the other executive officers identified in the Summary Compensation Table which appears following this Compensation Discussion and Analysis (the CEO and the other executive officers identified in the Summary Compensation Table are sometimes referred to collectively as the "Named Executive Officers"), include the following:

- Base salary:
- Short-term incentive compensation in the form of cash awards granted under the Company's Management Group Pay for Performance Program;
- Long-term incentive compensation in the form of stock options granted under the Company's Incentive Stock Option Plan;
- Benefits under the Company's pension plan; and
- Benefits under the Company's health and welfare benefits plans.

Base Salary

The base salaries of the Named Executive Officers are reviewed by the Personnel Committee annually in December of each year, as well as at the time of any promotion or significant change in job responsibilities. Base salaries for our senior officers are established based upon the scope of their responsibilities, taking into account compensation paid by comparable financial institutions for similar positions. Specifically, a salary range is determined for each position based upon published salary surveys. These surveys report base salary ranges for comparable positions at similar financial institutions (currently ranging in size from $500 million to $1.0 billion in total assets) within central Pennsylvania. Data from financial institutions of similar size located elsewhere within Pennsylvania and in adjoining and other states is also analyzed for comparative purposes.

The Committee then establishes a "market value" for each position (defined as the mid-point of the approved salary range, plus ten percent and minus ten percent) in order to insure that the base salary for each senior executive falls within the market value for that position. An adjustment to the executive's base salary, effective as of January 1 of each year, may (or may not) be approved by the Committee, based upon its assessment of the market value of the position involved.

The Personnel Committee met in December of 2008 and considered the base salaries of the Company's senior officers at that meeting. The Committee applied the principles discussed above and authorized 2009 base salary increases for the following named Executive Officers, as follows: (a) Mr. Snell from $217,256 to $224,874; (b) Mr. Hollar from $114,738 to $127,166; (c) Mr. Cekovich from $101,374 to $104,416; (d) Mr. Kugler from $107,458 to $112,840; and (e) Ms. Small from $85,410 to $88,842.

Base salary earned by each Named Executive Officer during calendar year 2009 is reported in Column (a) of the Summary Compensation Table which appears below following this Compensation Discussion and Analysis.

The Personnel Committee met in December 2009 and considered the base salaries of the Company's senior officers at that meeting. The Committee applied the principles discussed above and authorized 2010 base salary increases of the following named Executive Officers, as follows: (a) Mr. Snell from $224,874 to $231,634; (b) Mr. Hollar from $127,166 to $135,434; (c) Mr. Cekovich from $104,416 to $108,056; (d) Mr. Kugler from $112,840 to $116,220; and Ms. Small from $88,842 to $92,404.

Short-Term Incentive Compensation

The Company has adopted the Management Group Pay for Performance Program (the "PFP Program") for purposes of linking a portion of the compensation of its senior officers, including the Named Executive Officers, to the success of the Company in meeting certain financial targets which are established annually by the Personnel Committee. Under the terms of the PFP Program, the Committee establishes in February of each year eight distinct financial targets, including the following: (i) return on average equity, (ii) return on average assets, (iii) tax equivalized net interest income, (iv) tax equivalized operating income, (v) efficiency ratio (i.e., noninterest expense as a percentage of operating income), (vi) net loan charge-offs as a percentage of average loans, (vii) non-performing assets as a percentage of total assets, and (viii) net income. Targets (vi) and (vii) are measured against national peer group loan quality data published by the Federal Deposit Insurance Corporation (which we refer to as the "FDIC") for bank holding companies with total assets between $500 million and $1.0 billion. The PFP Program also incorporates a factor for the executive's annual performance evaluation rating, which, in the case of the CEO, is determined by the Board of Directors following consideration of a recommendation made by the Committee.

Each PFP Program target is evaluated separately and is assigned a payout range expressed as a percentage of annual base salary. Payouts under the PFP Program are determined on the basis of the Company's performance relative to the targets established by the Committee and on the basis of each executive's annual performance evaluation. The aggregate annual payout under the PFP Program ranges from 0 percent to 20 percent of an executive's annual base salary. In order to earn a payout in any target category, the established target must be met or exceeded. Because payout amounts under certain of the PFP Program targets cannot be finally determined until peer group loan quality data are released by the FDIC (which does not occur until well after the close of a calendar year) and because these payout amounts are dependent in part upon individual performance evaluations (which are conducted in March of each year), the payout amounts earned under the Program in respect of the Company's performance in a given calendar year are generally calculated and paid in April of the following year.

Upon the recommendation of management, in order to reduce the expense impact, all Pay for Performance Programs were suspended for 2009. Accordingly, there will be no payments under the PFP Program to be reported in the Summary Compensation Table for 2009.

The Personnel Committee met in February 2010 to establish financial targets applicable to payouts under the Pay for Performance Program for 2010.

Long-Term Incentive Compensation

The Company uses the grant of incentive stock options under its Incentive Stock Option Plan as the primary vehicle for providing long-term incentive compensation opportunities to its senior officers, including the Named Executive Officers. The Plan was adopted by the shareholders in 2002 and provides for the grant of incentive stock options to purchase shares of Company common stock at a per share exercise price which is not less than 100% of the fair market value of such shares on the date that the option is granted. Incentive stock options are the only form of award provided for under the Plan.

The Personnel Committee has historically granted stock options annually at its meeting in February of each year. In administering the Plan, the Committee establishes an annual option award target ranging from 500 to 2,500 shares for each of eight officer salary grade levels. The Committee has also established a target range for the Company's average annual increase in diluted earnings per share during the three most recently ended calendar year periods. Options may be granted by the Committee for more or fewer shares than the established option award target for a given salary grade depending upon the Company's growth in fully diluted earnings per share relative to the target range established by the Committee. If the average annual increase in fully diluted earnings per share for the three most recently ended calendar years falls within the target range established by the Committee, each executive is granted an option for a number of shares equal to his option award target. If the average increase falls below the target range established by the Committee, but is greater than 0 percent, the option granted to each executive is for a number of shares equal to 50 percent of his option award target. If the average increase exceeds the target range established by the Committee, the number of shares subject to each option can be as much as 150 percent of his option award target.

Options are granted at an exercise price equal to the fair market value per share of the Company's common stock on the date of grant, which fair market value is determined in accordance with the terms of the Plan on the basis of the average of the average of the closing bid and asked quotations for the five trading days immediately preceding the applicable date as reported by two brokerage firms selected by the Committee which are then making a market in the Company's stock, except that if no closing bid or asked quotation is available on one or more of such trading days, fair market value is determined by reference to the five trading days immediately preceding the applicable date on which closing bid and asked quotations are available. Options granted under the Plan vest after the expiration of six months from the date of grant or upon the occurrence of a change in control of Franklin Financial if a change in control occurs prior to the expiration of such six-month period. Neither the CEO nor any other Named Executive Officer has any role in selecting the date of grant of any stock option granted under the Plan.

The Committee's philosophy in utilizing this performance measurement is that long term growth in fully diluted earnings per share is the primary driver of both the market value of the Company's common stock and of the Company's capacity to regularly increase the cash dividends which it pays to its shareholders.

The Company's diluted earnings per share for calendar years 2005 through 2008 were $1.81, $2.10, $2.40 and $2.24, respectively, resulting in an average annual growth in diluted earnings per share for the three years ended December 31, 2008 of approximately 7.73 percent. This compared favorably to the target range established by the Committee and, accordingly, the Committee authorized in 2009 the issuance of incentive stock option awards to the Named Executive Officers in amounts ranging from 1,000 shares to 2,500 shares, in each case representing 100 percent of the option award target. The number of shares underlying the option granted to each Named Executive Officer in 2009, the fair value of each such option on the date of grant (determined in accordance with FAS 123R) and the exercise price per share of each such option is set forth in Columns (e), (f) and (g), respectively, of the Grants of Plan Based Awards Table, which appears below following this Compensation Discussion and Analysis.

Information concerning the number of options held by each Named Executive Officer as of December 31, 2009 is set forth in the Outstanding Equity Awards at Fiscal Year-End Table which appears below following this Compensation Discussion and Analysis.

The Personnel Committee also addressed option awards at its February 2010 meeting. The Company's average annual change in diluted earnings per share for calendar years 2006 through 2009 was approximately (5.37%) which was below the target range previously established by the Committee. Accordingly, in accordance with the principles discussed above, the Committee did not then grant any incentive stock options to the Named Executive Officers.

Employee Stock Purchase Plan

The Company established its Employee Stock Purchase Plan to encourage its employees to acquire a stake in the future of the Company by purchasing shares of its common stock. All persons who are employed by the Company and its subsidiaries at the grant date and December 31 of the preceding year in which the option is granted are eligible to be granted options under the plan, except that the Personnel Committee may exclude employees who customarily work twenty hours or less per week. The number of shares subject to options each calendar year is allocated uniformly among the eligible employees based upon each employee's qualifying compensation (base salary plus overtime pay) as compared to the aggregate qualifying compensation of all plan participants. The Personnel Committee determines the exercise price of each option, which may not be less than 90 percent of the fair market value of the Company's common stock on the grant date. No option may have a term longer than one year from the grant date. The options granted to the named executive officers under the plan in 2009 are reported below in the Grants of Plan-Based Awards in 2009 Table.

Retirement Plan

The senior officers of the Company are eligible to participate in the various retirement plans maintained by F&M Trust for the benefit of its employees. The F&M Trust Pension Plan is a defined benefit plan which provides retirement benefits based upon a career-average compensation formula. In order to mitigate the adverse affects applicable to certain Pension Plan participants as a consequence of the adoption of a career-average compensation formula, F&M Trust adopted, effective January 1, 2008, a Qualified Pension Supplemental Plan and a Nonqualified Deferred Compensation Plan. The Pension Plan was closed to new employees as of April 1, 2007 and such new employees are eligible to participate only in the F&M Trust 401(k) Plan. The F&M Trust 401(k) Plan covers substantially all employees of F&M Trust who have completed one year and 1,000 hours of service. In 2008, employee contributions to the plan were matched at 100% up to 4% of each employee's deferrals, plus 50% of the next 2% of deferrals from participants' eligible compensation. In addition, a 100% discretionary profit sharing contribution of up to 2% of each employee's eligible compensation is possible, provided net income targets are achieved. The Personnel Committee of the Company's Board of Directors establishes the net income targets annually. Additional information relating to the Company's retirement plans is set forth in the Pension Benefits Table which appears below following this Compensation Discussion and Analysis and in the narrative which accompanies that Table.

Health and Welfare Employee Benefits Plans

The Company provides healthcare, life and disability insurance and other employee benefits programs to its employees, including its senior officers. The Personnel Committee is responsible for overseeing the administration of these programs and believes that its employee benefits programs should be comparable to those maintained by Central Pennsylvania financial institutions of comparable size so as to assure that the Company is able to maintain a competitive position in terms of attracting and retaining officers and other employees. The Company's employee benefits plans are provided on a nondiscriminatory basis to all employees.

Procedure Followed by the Personnel Committee in Determining Executive Compensation

The Committee annually determines the compensation of each senior officer (base salary, payout under the PFP Program and stock option grant under the incentive Stock Option Plan) in accordance with the factors discussed above. The CEO plays an important role in the compensation process, particularly as it applies to the other Named Executive Officers. Specifically, the CEO evaluates officer performance, provides input in connection with establishing individual performance targets and objectives, and makes recommendations as to base salary levels. The CEO participates in Committee meetings at the Committee's request in connection with the evaluation of the other Named Executive Officers and in order to provide background information.

The Committee, meeting in executive session, performs an annual performance evaluation of the CEO and determines his compensation in accordance with the factors discussed above. Each member of the Committee independently evaluates the CEO by using a written performance evaluation form to prepare a formal evaluation. The evaluation form includes ratings for key accountabilities, including strategic leadership, business and organization knowledge, decision making, customer focus, personnel selection and development, vision/direction setting, adaptability and community involvement.

The Company has not in the past five years employed compensation consultants in connection with the compensation process and does not anticipate that it will do so in 2010.

Restatement of Financial Statements

The Personnel Committee is of the view that, to the extent permitted by law, it has authority to retroactively adjust any cash or equity-based incentive award paid to any senior officer (including any Named Executive Officer) where the award was based upon the achievement by the Company of specified financial goals and it is subsequently determined following a restatement of the Company's financial statements that the specified goals were not in fact achieved.

Stock Ownership Guidelines

The Board of Directors believes that the interests of its senior officers and its shareholders should be aligned and for this reason encourages its senior officers, including the Named Executive Officers, to acquire a meaningful investment position in the Company's common stock so as to have a meaningful personal financial stake in the success of the Company. However, the Company has not adopted formal stock ownership guidelines.

Compensation Committee Report

In connection with the preparation of the disclosures set forth in this Proxy Statement, the Personnel Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis set forth above with the management of Franklin Financial. Based upon this review and discussion, the Personnel Committee has recommended to the Board of Directors that this Compensation Discussion and Analysis be included in this Proxy Statement and that it be incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 2009 filed by Franklin Financial with the SEC.

This report is not intended to be "soliciting material," is not intended to be "filed" with the SEC, and is not intended to be incorporated by reference into any filing made by Franklin Financial with the SEC under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether such filing is made before or after the date hereof and notwithstanding any general incorporation language contained in any such filing.

The foregoing report is submitted by the Personnel Committee:

Charles M. Sioberg, Chairman
Martin R. Brown
G. Warren Elliott
Donald A. Fry
Allan E. Jennings, Jr.
Jeryl C. Miller

Compensation Tables and Additional Compensation Disclosure

Total Compensation

The following table provides certain summary information concerning total compensation paid or accrued by Franklin Financial and F&M Trust to William E. Snell, Jr., the President and Chief Executive Officer of Franklin Financial, to Mark R. Hollar, Senior Vice President and Chief Financial Officer of Franklin Financial, and to each of the three most highly compensated executive officers other than Messrs. Snell and Hollar whose total compensation in 2009 exceeded $100,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) [1] (c)	Bonus ($) [2] (d)	Stock Awards ($) [3] (e)	Option Awards ($) [4] (f)	Non-Equity Incentive Plan Compensation ($) [5] (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [6] (h)	All Other Compensation ($) [(7), (8), (9), (10)] (i)	Total ($) [11] (j)
William E. Snell									
President &	2009	224,874	-	-	4,873	-	55,373	27,894	313,014
Chief Executive	2008	217,256	-	-	17,303	13,035	47,076	31,356	326,062
Officer	2007	208,910	-	-	17,100	37,604	20,772	24,242	308,628
Mark R. Hollar									
Senior Vice	2009	127,166	-	-	3,313	-	11,047	9,351	150,877
President	2008	114,738	-	-	11,766	6,884	10,045	11,452	154,885
& Chief	2007	93,236	-	-	11,628	17,101	2,787	7,642	132,394
Financial Officer									
Michael E. Kugler									
Senior Vice	2009	112,840	-	-	3,313	-	32,450	16,968	165,571
President	2008	107,458	-	-	11,766	6,447	42,059	20,061	187,791
(F&M Trust)	2007	95,836	-	-	11,628	17,250	16,575	8,204	149,493
Ronald L. Cekovich									
Senior Vice	2009	104,416	-	-	2,924	-	9,769	6,058	123,167
President	2008	101,374	-	-	10,382	6,082	9,183	8,940	135,961
(F&M Trust)	2007	99,398	-	-	10,260	17,892	2,228	7,186	136,964
Sandra G. Small									
Senior Vice	2009	88,842	-	-	1,949	-	19,225	8,558	118,574
President	2008	85,410	-	-	6,921	5,125	15,023	10,442	122,921
(F&M Trust)									

[1] The amounts reported in this column consist of base salary earned during the indicated year.

[2] The amounts reported in this column consist of bonus compensation earned during the indicated year. Note that payouts earned under the Management Group Pay for Performance Program are reported in this Table as Non-Equity Incentive Plan Compensation.

[3] The amounts reported in this column reflect the dollar amount of the compensation expense recognized for financial statement reporting purposes for the indicated year in accordance with FASB ASC Topic 718 in connection with awards of stock. Franklin Financial did not make any awards of stock in 2007, 2008 or 2009.

[4] The amounts reported in this column reflect the dollar amount of the compensation expense recognized for financial statement reporting purposes for the indicated year in accordance with FASB ASC Topic 718 in connection with awards of stock options made pursuant to the Incentive Stock Option Plan. The Incentive Stock Option Plan is described under the heading "Long-Term Incentive Compensation" in the Compensation Discussion and Analysis which appears above. The assumptions used in the calculation of these amounts are identified in a footnote to the audited year end financial statements of Franklin Financial, which financial statements are included in the Annual Report on Form 10-K filed by Franklin Financial with the Securities and Exchange Commission.

[5] The amounts reported in this column consist of payouts earned in respect of the Company's performance for the indicated year under the Management Group Pay for Performance Program, a non-equity incentive compensation plan which is described under the heading "Short-Term Incentive Compensation" in the Compensation Discussion and Analysis which appears above. The Pay for Performance Program was suspended for 2009.

[6] The amount reported in this column consists of the aggregate change in the actuarial present value of accumulated benefits under the F&M Trust Pension Plan from the plan measurement date used for financial statement reporting purposes with respect to the prior completed fiscal year to the plan measurement date used for financial statement reporting purposes with respect to the indicated year. The F&M Trust Pension Plan is described in the narrative which follows the Pension Benefits Table which appears below.

[7] Reported amount includes matching and discretionary contributions made by the Company to the Company 401(k) Plan in 2009 for Mr. Snell $6,731, Mr. Hollar $6,428, Mr. Cekovich $5,448, Mr. Kugler $5,828, and Ms. Small $4,611.
[8] Reported amount includes split-dollar life insurance policy premiums paid by the Company in 2009 for Mr. Snell $7,043, Mr. Hollar $1,694, Mr. Cekovich $610, Mr. Kugler $2,089, and Ms. Small $1,219.
[9] Reported amount includes club dues of $4,976 and amounts related to personal use of company automobile of $4,463 paid by the Company in 2009 for Mr. Snell.
[10] Reported amount includes contributions made by the Company in 2009 pursuant to the Qualified Supplemental Plan, reported below in the Nonqualified Deferred Compensation table, for Mr. Snell $4,861, Mr. Hollar $1,229, Mr. Kugler $9,051 and Ms. Small $2,728.
[11] The amounts reported in this column consist of the dollar value of total compensation for the indicated year, equal to the sums of columns (a) through (i).

Plan-Based Compensation

The following table provides certain information concerning awards granted in 2009 under incentive and under other plans to the executive officers named in the Summary Compensation Table appearing above.

GRANTS OF PLAN-BASED AWARDS IN 2009

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [(2)]							
Name (a)	Grant Date [(1)] (b)	Threshold ($) (b-1)	Target (Mid-Point) of Range) ($) (b-2)	Maximum ($) (b-3)	Estimated Future Payouts Under Equity Incentive Plan Awards ($) (c)	All Other Stock Awards: Number of Shares of Stock or Units (#) (d)	All Other Stock Awards: Number of Securities Underlying Options [(3)] (#) (e)	Exercise or Base Price of Option Awards [(4)] ($/Sh) (f)	Grant Date Fair Value of Stock and Option Awards [(5)] ($/Sh) (g)
William E. Snell, Jr.	2/26/09	0	22,487	44,975	-	-	2,500	16.11	4,873
	7/01/09	-	-	-	-	-	791	16.61	-
Mark R. Hollar	2/26/09	0	12,717	25,433	-	-	1,700	16.11	3,313
	7/01/09	-	-	-	-	-	395	16.61	-
Ronald L. Cekovich	2/26/09	0	10,442	20,883	-	-	1,500	16.11	2,924
	7/01/09	-	-	-	-	-	370	16.61	-
Michael E. Kugler	2/26/09	0	11,284	22,568	-	-	1,700	16.11	3,313
	7/01/09	-	-	-	-	-	376	16.61	-
Sandra G. Small	2/26/09	0	8,884	17,768	-	-	1,000	16.11	1,949
	7/01/09	-	-	-	-	-	303	16.61	-

[1] The grant date for stock options and other equity-based awards.
[2] The amounts shown in Columns (b-1) through (b-3) represent the range of possible payouts in respect of the Company's calendar year 2009 financial performance under the Pay for Performance Program described in the Compensation Discussion and Analysis above. Payouts are determined as a percentage of base salary, with the range of possible payouts varying from -0- percent of base salary (if none of the eight financial targets are met and if a poor personal performance evaluation is received) to 20 percent of base salary (if all eight financial targets are met and a top personal performance evaluation is received).Column (b-1) shows the threshold result with a -0- percent payout at the low end of the range; Column (b-2) shows a 10 percent payout at the mid point of the range; and Column (b-3) shows a 20 percent payout at the maximum point of the range. The Pay for Performance Program was suspended for 2009 and no payout was made thereunder.
[3] The number of shares of stock underlying options granted February 26,2009 under the Franklin Financial Incentive Stock Option Plan and July 1, 2009 under the Employee Stock Purchase Plan.
[4] The per-share exercise price of the options granted during 2009.
[5] Reported amount is the aggregate fair value of stock options granted in 2009, determined as of the date of grant in accordance with FASB ASC Topic 718. With respect to options granted under the Employee Stock Purchase Plan, no fair value is recognized under FASB ASC Topic 718 as of the date of grant. The assumptions used in the calculation of these amounts are included in a footnote to the audited financial statements of Franklin Financial for the fiscal year ended December 31, 2009, which financial statements are included in the Annual Report on Form 10-K filed by Franklin Financial with the Securities and Exchange Commission. No gain will be realized by the officer unless the market price of Franklin Financial common stock appreciates in value following the date of grant, which appreciation will benefit all shareholders generally. The actual value, if any, that an officer may realize upon the exercise of an option will depend upon the excess of the market price of Franklin

Financial common stock on the date of exercise over the exercise price of the option. There can be no assurance that an officer will realize all or any part of the value of any option as reported in this Table, which value is merely an estimate determined in accordance with FASB ASC Topic 718.

Outstanding Stock Option and Other Equity Awards at Fiscal Year End

The following table provides certain information with respect to the executive officers named in the Summary Compensation Table appearing above concerning stock options and other equity awards which were outstanding on December 31, 2009.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2009

		Option Awards (1)				
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable(2) (#)	Number of Securities Underlying Unexercised Options Unexercisable(3) (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (4) (#)	Option Exercise Price (5) ($)	Option Expiration (6) Date
William E. Snell, Jr.	4/23/2002(ISOP)	3,125	-	-	20.00	4/24/2012
	2/12/2003(ISOP)	1,562	-	-	21.42	2/13/2013
	2/12/2004(ISOP)	3,125	-	-	27.68	2/13/2014
	2/10/2005(ISOP)	1,250	-	-	27.42	2/11/2015
	2/09/2006(ISOP)	1,250	-	-	24.92	2/10/2016
	2/08/2007(ISOP)	2,500	-	-	27.37	2/08/2017
	2/14/2008(ISOP)	3,750	-	-	23.77	2/12/2018
	2/26/2009(ISOP)	2,500	-	-	16.11	2/26/2019
	7/01/2009(ESPP)	791	-	-	16.61	6/30/2010
Mark R. Hollar	2/12/2004(ISOP)	625	-	-	27.68	2/13/2014
	2/10/2005(ISOP)	750	-	-	27.42	2/11/2015
	2/09/2006(ISOP)	750	-	-	24.92	2/10/2016
	2/08/2007(ISOP)	1,700	-	-	27.37	2/09/2017
	2/14/2008(ISOP)	2,550	-	-	23.77	2/12/2018
	2/26/2009(ISOP)	1,700	-	-	16.11	2/26/2019
	7/01/2009(ESPP)	395	-	-	16.61	6/30/2010
Ronald L. Cekovich	4/23/2002(ISOP)	1,875	-	-	20.00	4/24/2012
	2/12/2003(ISOP)	937	-	-	21.42	2/13/2013
	2/12/2004(ISOP)	1,875	-	-	27.68	2/13/2014
	2/10/2005(ISOP)	750	-	-	27.42	2/11/2015
	2/09/2006(ISOP)	750	-	-	24.92	2/10/2016
	2/08/2007(ISOP)	1,500	-	-	27.37	2/08/2017
	2/14/2008(ISOP)	2,250	-	-	23.77	2/12/2018
	2/26/2009(ISOP)	1,500	-	-	16.11	2/26/2019
	7/01/2009(ESPP)	370	-	-	16.61	6/30/2010
Michael E. Kugler	2/12/2004(ISOP)	625	-	-	27.68	2/13/2014
	2/10/2005(ISOP)	250	-	-	27.42	2/11/2015
	2/09/2006(ISOP)	850	-	-	24.92	2/10/2016
	2/08/2007(ISOP)	1,700	-	-	27.37	2/08/2017
	2/14/2008(ISOP)	2,550	-	-	23.77	2/12/2018
	2/26/2009(ISOP)	1,700	-	-	16.11	2/26/2019
	7/01/2009(ESPP)	376	-	-	16.61	6/30/2010
Sandra G. Small	2/14/2008(ISOP)	1,500	-	-	23.77	2/12/2018
	2/26/2009(ISOP)	1.000	-	-	16.11	2/26/2019
	7/01/2009(ESPP)	303	-	-	16.61	6/30/2010

[1] Reported options were granted under the Incentive Stock Option Plan or Employee Stock Purchase Plan, as indicated.
[2] Reflects the number of shares of stock underlying unexercised options that are exercisable as of December 31, 2009.
[3] Reflects the number of shares of stock underlying unexercised options that are not exercisable as of December 31, 2009.
[4] Reflects the total number of shares of stock underlying unexercised options that were awarded under an equity incentive plan and that have not been earned as of December 31, 2009.
[5] Reflects the exercise price of each option reported in columns (a), (b) and (c).
[6] Reflects the expiration date of each option reported in columns (a), (b) and (c).

Stock Option Exercises and Vesting of Stock Awards

None of the Named Executive Officers exercised any stock options in 2009. Franklin Financial has not made any other stock awards.

Pension Benefits

The following table provides certain information with respect to the executive officers named in the Summary Compensation Table appearing above concerning pension benefits paid during calendar year 2009 or payable as of December 31, 2009 under tax qualified and non-tax qualified defined benefit plans.

PENSION BENEFITS AT AND FOR THE YEAR ENDED DECEMBER 31, 2009
(MEASUREMENT DATE IS DECEMBER 31, 2009)

Name	Plan Name (a)	Number of Years of Credited Service [1] (#) (b)	Present Value of Accumulated Benefit [2] ($) (c)	Payments During Last Fiscal Year [3] ($) (d)
William E. Snell, Jr.	Farmers and Merchants Trust Company Pension Plan	14.7	331,037	-
Mark R. Hollar	Farmers and Merchants Trust Company Pension Plan	15.9	49,392	-
Ronald L. Cekovich	Farmers and Merchants Trust Company Pension Plan	8.3	41,849	-
Michael E. Kugler	Farmers and Merchants Trust Company Pension Plan	31.3	225,194	-
Sandra G. Small	Farmers and Merchants Trust Company Pension Plan	25.7	120,701	-

[1] Reflects the number of years of service credited to the named executive officer under the plan, computed as of the same pension plan measurement date used for financial statement reporting purposes with respect to the registrant's audited financial statements for 2009. The number of years of credited service is equal to the number of years of actual service with Company.
[2] Reflects the actuarial present value of the named executive officer's accumulated benefit under the plan, computed as of the same pension plan measurement date used for financial statement reporting purposes with respect to the registrant's audited financial statements for 2009. Actuarial present values are calculated using the assumptions described in a footnote to the audited financial statements of Franklin Financial for the year ended December 31, 2009 , which financial statements are included in the Annual Report on Form 10-K filed by Franklin Financial with the Securities and Exchange Commission. Benefits are assumed to be payable in each case at age 65 or, if earlier, on the date upon which the sum of the participant's age and years of service equals 100.
[3] Reflects the dollar amount of the payments and benefits (if any) paid to the named executive officer during 2009.

F&M Trust maintains the Farmers and Merchants Trust Company of Chambersburg Pension Plan (the "Pension Plan"), a defined benefit plan, for the benefit of its employees. Prior to 2002, the retirement benefit under the Pension Plan was determined by reference to a participant's highest five consecutive years' compensation in the ten years preceding normal retirement. Compensation is defined generally as salary, bonus and non-equity incentive plan compensation as reported in the Summary Compensation Table appearing above, but excludes long-term disability payments, taxable fringe benefits, moving expenses, housing expenses, noncash taxable amounts under any restricted stock program, restricted stock program cash dividend payments, and tax equalization payments. Section 401(a) (17) of the Internal Revenue Code of 1986, as amended (the "Code"), limits a participant's compensation for each calendar year.

The Pension Plan was amended in December of 2004 for the purpose of adopting a career-average benefit formula which is applicable to employees who are hired on or after July 1, 2000. The normal retirement benefit under the Pension Plan is a single-life annuity equal to 1% of compensation for each year of service, plus 0.60% of compensation in excess of the taxable wage base for each year of service up to a maximum of 35 years, with compensation determined over the participant's work history rather than the previous method of 5-year final average compensation. For employees who are hired or rehired on or after July 1, 2000 but before January 1, 2005, the participant's accrued benefit as of December 31, 2005 is based on the retirement benefit formula in effect before January 1, 2006, with subsequent accruals added each year based upon the new career-average formula. However, the adoption of this amendment will not affect the benefits payable under the Pension Plan to Messrs. Snell, Hollar, Kugler and Ms. Small, each of whom was hired before July 1, 2000. Mr. Cekovich, who is affected by the amendment, began accruing benefits under the new career-average benefit formula effective January 1, 2006. Retirement benefits under the Pension Plan are limited by the maximum benefit specified under Section 415 of the Code.

The Pension Plan was amended in August 2007 for the purpose of adopting a career-average benefit formula which is applicable to all employees, regardless of date of hire. For employees hired before July 1, 2000 and who were under the old final-average benefit formula, this change is effective January 1, 2008. Employees who were hired on or after July 1, 2000 were already under the career-average benefit formula and the Pension Plan continues unchanged for them. In addition, the Pension Plan was amended in December 2006 for the purpose of closing the plan to new employees. Employees hired on or after April 1, 2007 will not be eligible to participate in the Pension Plan and, instead, will participate only in the Company's 401(k) Plan.

The change to the career average benefit formula results in lower retirement plan expense for the Company and in lower projected benefits for most participants. To minimize the adverse impact on existing participants, several additional steps were taken, effective January 1, 2008:

1. The matching contribution in the Company's 401(k) Plan was increased to 100% on the first 4% of employee deferrals, plus 50% of the next 2% of deferrals. This results in a potential 1% additional matching contribution made to participants by F&M Trust.

2. A new qualified supplemental retirement plan, the Farmers and Merchants Trust Company of Chambersburg Pension Supplemental Plan (the "Qualified Supplemental Plan"), was adopted in order to provide benefits to those Pension Plan participants who were most severely affected by the recently adopted change to the Pension Plan benefit formula. The Qualified Supplemental Plan is a defined contribution plan. A contribution will be made on behalf of each participant in the Qualified Supplemental Plan according to a schedule which was adopted as part of this Plan. The contribution amounts vary according to how the participant was impacted by the change to the Pension Plan benefit formula. The contribution amounts under the Qualified Supplemental Plan range from 1% to 9% of the participant's compensation. None of the executive officers named in the Summary Compensation Table participate in the Qualified Supplemental Plan.

3. Some individuals who were adversely impacted by the change in the Pension Plan benefit formula cannot participant in the Qualified Supplemental Plan due to compliance testing issues under the Code and the fact that these individuals are (or could become) "highly compensated employees" as defined

under the Code. These participants will be covered under a new nonqualified plan, the Farmers and Merchants Trust Company of Chambersburg Pension Supplemental Nonqualified Deferred Compensation Plan (the "Nonqualified Supplemental Plan"), which has contribution provisions similar to the Qualified Supplemental Plan described in Paragraph 2 above. Messrs. Snell, Hollar and Kugler and Ms. Small participate in this Plan. The Nonqualified Supplemental Plan is a defined contribution plan. Annual contributions will be made by F&M Trust on behalf of plan participants ranging between 1% and 9% of the participant's compensation, depending upon the impact that the change in the pension plan benefit formula had on the participant's pension benefit. Plan assets are invested as directed by each executive officer in one or more publicly available investment funds made available by the Bank's Trust Department. Earnings are solely the result of fund performance.

The following table provides certain information with respect to the executive officers named in the Summary Compensation Table appearing above concerning nonqualified deferred compensation accrued during 2009 pursuant to the Nonqualified Supplemental Plan described above.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in last FY (1) ($)	Employer Contributions in last FY (2) ($)	Aggregate earnings in last FY (3) ($)	Aggregate withdrawals/ distributions (4) ($)	Aggregate Balance at last FYE (5) ($)
William E. Snell, Jr.	-	4,681	1,472	-	10,775
Mark R. Hollar	-	1,229	442	-	2,678
Ronald L. Cekovich	-	-	-	-	-
Michael E. Kugler	-	9,051	3,998	-	20,184
Sandra G. Small	-	2,728	943	-	6,148

1 The dollar amount of aggregate executive contributions during Franklin Financial's last fiscal year.
2 The dollar amount of aggregate employer contributions during Franklin Financial's last fiscal year, reported in the "All Other Compensation" column of the Summary Compensation Table above.
3 The dollar amount of aggregate interest or other earnings accrued during Franklin Financial's last fiscal year.
4 The aggregate dollar amount of all withdrawals by and distributions to the executive during Franklin Financial's last fiscal year.
5 The dollar amount of total balance of the executive's account as of the end of Franklin Financial's last fiscal year, includes amounts reported as employer contributions in the "All Other Compensation" column of the Summary Compensation Table for 2008 and 2009.

Mr. Snell is currently eligible for early retirement under the Pension Plan. If early retirement is elected, the early retirement benefit is payable on the first day of the month coincident with or next following the attainment of age 55 and the completion of 10 years of service. For each month the early retirement date precedes the normal retirement age of 65, the normal retirement benefit is reduced by 0.7% for each of the first 60 months and by 0.35% for each of the-next 60 months. Unreduced benefits are provided for participants for whom the sum of age and service equals or exceeds 100.

Employment Agreements And Potential Payments Upon Termination Or Change In Control

All employees of the Company, including the Company's executive officers, are employed at will and do not have employment contracts, severance pay agreements or "golden parachute" arrangements that would be triggered upon the occurrence of a change in control of the Company.

Equity Compensation Plan Information

The following table summarizes share and exercise price information relating to Franklin Financial's equity compensation plans as of December 31, 2009:

EQUITY COMPENSATION PLAN INFORMATION AT DECEMBER 31, 2009

Plan Category	Number of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants And Rights	Number Of Securities Remaining Available For Future Issuance Under Plans (Excluding Securities Reflected In The First Column)
Equity Compensation Plans Approved By Security Holders	90,124 (1)	$23.46	148,127 (2)
Equity Compensation Plans Not Approved By Security Holders	-	N/A	-
Total	90,124	$23.46	148,127

[1] Number of shares subject to issuance pursuant to the exercise of outstanding options granted under the Incentive Stock Option Plan of 2002.
[2] Number of shares available as of December 31, 2009 for future issuance under the Incentive Stock Option Plan of 2002.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed the audited consolidated financial statements of Franklin Financial for the year ended December 31, 2009 and has discussed these financial statements with management and with Franklin Financial's independent registered public accounting firm, ParenteBeard LLC ("ParenteBeard"). The Audit Committee also has discussed with ParenteBeard the matters required to be discussed by Statement of Auditing Standards No. 61, as amended.

The Audit Committee has received from ParenteBeard the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding, and has discussed with ParenteBeard, its independence from Franklin Financial and its management.

Based upon the review and discussions described above, the Audit Committee recommended to the Board of Directors that Franklin Financial's audited consolidated financial statements for the year ended December 31, 2009 be included in Franklin Financial's Annual Report on Form 10-K for that year.

In connection with the standards for accountant's independence adopted by the SEC, the Audit Committee considers in advance of the provision of any non-audit services by Franklin Financial's independent accountants whether the provision of such services is compatible with maintaining the independence of such accountants.

This report is not intended to be "soliciting material," is not intended to be "filed" with the SEC, and is not intended to be incorporated by reference into any filing made by Franklin Financial with the SEC under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether such filing is made before or after the date hereof and notwithstanding any general incorporation language contained in any such filing.

The foregoing report is submitted by the Audit Committee:

Jeryl C. Miller, Chairman
Martin R. Brown
G. Warren Elliott
Allan E. Jennings, Jr.
Charles M. Sioberg

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

General Information

For the year ended December 31, 2009, Franklin Financial engaged ParenteBeard LLC to audit its consolidated financial statements. Representatives of ParenteBeard LLC are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

Beard Miller Company LLP ("Beard"), an independent registered public accounting firm, audited Franklin Financial's consolidated financial statements for the years ended December 31, 2007 and 2008 and had been engaged to audit its consolidated financial statements for the year ended December 31, 2009.

On October 1, 2009, Franklin Financial was notified that the audit practice of Beard was combined with that of Parente Randolph, LLC to form ParenteBeard LLC ("ParenteBeard"). On October 1, 2009, Beard resigned as the auditors of the Company and with the approval of the Audit Committee, ParenteBeard was engaged as Franklin Financial's independent registered public accounting firm for the year ended December 31, 2009. Beard's reports on the Company's financial statements for the years ended December 31, 2007 and 2008 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During such years and during the interim period from December 31, 2008 to October 1, 2009, the date of Beard's resignation, there were no disagreements with Beard on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Beard, would have caused it to make reference to such disagreements in its reports. In accordance with Regulations of the Securities and Exchange Commission, the Company filed a Form 8-K with the SEC on October 5, 2009 reporting this change in the Company's independent registered public accounting firm. Attached to and incorporated by reference as an exhibit to the Form 8-K report is a letter supplied by Beard stating that it had been provided with and reviewed a copy of the Company's report containing the same statements as set forth in this disclosure and further stating that it agreed with such statements.

Information About Fees

Aggregate fees billed to Franklin Financial by Beard Miller Company LLP and ParenteBeard LLC for services rendered are presented below:

	Year Ended December 31	
	2009	2008
Audit Fees	$141,501	$137,532
Audited Related Fees	18,160	16,523
Tax Fees	19,938	15,782
All Other Fees	-	-
Total Fees	$179,599	$169,837

Audit Fees include fees billed for professional services related to the audit of Franklin Financial's annual consolidated financial statements, including audit of internal controls, and the review of the unaudited financial statements included in Franklin Financial's Quarterly Reports on Form 10-Q.

Audit Related Fees include fees billed for professional audit related services consisted principally of employee benefit plan audits and consultation with respect to accounting matters.

Tax Fees include fees billed for professional tax related services consisted principally of the preparation of state and federal tax returns and assistance with tax matters.

All Other Fees include fees billed for services provided by Beard Miller Company LLP and ParenteBeard LLC, other than the services reported under the Audit Fees, Audit Related Fees, or Tax Fees sections of the table above. No other fees were billed to Franklin Financial by Beard Miller Company LLP and ParenteBeard LLC during 2009 and 2008.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and legally permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre- approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the independent auditor is required to provide detailed back-up documentation at the time of approval or such other detailed information as the Audit Committee deems appropriate. The Audit Committee may delegate pre-approval authority to one or more of its members. Such a member must report any decisions to the Audit Committee at the next scheduled meeting. All audit and permissible non-audit services provided by Beard Miller Company LLP and ParenteBeard LLC in 2009 were pre-approved by the Audit Committee and in no case was such pre-approval waived under the de minimis exception set forth in the applicable SEC rules and regulations.

INFORMATION CONCERNING RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Under the Audit Committee's Charter, the Audit Committee is responsible for selecting the Company's independent auditors. The Audit Committee evaluates and monitors the auditors' qualifications, performance and independence. You can learn more about the Audit Committee's responsibilities with respect to the independent auditors in the Audit Committee's charter, which is posted on our website at www.franklinfin.com.

On March 11, 2010, the Audit Committee presented its conclusions regarding the independent auditors to our Board of Directors. Following this presentation, the Board voted unanimously to recommend that shareholders vote to ratify the Audit Committee's selection of ParenteBeard LLC as the Company's independent registered public accounting firm for 2010.

The Audit Committee and Board have adopted a policy that if a majority of the votes cast at the annual meeting is against ratification, the Audit Committee will reconsider its selection of ParenteBeard LLC. The Audit Committee, however, will be under no obligation to select new independent auditors. If the Audit Committee does select new independent auditors for 2010, the Company will not seek shareholder ratification of the Audit Committee's new selection.

The Board of Directors recommends a vote "FOR" the ratification of the Audit Committee's selection of ParenteBeard LLC, as the independent registered public accounting firm for 2010.

ADDITIONAL INFORMATION

Executive Officers

The following persons are the executive officers of Franklin Financial (some of whom are officers of F&M Trust):

Name	Age	Office Held
William E. Snell, Jr.	61	President and Chief Executive Officer of Franklin Financial and F&M Trust since 1996; President of Franklin Financial and F&M Trust since 1995
Mark R. Hollar	48	Senior Vice President and Chief Financial Officer since 2006; Treasurer and Chief Financial Officer of Franklin Financial and Vice President/Finance of F&M Trust since 2005; Vice President and Controller of F&M Trust since 2000
Ronald L. Cekovich	53	Senior Vice President and Technology Service Manager of F&M Trust since 2006; Vice President and Technology Services Manager of F&M Trust since 2001
Michael E. Kugler	53	Senior Vice President and Commercial Services Market Manager of F&M Trust since 2006; Vice President of F&M Trust since 1994
Sandra G. Small	52	Senior Vice President & Risk Management Officer since 2005; Vice President & Credit Administration Manager since 1999

Transactions with Related Persons

Some of the directors and executive officers of Franklin Financial and the companies with which they are associated were customers of and had banking transactions with F&M Trust in the ordinary course of business during 2009. All loans and commitments to loan made to such persons and the companies with which they are associated were made on substantially the same terms, including interest rates, collateral, and repayment terms, as those prevailing at the time for comparable transactions with other persons and did not involve more than a normal risk of collectibility or present other unfavorable features. It is anticipated that F&M Trust will enter into similar transactions in the future.

In accordance with the terms of Franklin Financial's Corporate Governance Guidelines (a copy of which is posted on Franklin Financial's website at www.franklinfin.com), any transaction involving Franklin Financial or any direct or indirect subsidiary of Franklin Financial and an executive officer, a director, a nominee for election to the Board of Directors, or a five percent or greater shareholder (or a member of his or her immediate family or a company or other entity in which he or she has, directly or indirectly, a financial interest) must be submitted for review by the Audit Committee, except that any proposed loan to any such person or entity is submitted to the entire Board of Directors for review. It is the policy of the Audit Committee to carefully review any such proposed transaction and to grant a waiver of Franklin Financial's policy prohibiting transactions and relationships that may involve a conflict of interest only if the proposed transaction can be structured in such a way as to eliminate both any potential financial disadvantage to Franklin Financial and any appearance of impropriety.

Throughout 2009, F&M Trust , in the ordinary course of its business, engaged the firm of Martin & Martin, Inc. to prepare engineering studies for various projects throughout the bank's branch network. Charles M. Sioberg , Chairman of the Board of Directors, is a Vice President and stockholder of Martin & Martin, Inc. and reported that payment for his firm's services totaled $126,171 in 2009. These engagements were approved by the Audit Committee in accordance with Franklin Financial's Corporate Governance Guidelines. In addition, the Board of Directors has considered these engagements and the amounts paid to Martin & Martin, Inc. in determining that Mr. Sioberg is independent, including the fact that the aggregate amount paid was less than the threshold of 5 percent of Franklin Financial's consolidated gross revenues set forth in the NASDAQ Stock Market's independence rules.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires that the directors and certain officers of Franklin Financial file with the SEC reports of ownership and changes in ownership with respect to shares of Franklin Financial common stock beneficially owned by them. Based solely upon its review of copies of such reports furnished to it and written representations made by its directors and those officers who are subject to such reporting requirements, Franklin Financial believes that during the calendar year ended December 31, 2009, all filing requirements applicable to its directors and officers were complied with.

Shareholder Communication with the Board of Directors

Shareholders and other interested persons who wish to communicate with the Board of Directors (including, specifically, the non-management directors) may do so by letter addressed to Chairman of the Board, Franklin Financial Services Corporation, P.O. Box 6010, Chambersburg, Pennsylvania 17201-6010.

Shareholders and other interested persons who wish to express a concern relating to accounting or audit related matters may do so by letter addressed to Chairman of the Audit Committee, Franklin Financial Services Corporation, P.O. Box 6010, Chambersburg, Pennsylvania 17201-6010.

Householding of Shareholder Mailings

In accordance with a notice sent to all shareholders with the same last name who share the same address, only one copy of Franklin Financial's annual report and proxy statement will be sent to that address, unless contrary instructions are given to Franklin Financial. This practice, known as "householding," is designed to reduce Franklin Financial's printing and postage costs. However, if any shareholder residing at such an address wishes to receive a separate annual report and proxy statement in the future, the shareholder may call Franklin Financial's Corporate Secretary at (717) 261-3555 or write to Corporate Secretary, Franklin Financial Services Corp., P.O. Box 6010, Chambersburg, Pennsylvania 17201-6010 or communicate the request by E-mail addressed to cathy.angle@f-mtrust.com. If a shareholder is receiving multiple copies of Franklin Financial's annual report and proxy statement, the shareholder may request to receive only a single copy of these materials by contacting Franklin Financial's Corporate Secretary in the same manner.

Annual Report on Form 10-K

A copy of the annual report of Franklin Financial for the year ended December 31, 2009 on Form 10-K as filed with the SEC is available without charge to shareholders, depositors and other interested persons upon request addressed to William E. Snell, Jr., President and Chief Executive Officer, Franklin Financial Services Corporation, P.O. Box 6010, Chambersburg, Pennsylvania 17201-6010. Franklin Financial's Form 10-K, as well as its other periodic reports filed with the SEC pursuant to Section 15(d) of the Securities Exchange Act of 1934, are available on Franklin Financial's website at www.franklinfin.com.

OTHER MATTERS

The Board of Directors of Franklin Financial knows of no matters, other than those discussed in this Proxy Statement, which will be presented at the 2010 Annual Meeting. However, if any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors of Franklin Financial.

BY ORDER OF THE BOARD OF DIRECTORS

Catherine C. Angle

CATHERINE C. ANGLE, Secretary

Chambersburg, Pennsylvania
March 30, 2010

Contents

Franklin Financial
Services Corporation

Franklin Financial Services Corporation (the Corporation) is a holding company with headquarters in Chambersburg, PA. The Corporation's direct subsidiary is The Farmers and Merchants Trust Company of Chambersburg (the bank, F&M Trust).

F&M
TRUST

F&M Trust is a full-service bank offering investment, trust, commercial and retail services with twenty-five community offices in Franklin, Cumberland, Fulton and Huntingdon Counties.


F&M
TRUST

Consolidated Financial Highlights

(dollars in thousands, except per share)	**2009**	2008	% increase (decrease)
Performance			
Net income	**$ 6,585**	$ 8,595	(23)
Return on average equity	**8.69%**	10.99%	
Return on average assets	**0.69%**	1.01%	
Return on average tangible equity[1]	**10.79%**	13.19%	
Return on average tangible assets[1]	**0.74%**	1.05%	
Shareholders' Value (per share)			
Diluted earnings per share	**$ $1.71**	$ $2.24	(24)
Regular cash dividends paid	**1.08**	1.07	1
Book value	**20.39**	19.10	7
Market value	**16.33**	18.25	(11)
Market value/book value multiple	**0.80**	0.96	
Price/earnings multiple	**9.55**	8.15	
Current dividend yield	**6.61%**	5.92%	
Safety and Soundness			
Leverage ratio (Tier 1)	**7.50%**	7.84%	
Risk-based capital ratio (Tier 1)	**10.89%**	11.02%	
Tangible common equity ratio[2]	**7.47%**	7.72%	
Nonperforming assets/total assets	**1.93%**	0.44%	
Allowance for loan losses as a percentage of loans	**1.21%**	1.09%	
Net charge-offs/average loans	**0.26%**	0.19%	
Balance Sheet Highlights			
Total assets	**$979,373**	$902,460	9
Investment securities	**149,770**	154,041	(3)
Loans, net	**730,626**	668,860	9
Deposits and customer repurchase agreements	**794,220**	691,653	15
Shareholders' equity	**78,766**	73,059	8
Trust assets under management (market value)	**460,233**	497,215	(7)

[1]Excludes core deposit intangible assets, goodwill and intangible asset amortization.
[2]Total equity less AOCI, goodwill and intangibles / total assets less goodwill and intangibles.

Summary of Selected Financial Data

(dollars in thousands, except per share)	For the year ended, December 31				
	2009	2008	2007	2006	2005
Summary of Operations					
Interest income	**$ 43,757**	$ 46,156	$ 49,487	$ 40,902	$ 29,711
Interest expense	**14,674**	16,037	23,796	19,956	12,173
Net interest income	**29,083**	30,119	25,691	20,946	17,538
Provision for loan losses	**3,438**	1,193	990	240	426
Net interest income after provision for loan losses	**25,645**	28,926	24,701	20,706	17,112
Noninterest income	**8,880**	6,538	10,107	8,257	6,995
Noninterest expense	**25,929**	23,189	22,793	19,296	17,058
Income before income taxes	**8,596**	12,275	12,015	9,667	7,049
Income tax	**2,011**	3,680	2,759	2,097	937
Net income	**$ 6,585**	$ 8,595	$ 9,256	$ 7,570	$ 6,112
Per Common Share					
Basic earnings	**$ 1.71**	$ 2.24	$ 2.41	$ 2.11	$ 1.82
Diluted earnings	**1.71**	2.24	2.40	2.10	1.81
Regular cash dividends paid	**1.08**	1.07	1.03	0.99	0.95
Market value	**16.33**	18.25	24.95	27.30	25.25
Balance Sheet Data (end of year)					
Total assets	**$ 979,373**	$ 902,460	$ 820,371	$ 799,333	$ 621,357
Loans, net	**730,626**	668,860	564,256	521,684	391,788
Deposits	**738,365**	627,341	606,277	595,295	456,799
Long-term debt	**94,688**	106,141	59,714	38,449	48,546
Shareholders' equity	**78,766**	73,059	77,642	71,614	55,670
Trust assets under management (market value)	**460,233**	497,215	507,920	538,152	411,165
Performance Measurements					
Return on average assets	**0.69%**	1.01%	1.14%	1.07%	1.03%
Return on average equity	**8.69%**	10.99%	12.62%	11.92%	11.13%
Return on average tangible assets[1]	**0.74%**	1.05%	1.18%	1.09%	1.03%
Return on average tangible equity[1]	**10.79%**	13.19%	15.41%	13.42%	11.13%
Dividend payout ratio	**62.95%**	47.66%	42.77%	47.03%	52.31%
Average equity to average asset ratio	**7.98%**	9.18%	8.98%	8.96%	9.28%
Efficiency ratio	**65.35%**	61.25%	61.28%	63.06%	66.39%
Net interest margin	**3.44%**	4.03%	3.67%	3.45%	3.45%

[1]Excludes core deposit intangible assets, goodwill and intangible asset amortization.

Bill Snell
President & CEO

A Message to Our Shareholders

Dear Shareholder:

Franklin Financial reported earnings of $6,585,000 in 2009, representing a 23.4% decrease from our 2008 earnings of $8,595,000. Diluted earnings per share decreased from $2.24 per share in 2008 to $1.71 per share in 2009.

2009 may have been the most challenging year in the financial services industry since the Great Depression. As 2008 ended, it was clear that we were in a recession and 2009 began with the passage of the largest ever government spending and economic stimulus plan in an effort to jump-start the economy. Despite this initiative, the economy continued further into recession and unemployment continued to climb, reaching double digits. Consumer loan delinquency and foreclosures increased, as did business failures. And the Federal Reserve maintained short-term rates at historic lows. These conditions created a difficult operating environment for many banks during 2009 as net interest margins fell and loan losses increased. As the recession continued, bank failures increased from 25 in 2008 to 140 in 2009. As of February 28, 2010, 22 banks have already been closed.

The vast majority of community banks, including F&M Trust, continue to be among the safest and strongest institutions in our nation's financial system. As a result, we have been tasked by the FDIC with maintaining the solvency of the Deposit Insurance Fund through increased deposit insurance premiums, special assessments, and insurance premium prepayments as the current pace of bank failures is anticipated through at least 2011.

Franklin Financial was not immune to this challenging environment but fared much better than many of its peers. Although the media has repeatedly reported that "banks have stopped lending", we continued to support both consumers and businesses in our marketplace, registering *exceptional* growth in both loans and deposits during 2009.

Some key factors negatively impacting our financial performance in 2009 included:

- A 3.85% decrease in Net Interest Income on a fully tax equivalent basis (FTE) from $31,488,000 in 2008 to $30,277,000 in 2009. Although growth in loan volume positively impacted FTE Net Interest Income, the Federal Reserve's action to significantly lower short-term interest rates in December 2008, led to a repricing of loan yields which was not offset as quickly by the repricing of deposit costs.

The vast majority of community banks, including F&M Trust, continue to be among the safest and strongest institutions in our nation's financial system.

- FDIC insurance premiums increased from $105,000 in 2008 to $1,397,000 in 2009. In February 2009, the FDIC published a final rule imposing a seven basis point increase in the current deposit insurance assessment rates starting in the first quarter. Subsequently, on May 22nd, the FDIC adopted a final rule imposing a five basis point special assessment on each insured depository institution's assets minus Tier I Capital as of June 30, 2009. The special assessment was collected on September 30th and equated to approximately $450,000 for Franklin Financial. Finally, on September 29th, the FDIC adopted an Amended Restoration Plan to allow the Deposit Insurance Fund to return to its statutorily mandated minimum reserve ratio of 1.15% within eight years. At the same time, the FDIC required all insured institutions to prepay as of December 30th their estimated quarterly risk-based assessment for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. Franklin Financial paid an assessment of approximately $4,000,000 which was recorded as a prepaid expense.

(continued)


Total Assets as dollars in millions
1000
900
800
700
600
500
400
621
799
820
902
972
2005
2006
2007
2008
2009


Net Loans as dollars in millions
750
700
650
600
550
500
450
400
350
392
522
564
669
731
2005
2006
2007
2008
2009


Total Deposits & Repos as dollars in millions
800
750
700
650
600
550
500
450
400
509
674
674
692
794
2005
2006
2007
2008
2009

- An increase in our Provision for Loan Losses from $1,193,000 in 2008 to $3,438,000 in 2009 as a result of continued loan growth as well as an increase in Net Charge-offs and Nonperforming Assets.
- A $588,000 increase in Pension Expense relating to the low interest rate environment.
- Other Than Temporarily Impaired write-downs on financial services stocks in our investment portfolio in the amount of $422,000 and net losses on the sale of other securities totaling $522,000.


Net Income as dollars in thousands
10000
9000
8000
7000
6000
5000
4000
6,112
7,570
9,256
8,595
6,585
2005
2006
2007
2008
2009


Regular Cash Dividends Paid as dollars per share
1.1
1.0
0.9
0.8
0.7
0.95
0.99
1.03
1.07
1.08
2005
2006
2007
2008
2009


ROE/ROA as percentage values
16.0
14.5
13.0
11.5
10.0
8.5
Tangible ROE
15.41
13.42
13.19
11.13
12.62
11.92
10.79
11.13
ROE
10.99
8.69
1.50
1.00
0.50
0.00
ROA 1.03
TROA 1.03
ROA 1.07
TROA 1.09
ROA 1.14
TROA 1.16
ROA 1.01
TROA 1.05
ROA 0.69
TROA 0.74
2005
2006
2007
2008
2009

As a shareholder, you received a 1% increase in regular cash dividends from $1.07 in 2008 to $1.08 in 2009. Our current annual dividend payout represents a 6.6% return based upon the closing price of Franklin Financial stock at December 31, 2009. Regular cash dividends have grown at an average rate of 4.2% over the past five years.

The market value of a share of Franklin Financial stock decreased 10.5% from a closing price of $18.25 at year-end 2008 to $16.33 at December 31, 2009. We are

(continued)

F&M Trust Management team (left to right): Ken Ditzler, Mike Kugler, Trish Hanks, Ron Cekovich, Mark Hollar, Bill Snell, Tom Peterson, Karen Carmack (Not pictured: Sandy Small)



Left to right:
Mike Kugler, SVP & Commercial Services Market Manager, F&M Trust
Sherry L. Flair, Controller, Martin's
J. Anthony Martin, VP Business Information Development, Martin's
Joseph A. Martin, Director of Production Operations, Martin's
James A. Martin, President, Martin's
Ronald G. Gipe, Executive Vice President, Martin's
Dianne Cornman, CTP, VP Cash Management Specialist, F&M Trust

Martin's Famous Pastry Shoppe, Inc.

Franklin County

The Martins have been in business for more than 50 years—starting with their famous potato rolls and expanding to include Gibbles® snack products. Today, the company continues to enjoy the community-based style of F&M Trust. **Mike Kugler** and **Dianne Cornman** keep everything easy with smart financing and cash management options, helping the Martin's team can stay focused on what they do best—serving hungry grocery and wholesale buyers up and down the East Coast.

not optimistic that financial services stocks will show a significant recovery until investors again regain confidence in both the economic recovery as well as the future earnings capacity of our industry.

Franklin Financial's total assets reached $979,373,000 at December 31, 2009, representing an 8.5% increase over 2008. Net loans grew by 9.2% on a year-over-year basis. Average loan outstandings increased by $89,757,000 or 14.5% in 2009. Commercial loan demand remained strong resulting in $235,000,000 of closed loan transactions which increased the average loan outstandings in this portfolio by $107,731,000 or 26.7%. Average consumer loan outstandings decreased 5.8% to $125,091,000 as consumers "pulled in their horns" and focused on reducing debt and increasing savings. The lower interest rate environment did, however, create a "refi boom" in residential mortgage closings. Closings in 2009 increased to $49,500,000 from $27,800,000 in 2008. Average residential mortgage outstandings declined by 12.5% or $10,494,000 as we continue to hold fewer mortgage originations in our portfolio.

We experienced strong deposit growth in 2009 as consumers and businesses built liquidity and moved funds out of higher risk investments. Total deposits and repurchase agreements as measured at year-end increased by 14.8% to $794,220,000 while average deposits and repurchase agreements increased 11.8% to $754,008,000. In addition to significant growth in Certificate of Deposit balances as a result of several successful promotions, average core deposits (i.e. checking, savings, and interest bearing checking) increased by 3.8% to $225,415,000 while our Money Management Accounts increased by $7,173,000 to $216,201,000.

Our financial condition remains strong as evidenced by a Total Risk-Based Capital Ratio of 10.89% and a Leverage Capital Ratio of 7.50%. These ratios remain above the levels that federal regulators require for an institution to be considered "well capitalized".

Our Tangible Capital Ratio, which measures Total Equity net of Accumulated Other Comprehensive Income, Goodwill and Intangible Assets as a

(continued)



Melanie Gordon, Financial Services Officer and Manager, joined F&M Trust in 2009 as St. Thomas Community Office Manager. She brings 14 years of banking experience and a solid personal commitment to the community—including helping with youth sports and serving as deacon at her church.



Jim Probst,
Vice President
Investment & Trust
Services Officer
has been a valuable
asset with F&M Trust
for the past 35 years.
Based at the Memorial
Square office, Jim
works to connect his
clients with reliable
asset management
solutions and personal
guidance on trust
management needs.

percentage of Total Assets excluding Goodwill and Intangible Assets, stands at 7.47% at year-end. This ratio has increasingly been the focus of both regulators and investors seeking to measure true capital adequacy.

Franklin Financial's safety and soundness indicators continue to compare favorably to peers. As a result of the continued loan growth as well as an increase in net charge-offs from .19% in 2008 to .26% in 2009 and an increase in Nonperforming Assets/Total Assets to 1.93%, we increased our Provision for Loan Losses by $2,245,000. Accordingly, our Allowance for Loan Losses as a percentage of Total Loans increased from 1.09% at year-end 2008 to 1.21% at December 31, 2009.

The market value of assets under management by our Investment and Trust Services Department decreased from $497,215,000 at year-end 2008 to $460,233,000 as of December 31, 2009, reflecting decreased market valuations. Assets under management as reported does not include approximately $97,700,000 in assets held at third party brokers at December 31, 2009 compared to $72,100,000 at year-end 2008. Investment and Trust Services fee income, including revenue generated through the Personal Investment Centers increased modestly from $3,500,000 in 2008 to $3,519,000 in 2009 again reflecting depressed market valuations through most of 2009.

Our investment in Bankers Settlement Services-Capital Region, LLC, a bank-owned title insurance agency based in Harrisburg and affiliated with Investors Title Insurance Company generated dividends in the amount of $80,000. The agency's revenues and profitability increased by 25% and 49% respectively. Mortgage originations by F&M Trust and insured by Bankers Settlement Services accounted for approximately 13.3% of the agency's total net premium revenue in 2009. The lending officers of F&M Trust achieved an overall penetration ratio of 41% on residential mortgages closed.

We continue to introduce products and services providing added convenience to our customers and prospective customers. During the first quarter, we added the capability of accepting both residential mortgage and home equity loan

(continued)

Custom Sign Studio Franklin County

When **Wayne Driscoll** (left), owner of Custom Sign Studio (formerly known as Wayne Driscoll Custom Sign), moved from Richmond, VA to Waynesboro, he knew he wanted a bank that could provide sincere personal service and smart financial tools that fit the needs of his growing business. And that's exactly what **Lynn Waite** (right) and her F&M Trust team has been providing. She works to help Wayne finance equipment purchases to keep up with technology advances, as well as make building renovations. He's converting a former local tavern site into an attractive new office and production space. Wayne points out that the best thing about F&M Trust is the "truly personal service" he receives. He likes that everyone knows him by name...and he knows them, too.


BIRTHDAY ADD-ONS
Customize your event with the following:
Swader's T-shirt $16
White



JW Music Cumberland County

Justin Walters, owner of JW Music in Carlisle and Mechanicsburg enjoys playing violin and getting musical instruments into the hands of countless music lovers, young and old. But what's really music to his ears is the sound of business success. Thanks to the support of **Dave Zimmerman** and F&M Trust, Justin has been able to expand—acquiring Wray's Music House in Lemoyne. He can now reach even more talented hands in local towns and schools.

applications online. In addition to the ability to review our current interest rates and programs as well as to be notified electronically as interest rates change, the system features a "Check Status" feature enabling the applicant(s) to determine the status of an in-process application and the capability of issuing a prequalification approval letter online. The volume of on-line applications to date has consistently exceeded our expectations.

Our Investment and Trust Services Department introduced a new software system with the ability to create a truly comprehensive financial plan. The response from both existing and prospective customers has been very positive. Additionally, our tax preparation services were outsourced to FAST-TAX, which offers state-of-the-art capabilities.

In October, we converted to a new online bill pay solution which enabled us to increase the percentage of all bill pay transactions that are processed electronically from less than 20% to more than 70%. Customers have the option to receive and pay their bills electronically. We are delighted that our customers have embraced this new platform as utilization more than doubled during the first four months.

Our small business initiative continues to produce measurable results. F&M Trust executed multi-year contracts to partner with the Small Business Development Centers (SBDCs) at Shippensburg University and St. Francis University to present educational programs and workshops for aspiring, as well as existing small business owners throughout our marketplace. We will continue to be the exclusive sponsor of the "First Step" and "Business Planning" workshops conducted by the SBDCs. F&M Trust's Small Business Relationship Managers participate in each workshop, presenting a segment focused on financing options. In addition to providing entrepreneurs with education, information, and tools to build and sustain successful businesses which will directly benefit our local economy, partnering with these SBDCs has provided F&M Trust with an opportunity to increase our penetration of the small business market.

In the first quarter of 2010, we rolled out a Small Business Contact program targeted at specific businesses which will feature a DVD highlighting the Small

(continued)



Tony Damore, Assistant Vice President Cumberland County Market, joined F&M Trust during 2009. As Market Manager with 20 years of experience, he is committed to building better customer relationships throughout Cumberland County. Tony knows the meaning of community—volunteering his time and talents in Shippensburg and Carlisle.



Rod Salter, joined F&M Trust in 2008 as Personal Investment Counselor. Rod's goal with the Personal Investment Center at F&M Trust is to provide personal service and experienced guidance—helping Franklin County clients develop and maintain reliable investment strategies.



Business Services of F&M Trust. We are also evaluating opportunities to add a Small Business segment to the Money Clinic. F&M Trust introduced the Money Clinic in 2008 to provide basic financial information and to increase the "money skills" and "Financial IQ" of customers and prospective customers. The initial focus of the Money Clinic (www.mymoneyclinic.com) was toward Generation X and Generation Y consumers. The information on the web site is general, and visitors can be directed to an F&M Trust professional about financial solutions for their specific situation.

Operational efficiency was greatly enhanced following the implementation of "branch capture." We added additional functionality to our check processing system by installing software that "reads" the hand written amounts on checks. Currently, this system is able to "read" more than 80% of the items automatically. We also deployed equipment in our community offices to electronically scan items such as deposits and loan payments taken over the teller line and transmit them to our check processing system. This technology, which also supports Franklin Busine$$ e-deposit (remote deposit capture) for our business customers, has enabled us to standardize our daily cut-off times across all of our community offices and to avoid delays during inclement weather in transporting items to our check processing center.

We made an additional investment in upgrading our community office network during 2009. The Carlisle Crossing Office was expanded to accommodate the growth of our Cumberland County Regional and Commercial Services staff. In addition to completing a major renovation to our Philadelphia Avenue office started in the fourth quarter of 2008, both our St. Thomas and Shippensburg offices received upgrades.

Our ATM network will expand again in 2010 with new drive-up units at Ayr Town Center in McConnellsburg and in the Riverview Business Center in Mount Union. Both locations, originally planned for 2009, will be operational by June 30th. We have also commenced renovations to the former Community Trust office on Market Street in Camp Hill to add a drive-up and retail banking lobby. In addition to Investment & Trust Services as well as consumer banking, we will also offer our small business and commercial banking products and services at this location. This facility is scheduled to be operational in the third quarter.

(continued)


EXCAVATING

Left to right:
Don Trego, Small Business Relationship Manager, F&M Trust
Paul Johnston, Fulton County Market Manager, F&M Trust
Stuart Ulsh, Owner, TMS Excavating LLC
Mendy Ulsh, Administrative Assistant, TMS Excavating LLC
Tami Ulsh, Office Manager, TMS Excavating LLC

TMS Excavating LLC Fulton County

Since 2003, TMS Excavating LLC in McConnellsburg has been digging into steady success in Fulton, Franklin, Frederick and Washington Counties. Recently, owner **Stuart Ulsh** expanded TMS to become an authorized distributor of Allan Block and Hardscape Products as well.

Late in 2009, Stuart desired a better local banking relationship—one that could help his business grow without digging TMS into a big hole. So he turned to **Don Trego** and **Paul Johnston** at F&M Trust. Don and Paul listened to Stuart's objectives, and developed a custom financial solution that could help TMS scoop up new business—and reliable profit.

Oaktree Environmental Services

Cumberland County

Oaktree Environmental Services in Carlisle isn't just a business about managing environmental waste for 3,000 clients. "It's about taking routine service to the next level, so that our customers never have to worry about a thing. Simple as that!" according to GM **Steve Kreis**.

That could be why Oaktree chose F&M Trust, too. **Lindsay Reisinger** and the business services team deliver flexible financial services, so Oaktree can think less about the finances, and more about service and growth.


OAKTREE
TRUST
VALUE
GOT ANSWERS.
5056
Steve

Before concluding, I would like to take this opportunity to recognize and thank Kurt Suter who retired from the Franklin Financial Board of Directors at the end of January 2010 for his seven years of dedicated service. His insight will be missed.

I anticipate that 2010 will be another challenging year for financial institutions. In addition to continued high unemployment and related asset quality issues, as well as new regulations, the biggest uncertainty for F&M Trust and the financial services industry remains what actions the FDIC will take in order to maintain the solvency of the Deposit Insurance Fund. The FDIC's action to require insured financial institutions to prepay insurance premiums for 2010, 2011, and 2012 as of December 30, 2009 added approximately $43 billion to the Deposit Insurance Fund. However, the FDIC estimates that at least $100 billion will be required to handle projected bank failures in 2010 and 2011. I anticipate that the FDIC's loss estimate will continue to grow as we move through 2010.

Your interest and support as Franklin Financial shareholders is sincerely appreciated.

Sincerely,

William E. Snell, Jr.
President & CEO

FFSC Board of Directors


Franklin Financial
Services Corporation



Charles S. Bender II
Retired –
F&M Trust Executive
Vice President



Martin R. Brown
President –
M.R. Brown Funeral
Home, Inc.



G. Warren Elliott
Regional Representative –
General Code Publishers;
Former Franklin County
Commissioner



Donald A. Fry
President –
Cumberland Valley Rental
and Towne Cleaners –
ANDOCO, Inc.



Allan E. Jennings, Jr.
President –
Jennings Chevrolet
Oldsmobile Cadillac, Inc.



Stanley J. Kerlin, Esq.
Attorney –
Law Offices of
Stanley J. Kerlin



Jeryl C. Miller
Vice President and
Secretary –
Charles W. Karper, Inc.



Stephen E. Patterson, Esq.
Principal –
Salzmann Hughes P.C.



Charles M. Sioberg
Chairman of the Board
Vice President –
Martin & Martin, Inc.



William E. Snell, Jr.
President and
Chief Executive Officer



Kurt E. Suter*
President –
Carlisle Mobile Homes, Inc.
and Eastern Motor Inns



Martha B. Walker, Esq.
Partner –
Walker, Connor &
Spang, LLC

FFSC Officers

Charles M. Sioberg
Chairman of the Board

William E. Snell, Jr.
President and Chief Executive Officer

Mark R. Hollar
Treasurer and Chief Financial Officer

Catherine C. Angle
Corporate Secretary

Joyce A. Riley
Assistant Corporate Secretary

*Retired from the Board effective 1/31/10.



F&M Trust Officers

Management

William E. Snell, Jr.
President and Chief Executive Officer

Mark R. Hollar
Senior Vice President
Chief Financial Officer,
Controller and Treasurer

Karen K. Carmack
Senior Vice President
Human Resources Manager,
Affirmative Action and HIPPA
Privacy Officer

Ronald L. Cekovich
Senior Vice President
Technology Services Manager

Kenneth C. Ditzler
Senior Vice President
Marketing and Corporate
Communications Manager

Michael E. Kugler
Senior Vice President
Commercial Services Market Manager

Sandra G. Small, Esq.
Senior Vice President
Risk Management Officer

Patricia A. Hanks
Vice President
Retail Services Market Manager

Thomas L. Peterson, LUTCF
Vice President
Investment & Trust Services
Market Manager

Relationship Management Division

Commercial Services

Dianne L. Cornman, CTP
Vice President
Cash Management Specialist

Debra K. Michael
Vice President

Brian E. Weikert
Vice President

David P. Zimmerman
Vice President

Kathleen M. Bloss
Assistant Vice President
Credit Department Manager

Kenneth W. Brookens
Assistant Vice President

Philip A. Pantano
Assistant Vice President

Jeramy D. Culler
Credit Analyst

Eric J. Fleming
Credit Analyst

Retail Services

L. Kay Estep
Assistant Vice President
GO Club Coordinator

CHAMBERSBURG MARKET OFFICES

Lincoln Way East Office

Kim S. McKenrick
Assistant Vice President and Manager

Memorial Square Office

Summer Franzoni
Assistant Vice President and Manager

Dana L. Kaiser
Financial Services Officer
and Assistant Manager

Pamela J. Kolsun
Assistant Financial Services Officer

Norland Avenue Office

Desirae N. Fleagle
Financial Services Officer and Manager

Orchard Park Office

Antonia L. Diffenderfer
Assistant Vice President and Manager

Christina L. Yoder
Assistant Financial Services Officer and
Assistant Manager

Penn Hall and Menno Village Offices

Bonita C. Yocum
Assistant Vice President and Manager

Philadelphia Avenue Office

Phyllis J. Amsley-Drawbaugh
Financial Services Officer and Manager

St. Thomas Office

Melanie D. Gordon
Financial Services Officer and Manager

West Side Office

N. Joy Weller
Vice President and Manager

F&M Trust Officers *(continued)*

SOUTHERN FRANKLIN COUNTY MARKET OFFICES

Kathy J. Miller
Assistant Vice President
Southern Franklin County
Market Manager

Lynn A. Waite
Small Business Relationship Manager

Greencastle and Marion Offices

Karen S. Showalter
Assistant Vice President and Manager

Tracy D. Burger
Assistant Financial Services Officer
and Assistant Manager
Greencastle Office

Vicky L. Carson
Assistant Financial Services Officer
and Assistant Manager
Marion Office

Mont Alto Office

Renee L. Preso
Assistant Vice President and Manager

Linda K. Stottlemyer
Financial Services Officer and Assistant Manager

Waynesboro Office

Natasha J. Carmack
Financial Services Officer
and Manager

Chastity L. Wantz
Assistant Financial Services Officer
and Assistant Manager

CUMBERLAND COUNTY MARKET OFFICES

Anthony L. Damore
Assistant Vice President
Cumberland County Market Manager

Lindsay J. Reisinger
Small Business Relationship Manager

Boiling Springs and Carlisle Crossing Offices

David R. Winters
Assistant Vice President and Manager

Kevin M. Stoner
Financial Services Officer
and Assistant Manager
Boiling Springs Office

Camp Hill Office

Katrina E. Buck
Financial Services Officer and Manager

Newville Office

Ellen L. Ile
Financial Services Officer
and Manager

Ritner Highway and Hanover Street Offices

I. Edward Bidelspach
Assistant Vice President and Manager

Shippensburg Office

Barbara A. Hoover
Financial Services Officer
and Manager

FULTON & HUNTINGDON COUNTIES MARKET OFFICES

Paul M. Johnston
Assistant Vice President
Fulton County Market Manager

Donald L. Trego
Assistant Vice President
Small Business Relationship Manager

Hustontown Office

Denise M. Doyle
Financial Services Officer and Manager

McConnellsburg Office

Mary E. Wright
Financial Services Officer
and Manager

Tammy L. Kelly
Assistant Financial Services Officer
and Assistant Manager

Orbisonia Office

Shawna C. Dunmire
Financial Services Officer
and Manager

Penns Village Office

Brenda J. Gordon
Financial Services Officer
and Manager

Warfordsburg Office

Geraldine A. Ramsey
Financial Services Officer
and Manager

Consumer Lending Services

Susan E. Michael
Vice President

Investment & Trust Services

Carole L. Crist
Vice President
Investment & Trust Services Officer

Ronald R. Froeschle, QPA, QKA
Vice President
Employee Benefits Officer

Warren M. Hurt
Vice President
Senior Investment Portfolio Manager

Charles R. Porter
Vice President
Business Development

James P. Probst
Vice President
Investment & Trust Services Officer

Susan A. Russell
Vice President
Investment & Trust Services Officer

F&M Trust Officers *(continued)*

Diana L. Sponseller
Vice President
Investment & Trust Services Officer

Dennis L. Wilson
Vice President
Investment & Trust Services Officer

Mark P. Bernier
Investment Portfolio Manager

Heather C. Hershey
Estate Administration Officer

Robin L. Murray
Trust Operations Manager

James R. Ifert II
Assistant Investment and
Trust Services Officer
Personal Investment Counselor

Avis M. Graham, CFP
Assistant Investment and
Trust Services Officer
Personal Investment Counselor

Roderick C. Salter, FSS
Assistant Investment and
Trust Services Officer
Personal Investment Counselor

Gerald J. Slothower, Sr.
Assistant Investment and
Trust Services Officer
Personal Investment Counselor

Jack L. Turner
Assistant Investment and
Trust Services Officer
Personal Investment Counselor

Marketing

Melissa D. Miller
Marketing Officer

Samantha J. Burke
Marketing Officer

Facilities

Barry L. Shetter
Assistant Vice President
Facilities Manager

Finance & Control

Kim A. Diehl
Financial Analyst

Amy B. Herrold
Assistant Controller

Corporate

Catherine C. Angle
Corporate Secretary

Joyce A. Riley
Assistant Corporate Secretary

Risk Management Division

Olaf R. Hasse
Vice President
Loan Portfolio Risk Management Officer

Rachel A. Jennings
Assistant Documentation
Review Officer

Janet E. Stamper
Assistant Documentation
Review Officer

Compliance

Lorie M. Heckman
Vice President
Bank Secrecy Act, Compliance
and Security Officer

John W. Olander
Assistant Compliance Officer

Mary F. Cramer
Bank Secrecy Act and OFAC Analyst

Credit Administration

William A. Pryor
Vice President
Credit Recovery Manager

Technology Services Division

Barry R. Walter
Vice President
Technology Services Officer

Patricia R. Ganoe
Assistant Vice President
Deposit Operations Manager

Pamela A. Johns
Assistant Vice President
Loan Servicing Manager

Matthew C. Clark
Assistant Technology Services Officer

Stacey A. Stenger
Data Operations Manager

General Contact Information

FFSC / F&M Trust Headquarters
Local: 717-264-6116
Toll-free: 888-264-6116

Freedom Access Center
(telephone banking service)
Local: 717-261-3662
Toll-Free: 888-261-3662

24-Hour Online Access
www.fmtrustonline.com

Community Office Locations

Chambersburg Area

Lincoln Way East
1712 Lincoln Way East,
Chambersburg
717-264-9414

Memorial Square
20 South Main Street,
Chambersburg
717-264-6116

Menno Village
2075 Scotland Avenue,
Chambersburg
717-261-3697

Norland Avenue
870 Norland Avenue
Chambersburg
717-262-2085

Orchard Park
841 Wayne Avenue,
Chambersburg
717-263-1801

Penn Hall
1425 Philadelphia Avenue,
Chambersburg
717-261-3660

Philadelphia Avenue
2405 Philadelphia Avenue,
Chambersburg
717-264-5122

St. Thomas
6962 Lincoln Way West,
St. Thomas
717-369-3240

West Side
1100 Lincoln Way West,
Chambersburg
717-263-9168

Southern Franklin County

Greencastle
518 N. Antrim Way,
Greencastle
717-597-2384

Marion
5293 Main Street,
Marion
717-375-2200

Mont Alto
8 Park Street,
Mont Alto
717-749-3161

Waynesboro
200 East Main Street,
Waynesboro
717-762-2188

Cumberland County

Boiling Springs
3 East First Street,
Boiling Springs
717-241-4131

Camp Hill
3907 Market Street,
Camp Hill
717-731-9604

Carlisle Crossing
214A Westminster Drive,
Carlisle
717-243-2215

Hanover Street
14 North Hanover Street,
Carlisle
717-249-1331

Newville
9 West Big Spring Avenue,
Newville
717-776-2240

Ritner Highway
1901 Ritner Highway,
Carlisle
717-960-1400

Shippensburg
13 Shippensburg
Shopping Center
717-530-2100

Fulton and Huntingdon Counties

Hustontown
7781 Waterfall Road,
Hustontown
717-987-3193

McConnellsburg
100 Lincoln Way East,
McConnellsburg
717-485-3144

Orbisonia
18810 Sandy Ridge Station,
Orbisonia
814-447-3104

Penns Village
182 Buchanan Trail,
McConnellsburg
717-485-3167

Warfordsburg
560 Great Cove Road,
Warfordsburg
717-294-3288

Star®/Cirrus® ATM Locations

Chambersburg Area

Downtown Drive-Up
150 Lincoln Way East,
Chambersburg

Lincoln Way East
1712 Lincoln Way East,
Chambersburg

West Side
1100 Lincoln Way West,
Chambersburg

Orchard Park
841 Wayne Avenue,
Chambersburg

Philadelphia Avenue
2405 Philadelphia Avenue,
Chambersburg

Norland Avenue
870 Norland Avenue,
Chambersburg

Northgate Commons
1500 Northfield Drive,
Chambersburg

Penn Hall
1425 Philadelphia Avenue,
Chambersburg

Menno Village
2075 Scotland Avenue,
Chambersburg

St. Thomas
6962 Lincoln Way West,
St. Thomas

Fayetteville
4025 Lincoln Way East,
Fayetteville

Southern Franklin County

Greencastle
518 North Antrim Way,
Greencastle

Marion
5293 Main Street,
Marion

Mont Alto
8 Park Street,
Mont Alto

Penn National Clubhouse
3720 Clubhouse Drive,
Fayetteville

Waynesboro
200 East Main Street,
Waynesboro

Waynesboro Market Place
11123 Buchanan Trail East,
Waynesboro

Zullinger
4884 Buchanan Trail East,
Zullinger

Cumberland County

Boiling Springs
3 East First Street,
Boiling Springs

Newville
9 West Big Spring Avenue,
Newville

Shippensburg
13 Shippensburg
Shopping Center

Ritner Highway
1901 Ritner Highway,
Carlisle

Hanover Street
14 North Hanover Street,
Carlisle

Carlisle Plaza Drive-Up
700 East High Street,
Carlisle

Carlisle Crossing
214A Westminster Drive,
Carlisle

Fulton and Huntingdon Counties

McConnellsburg
100 Lincoln Way East,
McConnellsburg

Penns Village
182 Buchanan Trail,
McConnellsburg

Hustontown
7781 Waterfall Road,
Hustontown

Warfordsburg
560 Great Cove Road,
Warfordsburg

Orbisonia
18810 Sandy Ridge Station,
Orbisonia

FFSC Shareholders' Information

Dividend Reinvestment Plan

Franklin Financial Services Corporation offers a dividend reinvestment program whereby shareholders with stock registered in their own names may reinvest their dividends in additional shares of the Corporation. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, PO Box 6010, Chambersburg, PA 17201-6010, telephone 717-264-6116.

Dividend Direct Deposit Program

Franklin Financial Services Corporation offers a dividend direct deposit program whereby shareholders with stock registered in their own names may choose to have their dividends deposited directly into the bank account of their choice on the dividend payment date. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, PO Box 6010, Chambersburg, PA 17201-6010, telephone 717-264-6116.

Annual Meeting

The Annual Shareholders' Meeting will be held Tuesday, April 27, 2010 at the Orchards Restaurant, 1580 Orchard Drive, Chambersburg. The Business Meeting will begin at 10:30 a.m. and will be followed by a luncheon. If interested in attending, please complete and return the reservation form reply card by April 12th.

Web site:

www.franklinfin.com

Stock Information

The following brokers are registered as market makers of Franklin Financial Services Corporation's common stock:

Boenning & Scattergood, Inc.
4 Tower Bridge
200 Bar Harbor Drive, Suite 300
West Conshohocken, PA 19428
800-883-1212

Morgan Keegan & Co., Inc.
3050 Peachtree Road, NW, Suite 704
Atlanta, GA 30305
866-353-7522

RBC Wealth Management
2101 Oregon Pike
Lancaster, PA 17601
800-604-1471

Stifel, Nicolaus & Co.
20 Ash Street, Suite 400
Conshohocken, PA 19428
800-223-6807

Registrar and Transfer Agent:

The registrar and transfer agent for Franklin Financial Services Corporation is Fulton Financial Advisors, N.A., One Penn Square, PO Box 4887, Lancaster, PA 17602, telephone 717-291-2546.

Market and Dividend Information

The Corporation's common stock is not actively traded in the over-the-counter market. The Corporation's stock is listed under the symbol "FRAF" on the O.T.C. Electronic Bulletin Board, an automated quotation service. Current price information is available from account executives at most brokerage firms as well as the registered market makers of Franklin Financial Services Corporation common stock as listed above under Shareholders' Information.

There were 2,111 shareholders of record as of December 31, 2009. The range of high and low bid prices, as reported by local sources is shown below for the years 2009 and 2008. Also shown are the regular quarterly cash dividends paid for the same years.

2009 Per Share

	High	Low	Dividends Declared
First quarter	**$19.00**	**$14.00**	**$0.27**
Second quarter	**17.50**	**14.50**	**0.27**
Third quarter	**17.00**	**15.75**	**0.27**
Fourth quarter	**20.50**	**15.46**	**0.27**
			$1.08

2008 Per Share

	High	Low	Dividends Declared
First quarter	$24.80	$23.10	$0.26
Second quarter	24.15	23.00	0.27
Third quarter	23.00	20.30	0.27
Fourth quarter	21.51	16.50	0.27
			$1.07

Total Return Performance Graph

The Securities and Exchange Commission requires that a publicly held company include in its Annual Report a stock performance graph comparing its five-year cumulative total return to shareholders with the returns generated by an industry-specific index (or peer group index) and with the return generated by a broad market index.

The following graph compares the cumulative total return to shareholders of Franklin Financial with the NASDAQ – Total U.S. Index (a broad market index prepared by the Center for Research in Security Prices at the University of Chicago Graduate School of Business) and with the Northeast OTC-BB and Pink Banks Index (an industry-specific index prepared by SNL Financial LC) for the five year period ended December 31, 2009, in each case assuming an initial investment of $100 on December 31, 2004 and the reinvestment of all dividends.


CUMULATIVE TOTAL RETURN FOR THE
FIVE-YEAR PERIOD ENDING DECEMBER 31, 2009


140
130
120
110
100
90
80
70
INDEX VALUE
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
Franklin Financial Services
NASDAQ Composite
SNL Northeast OTC-BB & Pink Banks

Index	Period Ended 12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Franklin Financial Services Corporation	100.00	96.14	107.98	102.62	78.68	75.02
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
SNL Northeast OTC-BB & Pink Banks	100.00	99.70	103.03	100.33	81.72	76.78

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________.

Commission file number 0-12126

FRANKLIN FINANCIAL SERVICES CORPORATION

(Exact name of registrant as specified in its charter)

PENNSYLVANIA (State or other jurisdiction of incorporation or organization)	**25-1440803** (I.R.S. Employer Identification No.)
20 South Main Street, Chambersburg, PA (Address of principal executive offices)	**17201-0819** (Zip Code)

(717) 264-6116
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **NONE**

Securities registered pursuant to Section 12(g) of the Act: **Common Stock, par value $1.00 per share**

(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

The aggregate market value of the 3,476,074 shares of the Registrant's common stock held by nonaffiliates of the Registrant as of June 30, 2009 based on the price of such shares was $59,093,258.

There were 3,864,176 outstanding shares of the Registrant's common stock as of February 26, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive annual proxy statement to be filed, pursuant to Reg. 14A within 120 days after December 31, 2009, are incorporated into Part III.

FRANKLIN FINANCIAL SERVICES CORPORATION

FORM 10-K

INDEX



[This page intentionally left blank.]

Part I

Item 1. Business

General

Franklin Financial Services Corporation (the "Corporation") was organized as a Pennsylvania business corporation on June 1, 1983 and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). On January 16, 1984, pursuant to a plan of reorganization approved by the shareholders of Farmers and Merchants Trust Company of Chambersburg ("F&M Trust" or "the Bank") and the appropriate regulatory agencies, the Corporation acquired all the shares of F&M Trust and issued its own shares to former F&M Trust shareholders on a share-for-share basis.

The Corporation's common stock is not actively traded in the over-the-counter market. The Corporation's stock is listed under the symbol "FRAF" on the Over-The-Counter Bulletin Board ("OTCBB"), an automated quotation service. The Corporation's Internet address is *www.franklinfin.com.* Electronic copies of the Corporation's 2009 Annual Report on Form 10-K are available free of charge by visiting the "Investor Information" section of *www.franklinfin.com.* Electronic copies of quarterly reports on Form 10-Q and current reports on Form 8-K are also available at this Internet address. These reports are posted as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission (SEC).

The Corporation conducts substantially all of its business through its direct banking subsidiary, F&M Trust (the Bank), which is wholly owned. Other direct subsidiaries of the Corporation include Franklin Financial Properties Corp. and Franklin Future Fund Inc. F&M Trust, established in 1906, is a full-service, Pennsylvania-chartered commercial bank and trust company, which is not a member of the Federal Reserve System. F&M Trust operates twenty-five community banking offices in Franklin, Cumberland, Fulton and Huntingdon Counties, Pennsylvania, and engages in general commercial, retail banking and trust services normally associated with community banks and its deposits are insured (up to applicable limits) by the Federal Deposit Insurance Corporation (the "FDIC"). F&M Trust offers a wide variety of banking services to businesses, individuals, and governmental entities. These services include, but are not necessarily limited to, accepting and maintaining checking, savings, and time deposit accounts, providing investment and trust services, making loans and providing safe deposit facilities. Franklin Financial Properties Corp. is a "qualified real estate subsidiary" established to hold real estate assets used by F&M Trust in its banking operations. Franklin Future Fund Inc. is a non-bank investment company that makes venture capital investments within the Corporation's primary market area.

The Corporation's banking subsidiary is not dependent upon a single customer or a few customers for a material part of its business. Thus, the loss of any customer or identifiable group of customers would not materially affect the business of the Corporation or the Bank in an adverse manner. Also, none of the Corporation's business is seasonal. The Bank's lending activities consist primarily of commercial real estate, construction and land development, agricultural, commercial and industrial loans, installment and revolving loans to consumers and residential mortgage loans. Secured and unsecured commercial and industrial loans, including accounts receivable and inventory financing, and commercial equipment financing, are made to small and medium-sized businesses, individuals, governmental entities, and non-profit organizations. F&M Trust also participates in Pennsylvania Higher Education Assistance Act student loan programs, Pennsylvania Housing Finance Agency programs and is a Small Business Administration approved lender.

Installment loans involve both direct loans to consumers and the purchase of consumer obligations from dealers who have sold or financed the purchase of automobiles to their customers. The Bank's mortgage loans include long-term loans to individuals and to businesses secured by mortgages on the borrower's real property. Construction loans are made to finance the purchase of land and the construction of residential and commercial buildings thereon, and are secured by mortgages on real estate. In certain situations, the Bank acquires properties through foreclosure on delinquent mortgage loans. The Bank holds these properties at their fair value at the date of foreclosure until such time as they are sold.

F&M Trust's Investment and Trust Services Department offers all of the personal and corporate trust services normally associated with trust departments of area banks including: estate planning and administration, corporate and personal trust fund management, pension, profit sharing and other employee benefit funds management, and custodial services. F&M Trust's Personal Investment Center sells mutual funds, annuities and selected insurance products.

Acquisitions

On November 29, 2008, Franklin Financial Services Corporation completed its acquisition of Community Financial, Inc. (Community). Community was the holding company of Community Trust Company, a Pennsylvania trust company headquartered in Camp Hill, Pennsylvania. In connection with the Community merger, Community Trust Company merged with and into Farmers and Merchants Trust Company. The acquisition increased the Bank's trust assets under management by approximately $62 million. The acquisition provided the Bank quick entry into an attractive market for asset management services and presents the opportunity for the expansion of retail and commercial banking services via an established office.

On July 1, 2006, Franklin Financial Services Corporation completed its acquisition of Fulton Bancshares Corporation (Fulton). In connection with the transaction, The Fulton County National Bank and Trust Company, a subsidiary of Fulton Bancshares was merged with and into Farmers and Merchants Trust Company of Chambersburg, a subsidiary of Franklin Financial Services Corporation. The acquisition added approximately $123 million in assets and 6 community-banking offices in Franklin, Fulton and Huntingdon counties to Franklin Financial Services Corporation. Management believes that the acquisition gave it access to a contiguous market, via an established network, that could be expanded with the product offerings of the Corporation.

Competition

The Corporation and its banking subsidiary operate in a competitive environment that has intensified in the past few years as it has been compelled to share its market with institutions that are not subject to the regulatory restrictions on domestic banks and bank holding companies. Profit margins in the traditional banking business of lending and gathering deposits have declined as deregulation has allowed nonbanking institutions to offer alternative services to many of F&M Trust's customers.

The principal market of F&M Trust is in south central Pennsylvania, primarily the counties of Franklin, Cumberland, Fulton and Huntingdon. The majority of the Bank's loan and deposit customers are in Franklin County. There are many commercial bank competitors in this region, in addition to credit unions, savings and loan associations, mortgage banks, brokerage firms and other competitors. The Bank utilizes various strategies including customer service and convenience as part of a relationship management culture, a wide variety of products and services, and the pricing of loans and deposits to compete. F&M Trust is the largest financial institution headquartered in Franklin County and had total assets of approximately $979.4 million on December 31, 2009.

Staff

As of December 31, 2009, the Corporation and its banking subsidiary had 254 full-time equivalent employees. The officers of the Corporation are employees of the Bank. Most employees participate in pension, incentive compensation plans, 401(k) plan and employee stock purchase plans and are provided with group life and health insurance. Management considers employee relations to be excellent.

Supervision and Regulation

Various requirements and restrictions under the laws of the United States and under Pennsylvania law affect the Corporation and its subsidiaries.

General

The Corporation is registered as a bank holding company and is subject to supervision and regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Act of 1956, as amended. The Corporation has also made an effective election to be treated as a "financial holding company." Financial holding companies are bank holding companies that meet certain minimum capital and other standards and are therefore entitled to engage in financially related activities on an expedited basis; see further discussion below. As a financial holding company, the Corporation's activities and those of its Bank subsidiary are limited to the business of banking and activities closely related or incidental to banking. Bank holding companies are required to file periodic reports with and are subject to examination by the Federal Reserve Board. The Federal Reserve Board has issued regulations under the Bank Holding Company Act that require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the Federal Reserve Board, pursuant to such regulations, may require the Corporation to stand ready to use its resources to provide adequate capital funds to its Bank subsidiary during periods of financial stress or adversity.

The Bank Holding Company Act prohibits the Corporation from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock, or substantially all of the assets of any bank, or from merging or consolidating with another bank holding company, without prior approval of the Federal Reserve Board. Additionally, the Bank Holding Company Act prohibits the Corporation from engaging in or from acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a non-banking business, unless such business is determined by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto. Federal law and Pennsylvania law also require persons or entities desiring to acquire certain levels of share ownership (generally, 10% or more, or 5% or more for another bank holding company) of the Corporation to first obtain prior approval from the Federal Reserve and the Pennsylvania Department of Banking.

As a Pennsylvania bank holding company for purposes of the Pennsylvania Banking Code, the Corporation is also subject to regulation and examination by the Pennsylvania Department of Banking.

The Bank is a state chartered bank that is not a member of the Federal Reserve System, and its deposits are insured (up to applicable limits) by the Federal Deposit Insurance Corporation (the "FDIC"). Accordingly, the Bank's primary federal regulator is the FDIC, and the Bank is subject to extensive regulation and examination by the FDIC and the Pennsylvania Department of Banking. The Bank is also subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. The Bank is subject to extensive regulation and reporting requirements in a variety of areas, including helping to prevent money laundering, to preserve financial privacy, and to properly report late payments, defaults, and denials of loan applications. The Community Reinvestment Act requires the Bank to help meet the credit needs of the entire community where the Bank operates, including low and moderate income neighborhoods. The Bank's rating under the Community Reinvestment Act, assigned by the FDIC pursuant to an examination of the Bank, is important in determining whether the bank may receive approval for, or utilize certain streamlined procedures in, applications to engage in new activities. The Bank's present CRA rating is "satisfactory." Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

Capital Adequacy Guidelines

Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines. The required minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be "Tier 1 capital," consisting principally of common shareholders' equity less certain intangible assets. The remainder ("Tier 2 capital") may consist of certain preferred stock, a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, and a limited amount of the general loan loss allowance and deferred tax accounts. The risk-based capital guidelines are required to take adequate account of interest rate risk, concentration of credit risk, and risks of nontraditional activities.

In addition to the risk-based capital guidelines, the Federal Reserve Board requires a bank holding company to maintain a leverage ratio of a minimum level of Tier 1 capital (as determined under the risk-based capital guidelines) equal to 3% of average total consolidated assets for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a ratio of at least 1% to 2% above the stated minimum. The Bank is subject to almost identical capital requirements adopted by the FDIC. In addition to FDIC capital requirements, the Pennsylvania Department of Banking also requires state chartered banks to maintain a 6% leverage capital level and 10% risk based capital, defined substantially the same as the federal regulations.

Prompt Corrective Action Rules

The federal banking agencies have regulations defining the levels at which an insured institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The applicable federal bank regulator for a depository institution could, under certain circumstances, reclassify a "well-capitalized" institution as "adequately capitalized" or require an "adequately capitalized" or "undercapitalized" institution to comply with supervisory actions as if it were in the next lower category. Such a reclassification could be made if the regulatory agency determines that the institution is in an unsafe or unsound condition (which could include unsatisfactory examination ratings). At December 31, 2009, the Corporation and the Bank each satisfied the criteria to be classified as "well capitalized" within the meaning of applicable regulations.

Regulatory Restrictions on Dividends

Dividend payments by the Bank to the Corporation are subject to the Pennsylvania Banking Code, the Federal Deposit Insurance Act, and the regulations of the FDIC. Under the Banking Code, no dividends may be paid except from "accumulated net earnings" (generally, retained earnings). The Federal Reserve Board and the FDIC have formal and informal policies which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings, with some exceptions. The Prompt Corrective Action Rules, described above, further limit the ability of banks to pay dividends, because banks that are not classified as well capitalized or adequately capitalized may not pay dividends.

FDIC Insurance Assessment

The Bank is a member of the Deposit Insurance Fund (the "DIF"), which is administered by the FDIC. Deposit accounts at the Bank are insured by the FDIC, generally up to a maximum of $100 thousand for each separately insured depositor and up to a maximum of $250 thousand for self-directed retirement accounts. However, the FDIC increased the deposit insurance available on all deposit accounts to $250 thousand until December 31, 2013. In addition, certain transaction accounts maintained with financial institutions participating in the FDIC's Transaction Account Guarantee Program are fully insured regardless of the dollar amount until June 30, 2010. The Bank has opted to participate in the FDIC's Transaction Account Guarantee Program. See "Temporary Liquidity Guarantee Program" below.

The FDIC imposes an assessment against all depository institutions for deposit insurance. This assessment is based on the risk category of the institution. On February 27, 2009, the FDIC published a final rule raising the current deposit insurance assessment rates uniformly for all institutions by seven basis points to a range from 12 to 45 basis points of total deposits starting in the first quarter of 2009. As of December 31, 2009, the Bank's assessment rate was approximately 14 basis points.

On May 22, 2009, the FDIC adopted a final rule imposing a 5 basis point special assessment on each insured depository institution's assets minus Tier 1 capital as of June 30, 2009, but not to exceed 10 basis points times the institution's assessment base for the second quarter 2009. The special assessment was accrued for as of June 30, 2009 and collected on September 30, 2009 and the Bank paid an assessment of $450 thousand.

On September 29, 2009, the FDIC adopted an Amended Restoration Plan to allow the DIF to return to its statutorily mandated minimum reserve ratio of 1.15% within 8 years. At the same time, the FDIC adopted higher risk-based assessment rates effective beginning January 1, 2011. It also imposed a prepaid assessment on insured institutions payable December 30, 2009 that required insured institutions to prepay their estimated quarterly risk-based assessment for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The Bank paid an assessment of approximately $4.0 million on December 30, 2009 and it was recorded as a prepaid asset.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that might lead to termination of our deposit insurance.

In addition to the FDIC assessments, the Financing Corporation ("FICO") is authorized to impose and collect, with the approval of the Federal Deposit Insurance Corporation, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature from 2017 to 2019. At December 31, 2009, the Bank's annualized FICO assessment was approximately 1 basis point of total deposits.

Temporary Liquidity Guarantee Program.

On October 14, 2008, the FDIC announced a new program — the Temporary Liquidity Guarantee Program. This program has two components — The Debt Guarantee Program and the Transaction Account Guarantee Program. The Debt Guarantee Program guarantees newly issued senior unsecured debt of a participating organization, up to certain limits established for each institution, issued between October 14, 2008 and June 30, 2009. The FDIC will pay the unpaid principal and interest on an FDIC-guaranteed debt instrument upon the uncured failure of the participating entity to make a timely payment of principal or interest in accordance with the terms of the instrument. The guarantee will remain in effect until June 30, 2012. In return for the FDIC's guarantee, participating institutions will pay the FDIC a fee based on the amount and maturity of the debt. The Bank and the Corporation have opted not to participate in the Debt Guarantee Program.

The Transaction Account Guarantee Program provides full federal deposit insurance coverage for certain transaction deposit accounts, regardless of dollar amount, until June 30, 2010. An annualized 10 basis point assessment on balances in noninterest-bearing transaction accounts that exceed the existing deposit insurance limit of $250 thousand will be assessed on a quarterly basis to insured depository institutions that have not opted out of this component of the Temporary Liquidity Guarantee Program. The Bank has opted to participate in the Transaction Account Guarantee Program.

U.S. Treasury's Troubled Asset Relief Program Capital Purchase Program.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was enacted that provides the U.S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. One of the provisions resulting from the legislation is the Troubled Asset Relief Program Capital Purchase Program ("CPP"), which provides direct equity investment in perpetual preferred stock by the U.S. Treasury Department in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. The CPP provides for a minimum investment of one percent of total risk-weighted assets and a maximum investment equal to the lesser of three percent of total risk-weighted assets or $25 billion. Participation in the program is not automatic and is subject to approval by the U.S. Treasury Department. The Corporation opted not to participate in the CPP because it believes its strong capital position, asset quality and earnings allow us to effectively execute on our strategic objectives, and continue to originate and invest in loans to creditworthy borrowers in our marketplace. Our management team concluded that CPP participation would not be beneficial to our customers, shareholders or communities as it would restrict dividend increases and share repurchases as well as dilute ownership, earnings per share, and return on equity.

New Legislation

Congress is often considering new financial industry legislation, and the federal banking agencies routinely propose new regulations. The Corporation cannot predict how any new legislation, or new rules adopted by the federal banking agencies, may affect its business in the future.

Selected Statistical Information

Certain statistical information is included in this report as part of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 1A. Risk Factors

The following is a summary of the primary risks associated with the Corporation's business, financial condition and results of operations, and common stock. The list of risks identified below is not intended to be exhaustive and does not include risks that are faced by businesses generally. In addition to the risks identified below, there may be other risks and uncertainties, including those not presently known to us or those we currently consider immaterial that could adversely affect the Corporation and its business.

Risk Factors Relating to the Corporation

A focus on commercial loans may increase the risk of substantial credit losses.

The Bank offers a variety of loan products, including residential mortgage, consumer, construction and commercial loans. At December 31, 2009, approximately 75% of its loans were commercial purpose loans. These are loans made for commercial purposes that are primarily secured by commercial real estate, residential real estate or other business assets. As the Bank grows, it is expected that this percentage will grow as the Bank continues to focus its efforts on commercial lending. Commercial lending is more risky than residential mortgage and consumer lending because loan balances are greater and the borrower's ability to repay is contingent on the successful operation of a business. Risk of loan defaults is unavoidable in the banking industry, and Management tries to limit exposure to this risk by carefully monitoring the amount of loans in specific industries and by exercising prudent lending practices. However, this risk cannot be eliminated and substantial credit losses could result in reduced earnings or losses.

The allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

The Bank maintains an allowance for loan losses that Management believes is appropriate to provide for any potential losses in the loan portfolio. The amount of the allowance is determined through a periodic review and consideration of several factors, including an ongoing review of the quality, size and diversity of our loan portfolio; evaluation of nonperforming loans; historical loan loss experience; and the amount and quality of collateral, including guarantees, securing the loan.

Although Management believes the loan loss allowance is adequate to absorb probable losses in the loan portfolio, such losses cannot be predicted and the allowance may not be adequate. Excess loan losses could have a material adverse effect on the Bank's financial condition and results of operations.

The Bank's lending limit is smaller than many of our competitors, which affects the size of the loans it can offer customers.

The Bank's lending limit is approximately $11.2 million. Accordingly, the size of the loans that can be offered to potential customers is less than the size of loans that many of our competitors with larger lending limits can offer. This limit affects the Bank's ability to seek relationships with larger businesses in its market area. Loan amounts in excess of the lending limits can be accommodated through the sale of participations in such loans to other banks. However, there can be no assurance that the Bank will be successful in attracting or maintaining customers seeking larger loans or that it will be able to engage in participation of such loans or on terms favorable to the Bank.

The Corporation depends on the services of its Management team and the unexpected loss of any member of the Management team could disrupt and adversely affect its operations.

The Bank is a relationship-driven organization. The Bank's growth and development to date have depended in large part on the efforts of its senior officers, who have primary contact with its customers. These senior officers are extremely important in maintaining personalized relationships with the Bank's customer base and increasing its market presence. The unexpected loss of services of one or more of these key employees could have a material adverse effect on the Bank's operations and possibly result in reduced revenues. The Management team has considerable experience in the banking industry and is extremely valuable to the Bank and would be difficult to replace. The loss of the services of these officers could have a material adverse effect upon the Bank's future prospects.

There is strong competition in the Bank's primary market areas.

The Bank encounters strong competition from other financial institutions in its primary market area, which consists of Franklin, Cumberland, Fulton and Huntingdon County, Pennsylvania. In addition, established financial institutions not already operating in the Bank's primary market area may open branches there at future dates or can compete in the market via the internet. In the conduct of certain aspects of banking business, the Bank also competes with savings institutions, credit unions, mortgage banking companies, consumer finance companies, insurance companies and other institutions, some of which are not subject to the same degree of regulation or restrictions as are imposed upon the Bank. Many of these competitors have substantially greater resources and lending limits and can offer services that the Bank does not provide. In addition, many of these competitors have numerous branch offices located throughout their extended market areas that provide them with a competitive advantage. No assurance can be given that such competition will not have an adverse effect on the Bank's financial condition and results of operations.

The Corporation may be affected by local, regional and national economic conditions over which it has no control.

The results of operations for financial institutions, including the Corporation, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate markets, unemployment, recession, international developments, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Substantially all of the Bank's loans are to businesses and individuals in its primary market area and any decline in the economy of this area could have an adverse impact on the Bank. Accordingly, the Bank could be more vulnerable to economic downturns in our market area than its larger competitors, who are more geographically diverse. Changes in governmental economic and monetary policies, the Internal Revenue Code and banking and credit regulations may affect the demand for loans and the Bank's ability to attract deposits. The interest rate payable on deposits and chargeable on loans is further subject to governmental regulations and fiscal policy, as well as national, state and local economic growth, employment rates and population trends.

Changes in interest rates could have an adverse impact upon our results of operations.

The Bank's profitability is in part a function of the spread between interest rates earned on investments, loans and other interest-earning assets and the interest rates paid on deposits and other interest-bearing liabilities. Recently, interest rate spreads have generally narrowed due to changing market conditions and competitive pricing pressure. Interest rates are highly sensitive to many factors that are beyond the Bank's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, will influence not only the interest received on loans and investment securities and the amount of interest we pay on deposits and borrowings, but will also affect the Bank's ability to originate loans and obtain deposits and the value of our investment portfolio. If the rate of interest paid on deposits and other borrowings increases more than the rate of interest earned on loans and other investments, the Bank's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the rates on loans and other investments fall more quickly than those on deposits and other borrowings. While Management takes measures to guard against interest rate risk, there can be no assurance that such measures will be effective in minimizing the exposure to interest rate risk.

The Corporation may be affected by events that have an adverse impact on its liquidity.

The Corporation must maintain sufficient liquidity in order to respond quickly to the changing level of funds required for loan and deposit activity, operational costs and other corporate purposes. The Bank obtains funding through deposits, short-term borrowings from corporate customers, brokered certificates of deposit, and borrowings from the Federal Home Loan Bank of Pittsburgh. If the Corporation experienced a significant deterioration in its financial performance or if other external economic events occur beyond the control of the Corporation, its access to funding from any or all of its sources could be disrupted. The Bank maintains secured borrowing facilities at both the Pittsburgh FHLB and the Federal Reserve Discount Window that it believes are sufficient to meet all of its liquidity demands.

Our controls and procedures may fail or could be circumvented.

Management has implemented a series of internal controls, disclosure controls and procedures, and corporate governance policies and procedures in order to ensure accurate financial control and reporting. However, any system of controls, no matter how well designed and operated, can only provide reasonable, not absolute assurance that the objectives of the system are met. Any failure or circumvention of our controls and/or procedures could have a material adverse effect on our business and results of operation and financial condition.

The Corporation is subject to extensive governmental regulation.

The Corporation is subject to intensive regulation by federal and state bank regulatory agencies. There can be no assurance that this supervision and regulation will not have a material adverse effect on the Corporation's results of operations. The primary purpose of this regulation is the protection of the federal deposit insurance funds administered by the FDIC, as well as the Bank's depositors, as opposed to the Corporation's shareholders. Further, the financial services industry has received significant legislative attention in recent years, resulting in increased regulation in certain areas and deregulation in other areas. As a result, banks now face strong competition from other financial service providers in areas that were previously, almost the exclusive domain of banks.

In order to remain competitive, the Bank may be required to spend a significant amount of money on technology.

The banking industry continues to undergo rapid technological changes with frequent introduction of new technology-driven products and services. In addition to providing better services to customers, the effective use of technology increases efficiency and reduces costs. The Bank's future success depends in part upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional operating efficiencies. Many of our competitors have substantially greater resources to invest in technological improvements. Such technology may permit competitors to perform certain functions at a lower cost than the Bank. The Bank may not be able to effectively implement new technology-driven products and services or be successful in marketing these to our customers.

Risk Factors Relating to the Common Stock

The FDIC does not insure investments in the Corporation's common stock.

Investments in the Corporation's common stock are not deposit accounts and are not insured by the FDIC or any other governmental agency. Investments in the Corporation's common stock are not guaranteed, may lose value, and are subject to a variety of investment risks, including loss of principal.

There is a limited trading market for the Corporation's common stock.

There is currently only a limited public market for the Corporation's common stock. It is listed on the Over the Counter Bulletin Board (OTC-BB) under the symbol "FRAF." Because it is thinly traded, you may not be able to resell your shares of common stock for a price that is equal to the price that you paid for your shares. The Corporation has no plans to apply to have its common stock listed for trading on any stock exchange or the NASDAQ market.

The Bank's ability to pay dividends to the Corporation is subject to regulatory limitations that may affect the Corporation's ability to pay dividends to its shareholders.

As a holding company, the Corporation is a separate legal entity from the Bank and does not have significant operations of its own. It currently depends upon the Bank's cash and liquidity to pay dividends to its shareholders. The Corporation cannot assure you that in the future the Bank will have the capacity to pay dividends to the Corporation. Various statutes and regulations limit the availability of dividends from the Bank. It is possible; depending upon the Bank's financial condition and other factors, that the Bank's regulators could assert that payment of dividends by the Bank to the Corporation is an unsafe or unsound practice. In the event that the Bank is unable to pay dividends to the Corporation, the Corporation may not be able to pay dividends to its shareholders.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The Corporation's headquarters is located in the main office of F&M Trust at 20 South Main Street, Chambersburg, Pennsylvania. This location also houses a community banking office as well as operational support services for the Bank. The Corporation owns or leases thirty-four properties in Franklin, Cumberland, Fulton and Huntingdon Counties, Pennsylvania as described below:

Property	Owned	Leased
Community Banking Offices	19	6
Remote ATM Sites	—	5
Other Properties	3	1

Item 3. Legal Proceedings

The nature of our business generates a certain amount of litigation involving matters arising in the ordinary course of business. However, in management's opinion, there are no proceedings pending to which the Corporation is a party or to which our property is subject, which, if determined adversely to the Corporation, would be material in relation to our shareholders' equity or financial condition. In addition, no material proceedings are pending nor are known to be threatened or contemplated against us by governmental authorities or other parties.

Item 4. Reserved

Part II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market and Dividend Information

The Corporation's common stock is not actively traded in the over-the-counter market. The Corporation's common stock is listed under the symbol "FRAF" on the OTC Electronic Bulletin Board, an automated quotation service. Current price information is available from account executives at most brokerage firms as well as the registered market makers of Franklin Financial Services Corporation common stock as listed below under Shareholders' Information.

The range of high and low bid prices is shown in the following table for the years 2009 and 2008, as well as cash dividends declared for those periods. The bids reflect interdealer quotations, do not include retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions. The closing price of Franklin Financial Services Corporation common stock recorded from an actual transaction on December 31, 2009 was $16.33. The Corporation had 2,123 shareholders of record as of December 31, 2009.

Market and Dividend Information
Bid Price Range Per Share

	2009			2008		
(Dollars per share)	High	Low	Dividends Declared	High	Low	Dividends Declared
First quarter	**$19.00**	**$14.00**	**$0.27**	$24.80	$23.10	$0.26
Second quarter	**17.50**	**14.50**	**0.27**	24.15	23.00	0.27
Third quarter	**17.00**	**15.75**	**0.27**	23.00	20.30	0.27
Fourth quarter	**20.50**	**15.46**	**0.27**	21.51	16.50	0.27
			$1.08			$1.07

For limitations on the Corporation's ability to pay dividends, see "Supervision and Regulation — Regulatory Restrictions on Dividends" in Item 1 above.

The information related to equity compensation plans is incorporated by reference to the materials set forth under the heading "Executive Compensation — Compensation Tables and Additional Compensation Disclosure" in the Corporation's Proxy Statement for the 2010 Annual Meeting of Shareholders.

Common Stock Repurchases:

The following table represents the repurchase of issuer equity securities during the fourth quarter of 2009:

Period	Number of Shares Purchased	Weighted Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Number of Shares that May Yet Be Purchased Under Program
October 2009	—	—	—	97,000
November 2009	—	—	—	97,000
December 2009	1,179	15.46	1,179	95,821
Total	1,179	$15.46	1,179	

On July 9, 2009, the Board of Directors authorized the repurchase of up to 100,000 shares of the Corporation's $1.00 par value common stock over a twelve-month period ending on July 9, 2010. The common shares of the Corporation will be purchased in the open market or in privately negotiated transactions. The Corporation uses the repurchased common stock (Treasury stock) for general corporate purposes including stock dividends and splits, employee benefit and executive compensation plans, and the dividend reinvestment plan. A plan approved July 10, 2008 that authorized the repurchase of up 100,000 shares expired in 2009 with 21,972 shares repurchased during the plan year.

Performance Graph

The following graph compares the cumulative total return to shareholders of Franklin Financial with the NASDAQ — Total U.S. Index (a broad market index prepared by the Center for Research in Security Prices at the University of Chicago Graduate School of Business) and with the Northeast OTCBB and Pink Banks Index (an industry-specific index prepared by SNL Financial LLC) for the five year period ended December 31, 2009, in each case assuming an initial investment of $100 on December 31, 2004 and the reinvestment of all dividends. The shareholder returns shown in the graph are not necessarily indicative of future performance.


Franklin Financial Services Corporation


Total Return Performance
140
120
100
80
60
Index Value
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
Franklin Financial Services Corporation
NASDAQ Composite
SNL Northeast OTC-BB & Pink Banks

Index	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
	Year Ending					
Franklin Financial Services Corporation	100.00	96.14	107.98	102.62	78.68	75.02
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
SNL Northeast OTC-BB & Pink Banks	100.00	99.70	103.03	100.33	81.72	76.78

In accordance with the rules of the SEC, this section captioned "Performance Graph" shall not be incorporated by reference into any of our future filings made under the Securities Exchange Act of 1934 or the Securities Act of 1933. The Performance Graph and its accompanying table are not deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.

Shareholders' Information

Dividend Reinvestment Plan:

Franklin Financial Services Corporation offers a dividend reinvestment program whereby shareholders with stock registered in their own names may reinvest their dividends in additional shares of the Corporation. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, P.O. Box 6010, Chambersburg, PA 17201-6010, telephone 717-264-6116.

Dividend Direct Deposit Program:

Franklin Financial Services Corporation offers a dividend direct deposit program whereby shareholders with registered stock in their own names may choose to have their dividends deposited directly into the bank account of their choice on the dividend payment date. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, P.O. Box 6010, Chambersburg, PA 17201-6010, telephone 717-264-6116.

Annual Meeting:

The Annual Shareholders' Meeting will be held on Tuesday, April 27, 2010, at the Orchard Restaurant & Banquet Facility, 1580 Orchard Drive, Chambersburg, Pennsylvania. The Business Meeting will begin at 10:30 a.m. followed by a luncheon.

Website:

www.franklinfin.com

Stock Information:

The following brokers are registered as market makers of Franklin Financial Services Corporation's common stock:

RBC Wealth Management	2101 Oregon Pike, Lancaster, PA 17601	800/604-1471
Boenning & Scattergood, Inc.	4 Tower Bridge, 200 Bar Harbor Drive, Suite 300, West Conshohocken, PA 19428	800/883-1212
Stifel Nicolaus	20 Ash Street, Suite 400, Conshohocken, PA 19428	800/223-6807
Morgan Keegan & Co, Inc.	3050 Peachtree Road, NW, Suite 704, Atlanta, GA 30305	866/353-7522

Registrar and Transfer Agent:

The registrar and transfer agent for Franklin Financial Services Corporation is Fulton Financial Advisors, N.A., P.O. Box 4887, Lancaster, PA 17604.

Item 6. Selected Financial Data

(Dollars in thousands, except per share)	Summary of Selected Financial Data for the year ended December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
Summary of operations					
Interest income	**$ 43,757**	$ 46,156	$ 49,487	$ 40,902	$ 29,711
Interest expense	**14,674**	16,037	23,796	19,956	12,173
Net interest income	**29,083**	30,119	25,691	20,946	17,538
Provision for loan losses	**3,438**	1,193	990	240	426
Net interest income after provision for loan losses	**25,645**	28,926	24,701	20,706	17,112
Noninterest income	**8,880**	6,538	10,107	8,257	6,995
Noninterest expense	**25,929**	23,189	22,793	19,296	17,058
Income before income taxes	**8,596**	12,275	12,015	9,667	7,049
Income tax	**2,011**	3,680	2,759	2,097	937
Net income	**$ 6,585**	$ 8,595	$ 9,256	$ 7,570	$ 6,112
Per common share					
Basic earnings per share	**$ 1.71**	$ 2.24	$ 2.41	$ 2.11	$ 1.82
Diluted earnings per share	**1.71**	2.24	2.40	2.10	1.81
Cash dividends paid	**1.08**	1.07	1.03	0.99	0.95
Market value	**16.33**	18.25	24.95	27.30	25.25
Balance sheet data (end of year)					
Total assets	**$979,373**	$902,460	$820,371	$799,333	$621,357
Loans, net	**730,626**	668,860	564,256	521,684	391,788
Deposits	**738,365**	627,341	606,277	595,295	456,799
Long-term debt	**94,688**	106,141	59,714	38,449	48,546
Shareholders' equity	**78,766**	73,059	77,642	71,614	55,670
Performance measurements					
Return on average assets	**0.69%**	1.01%	1.14%	1.07%	1.03%
Return on average equity	**8.69%**	10.99%	12.62%	11.92%	11.13%
Return on average tangible assets[1]	**0.74%**	1.05%	1.18%	1.09%	1.03%
Return on average tangible equity[1]	**10.79%**	13.19%	15.41%	13.42%	11.13%
Dividend payout ratio	**62.95%**	47.66%	42.77%	47.03%	52.31%
Average equity to average asset ratio	**7.98%**	9.18%	8.98%	8.96%	9.28%
Efficiency ratio[2]	**65.35%**	61.25%	61.28%	63.06%	66.39%
Net interest margin	**3.44%**	4.03%	3.67%	3.45%	3.45%
Trust assets under management (market value)	**$460,233**	$497,215	$507,920	$538,152	$411,165

(1) See Item 7 for definition of non-GAAP measurements.

(2) Efficiency ratio: Noninterest expense / (Tax equivalent net interest income plus noninterest income less security gains)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies:

Disclosure of the Corporation's significant accounting policies is included in Note 1 to the consolidated financial statements. These policies are particularly sensitive requiring significant judgments, estimates and assumptions to be made by Management. Senior management has discussed the development of such estimates, and related Management Discussion and Analysis disclosure, with the Audit Committee of the Board of Directors. The following accounting policies are the ones identified by management to be critical to the results of operations:

Allowance for Loan Losses — The allowance for loan losses is the estimated amount considered adequate to cover credit losses inherent in the outstanding loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, charged against income. In determining the allowance for loan losses, Management makes significant estimates and, accordingly, has identified this policy as probably the most critical for the Corporation.

Management performs a monthly evaluation of the adequacy of the allowance for loan losses. Consideration is given to a variety of factors in establishing this estimate including, but not limited to, current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, borrowers' actual or perceived financial and managerial strengths, the adequacy of the underlying collateral (if collateral dependent) and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

The analysis has two components, specific and general allocations. Expected cash flow or collateral values discounted for market conditions and selling costs are used to establish specific allocations. The Bank's historical loan loss experience and other qualitative factors derived from economic and market conditions are used to establish general allocations for the remainder of the portfolio. The allowance for loan losses was $8.9 million at December 31, 2009.

Management monitors the adequacy of the allowance for loan losses on an ongoing basis and reports its adequacy assessment monthly to the Board of Directors, and quarterly to the Audit Committee.

Mortgage Servicing Rights — In the past, the Bank originated fixed rate mortgages that it subsequently sold to the secondary market. However, the Bank retained the rights to service these loans for its customers. As required by Accounting Standard Codification (ASC) Topic 860, "Transferred Financial Assets", upon the sale of mortgage loans, the Bank capitalizes the value allocated to the servicing rights in other assets and makes a corresponding entry to other income from mortgage banking activities. The capitalized servicing rights are amortized against noninterest income in proportion to, and over the periods of, the estimated net servicing income of the underlying financial assets.

Capitalized servicing rights are carried at the lower of cost or market and are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. The rights are deemed to be impaired when the fair value of the rights is less than the amortized cost. If impaired, the Bank records a charge against noninterest income from mortgage banking activities through a mortgage servicing rights valuation allowance. The amount charged to the valuation allowance can be reversed in future periods if the rights are determined to no longer be impaired. However, the amount of impairment reversed may not exceed the balance of the valuation allowance.

The fair value of the servicing rights is determined through a discounted cash flow analysis and calculated using a computer-pricing model. The pricing model is based on the objective characteristics of the mortgage servicing portfolio (e.g, loan balance and interest rate) and commonly used industry assumptions (e.g., prepayment speeds, discount rates). The assumptions take into account those that many active purchasers of servicing rights employ in their evaluations of portfolios for sale in the secondary market. The unique characteristics of the secondary servicing market often dictate adjustments to the assumptions over short periods of time. Subjective factors are also considered in the derivation of market values, including levels of supply and demand for servicing, interest rate trends, and perception of risk not incorporated into prepayment assumptions.

Financial Derivatives — As part of its interest rate risk management strategy, the Bank has entered into interest rate swap agreements. A swap agreement is a contract between two parties to exchange cash flows based upon an underlying notional amount. Under the swap agreements, the Bank pays a fixed rate and receives a variable rate from an unrelated financial institution serving as counter-party to the agreements. The swaps are designated as cash flow hedges and are designed to minimize the variability in cash flows of the Bank's variable rate liabilities attributable to changes in interest rates. The swaps in effect convert a portion of a variable rate liability to a fixed rate liability.

The interest rate swaps are recorded on the balance sheet at fair value as an asset or liability. To the extent the swaps are effective in accomplishing their objectives; changes in the fair value are recorded in other comprehensive income. To the extent the swaps are not effective; changes in fair value are recorded in interest expense. Cash flow hedges are determined to be highly effective when the Bank achieves offsetting changes in the cash flows of the risk being hedged. The Bank measures the effectiveness of the hedges on a quarterly basis and it has determined the hedges are highly effective. Fair value is heavily dependent upon the market's expectations for interest rates over the remaining term of the swaps.

Temporary Investment Impairment — Investment securities are written down to their net realizable value when there is impairment in value that is considered to be "other-than-temporary." The determination of whether or not "other-than-temporary" impairment exists is a matter of judgment. Management reviews investment securities regularly for possible impairment that is "other-than-temporary" by analyzing the facts and circumstances of each investment and the expectations for that investment's performance. "Other-than-temporary" impairment in the value of an investment may be indicated by the length of time and the extent to which market value has been less than cost; the financial condition and near term prospects of the issuer; and whether the Corporation has the intent to sell or is likely to be forced to sell the investment prior to any anticipated recovery in market value.

Stock-based Compensation — The Corporation has two stock compensation plans in place consisting of an Employee Stock Purchase Plan (ESPP) and an Incentive Stock Option Plan (ISOP).

The Corporation accounts for stock compensation plans in accordance with Accounting Standards Codification Topic 718, "Stock Compensation." ASC Topic 718 requires compensation costs related to share-based payment transactions to be recognized in the financial statements (with limited exceptions). The amount of compensation cost is measured on the grant-date fair value of the equity or liability instruments issued. Compensation cost is recognized over the period that an employee provides services in exchange for the award.

The Corporation calculates the compensation cost of the options by using the Black-Scholes method to determine the fair value of the options granted. In calculating the fair value of the options, the Corporation makes assumptions regarding the risk-free rate of return, the expected volatility of the Corporation's common stock, dividend yield and the expected life of the option. These assumptions are made independently for the ESPP and the ISOP and if changed, would change the compensation cost of the options and net income.

Note 1 of the accompanying financial statements provides additional information about stock option expense.

GAAP versus Non-GAAP Presentations — The Corporation supplements its traditional GAAP measurements with Non-GAAP measurements. The Non-GAAP measurements include Return on Average Tangible Assets and Return on Average Tangible Equity. As a result of merger transactions, intangible assets (primarily goodwill, core deposit intangibles and customer list) were created. The Non-GAAP disclosures are intended to eliminate the effects of the intangible assets and allow for better comparisons to periods when such assets did not exist. The following table shows the adjustments made between the GAAP and NON-GAAP measurements:

GAAP Measurement	Calculation
Return on Average Assets	Net Income / Average Assets
Return on Average Equity	Net Income / Average Equity

Non-GAAP Measurement	Calculation
Return on Average Tangible Assets	Net Income plus Intangible Amortization / Average Assets less Average Intangible Assets
Return on Average Tangible Equity	Net Income plus Intangible Amortization / Average Equity less Average Intangible Assets

Results of Operations:

Management's Overview

The following discussion and analysis is intended to assist the reader in reviewing the financial information presented and should be read in conjunction with the consolidated financial statements and other financial data presented elsewhere herein.

As 2008 ended, it was clear that the economy was in a recession and 2009 began with the passage of the largest ever government spending and economic stimulus plan in an effort to jump start the economy. Despite this effort, the economy continued into recession, unemployment and foreclosure rates increased and the Federal Reserve maintained short-term rates at historic lows. The economic conditions provided a difficult operating environment for many banks during 2009 as net interest margins continued to fall and loan losses increased. As the recession continued, bank failures increased from 25 in 2008 to 140 in 2009. As of February 26, 2010, 22 banks have already been closed this year.

Franklin Financial Services Corporation was not immune to the economic pressures of 2009, but in a year marked by bank failures and reported losses, the Corporation fared much better than many of its peers. In 2009, Franklin Financial Services Corporation earned $6.6 million representing a decrease of 23.4% from the 2008 earning of $8.6 million. Diluted earnings per share fell from $2.24 in 2008 to $1.71 in 2009. The Bank continued to grow its balance sheet with both loans and deposits showing nice increases over the prior year. Total assets at December 31, 2009 were $979.4 million compared to $902.5 million at the end of 2008. The balance sheet growth was not sufficient to overcome the low rate environment and net interest income fell by 3.4%. The provision for loan loss expense was $3.4 million in 2009, more than double in 2008, as charge-offs and delinquencies increased. Noninterest income improved during the year as the Bank benefited from a mortgage-refinancing boom spurred by low rates and the absence of a large equity investment write-down recorded at the end of 2008. Noninterest expense increased during the year driven primarily by higher FDIC premium expense, legal expenses and pension expense. Other key performance measurements are presented above in Item 6, Selected Financial Data.

A more detailed discussion of the areas that had the greatest affect on reported results follows.

Net Interest Income

The most important source of the Corporation's earnings is net interest income, which is defined as the difference between income on interest-earning assets and the expense of interest-bearing liabilities supporting those assets. Principal categories of interest-earning assets are loans and securities, while deposits, securities sold under agreements to repurchase (Repos), short-term borrowings and long-term debt are the principal categories of interest-bearing liabilities. For the purpose of this discussion, balance sheet items refer to the average balance for the year and net interest income is adjusted to a fully taxable-equivalent basis. This tax-equivalent adjustment facilitates performance comparisons between taxable and tax-free assets by increasing the tax-free income by an amount equivalent to the Federal income taxes that would have been paid if this income were taxable at the Corporation's 34% Federal statutory rate.

2009 versus 2008

Tax equivalent net interest income fell by approximately 4% in 2009 to $30.3 million. As short-term rates remained near historic lows during the year, the Bank experienced a larger decrease in tax-equivalent interest income than the decrease in interest expense. Therefore, the net interest margin fell to 3.44% in 2009 after two straight years of increases. As assets repriced during the year, tax-equivalent interest income dropped from $47.5 million in 2008 to $45.0 million in 2009. While earning asset growth increased interest income, the low rate environment more than offset this increase resulting in a reduction of net interest income year over year. Interest expense was lower in 2009 than in 2008, as deposit rates were reduced through the year. However, the rate reductions on deposits were not enough to offset the reduction in interest income.

Interest earning assets grew by approximately 13% during 2009, but produced $2.5 million less interest income than in 2008. The yield on earning assets decreased by nearly 1% year over year, as assets continued to reprice to lower rates throughout the year.

Short-term interest earning assets were substantially higher than in 2008. However, despite a balance nearly fourteen times higher than the prior year, interest income from this asset actually declined by $13 thousand.

The investment portfolio decreased by approximately $8 million as the majority of investment purchases made in 2009 were to replace collateral for secured borrowings. The composition of the portfolio did not change significantly from the prior year. The yield on the investment portfolio fell to 4.5% in 2009, a decrease of approximately 80 basis points when compared to the 2008 yield. Investment income declined by $1.7 million in 2009 and was due primarily to lower yields on investment assets.

The loan portfolio showed an increase of approximately $90 million in 2009, but was also affected by lower rates as the loan yield declined nearly 1%. The growth in loans was not enough to offset the effect of lower rates and loan interest fell by 2% to $38.1 million during the year. Loan growth was driven by an increase of $108 million in commercial loans in 2009. Despite the poor economy, the Bank was able to continue to originate loans in its markets and supplemented this growth with purchased participations primarily within south central Pennsylvania. The Bank was able to capture new business because some larger bank competitors had reduced their lending activity during the year. Approximately 54% of the commercial loan portfolio is loans with variable rates that reprice with market rates.

The average balances of residential mortgage and consumer loan balances both decreased year over year and yielded lower rates than in 2008. As a result of these changes, both of these products generated $1.6 million less interest income than in 2008. The Bank's mortgage portfolio continued to decline because the Bank sells most of its mortgage loan production and it expects this trend to continue. In addition, the low rate environment of 2009 created a mortgage refinance boom that resulted in some of the Bank's portfolio mortgages being refinanced. Consumer lending activity was slow in 2009, with balances decreasing by $7.5 million from the 2008 average. The recession, higher unemployment and lower consumer confidence about jobs and the economy all caused consumer spending and borrowing to fall in 2009. Lower real estate values evaporated homeowners' equity in 2009 and home equity lending declined year over year after several years of strong growth.

Interest earning assets averaged $880.9 million in 2009 compared to $782.2 million in the prior year and the yield on fell from 6.08% in 2008 to 5.10% in 2009. Consequently, tax-equivalent interest income fell from $47.5 million in 2008 to $45.0 million in 2009. The growth in average interest earning assets produced $4.3 million in additional interest income, but this was more than offset by lower yields that reduced interest income by $6.9 million.

While lower rates negatively affected interest income, the same rate environment enabled the Bank to reduce its interest expenses by $1.4 million despite an increase in interest bearing liabilities of approximately $100 million. Interest expense in 2009 was $14.7 million compared to $16.0 million in 2008. Interest expense on deposits decreased $706 thousand while the interest expense on other interest bearing liabilities decreased by $657 thousand. The average balance of interest bearing deposits was $607.8 million in 2009, and increase of 18% compared to the prior year. However, the cost of these funds was 44 basis points less than in 2008. The Money Management product posted a modest increase of approximately 3% on average balances and the average rate fell from 2.01% in 2008 to 1.61% in 2009. While short-term rates remained low during 2009, they were fairly stable. Therefore, the Bank was not able to reduce interest expense on the Money Management product as much in 2009 as it did in 2008. Time deposits increased by approximately $72 million year over year and the cost fell from 3.61% to 2.68%. Despite the lower rate, the increase in balances offset any interest savings from lower rates and interest expense on time deposits was $298 thousand higher in 2009. Time deposit growth was split between in-market growth and brokered time deposits.

Securities sold under agreements to repurchase (Repos) averaged $67.0 million in 2009, down from the 2008 average of $75.2 million. During the recession, corporate cash managers did not have as much excess liquidity as in past years and this contributed to the decline in balances. The cost of these funds fell significantly in 2009 to a rate of .25% compared to 1.88% in 2008. Long-term debt (FHLB advances) increased by $25.3 million on average in 2009 and the cost fell to 4.03%. The increase in the average balance for 2009 is due the volume of advances taken in 2008, with the majority occurring in the fourth quarter of 2008. The Bank took only $379 thousand of FHLB advances in 2009.

Total average interest bearing liabilities were $780.6 million in 2009, 14.7% higher than the 2008 average. Interest expense declined by 8.5% and the rate on these funds fell from 2.36% in 2008 to 1.88% in 2009. The higher average balance of interest bearing liabilities increased interest expense by $3.2 million, but lower rates more than offset that by decreasing $4.5 million, resulting in a net decline in interest expense.

See Tables 1, 2 and 3 for more information on net interest income, average balances, rates, and a rate-volume analysis of net interest income.

2008 versus 2007

In 2008, the Corporation's tax equivalent net interest income increased by approximately 15%, growing from $27.4 million in 2007 to $31.5 million in 2008. Interest rates dropped dramatically during the year as the liquidity and credit problems in the financial markets grew worse. Rates moved down throughout the year with the Federal Reserve cutting the Fed funds rate 7 times. These actions drove the Fed funds rate from 4.25% at year-end 2007 to .25% at year-end 2008. Likewise, the Prime rate fell 4% during the year to 3.25% at the end of 2008. Treasury yields experienced extreme volatility during the year and short-term yields actually hit 0% for a short time. These market conditions are just two years removed from 2006 when the Fed ended a twenty-four month period of rate increases.

Tax-equivalent interest income on earning assets was $47.5 million, a decrease of $3.6 million or approximately 7% from 2007. The previously mentioned market rate decreases during the year had the effect of reducing the interest rates of new and re-pricing assets. As a result, $6.7 million of the reduction in interest income was a result of rate changes. However, an increase in average earning assets of $36.2 million produced an increase in interest income of $3.1 million that partially offset the effects of lower pricing. The Bank's investment portfolio decreased by approximately $22 million on average as maturities and pay-downs were not reinvested. The lower balance, coupled with a yield reduction of approximately .25% produced lower interest income in the portfolio compared to the previous year. Tax-equivalent interest income generated by the loan portfolio totaled $39 million in 2008, down from $40.6 million in 2007. Total average loans during the year were $620.4 million, an increase of approximately $64 million from the prior year average and produced an increase of $4.4 million in interest income. However, this increase was completely offset by falling rates with the yield on the loan portfolio falling more than 1% and in total, interest income decreased by $1.7 million year over year.

The commercial loan portfolio continued to grow during 2008 and the average balance of the portfolio increased by more than $70 million during the year. The commercial loan portfolio is comprised of approximately 50% fixed rate and 50% variable rate loans. As market rates fell during the year, new loans were booked at lower rates and existing loans repriced downward. The yield on the commercial loan portfolio fell by 1.45% during the year and the decrease in interest income produced by falling rates more than offset the increase produced by the higher volume.

Interest income on consumer loans increased slightly during the year despite a declining yield. Interest income from growth in the consumer loan portfolio, primarily home equity loans, more than offset the effect of a lower yield. The yield on consumer loans was 6.69% in 2008, down from 7.08% during the prior year. Mortgage interest income and balances continue to decline as the Bank sells nearly all of its new mortgage production and its existing portfolio of mortgages continues to pay down. Mortgage yields were also lower in 2008, 6.43%, compared to 6.68% in 2007.

The total effect of rate changes on earning assets was a drop in interest income of $6.7 million in 2008 while volume growth increased interest income by $3.1 million. The yield on earning assets for 2008 dropped to 6.08% from 6.86% in 2007.

For 2008, total interest expense was $16.0 million. This represents a decrease in interest expense of $7.8 million (32.6%) from 2007 interest expense of $23.8 million. Interest expense on deposits decreased $6.9 million when compared to the prior year. Ninety-two percent of the reduction in deposit interest expense is attributable to lower interest rates in 2008. Within the deposit category, the largest drop in interest expense was a $5.3 million reduction of interest expense on the Bank's Money Management product. This product is tied to short-term market interest rates and as these rates fell during 2008, the interest expense on this product fell. In fact, the rate decrease accounted for $4.3 million of the total decrease in Money Management interest expense. After realizing an increase of 39% on average balances from 2006 to 2007, the Money Management product average balance fell by approximately 12% from 2007 to 2008 and this balance change accounted for the remaining drop in interest expense on this product. The decline in the average balance was in part caused by run-off due to low rates in 2008. All other deposit categories also reported a decline in interest expense that was primarily caused by lower interest rates. Interest expense on time deposits dropped $1.1 million from 2007 to 2008 despite recording an increase in the average balance of $10.8 million year over year. In total, average interest bearing deposits decreased $13.7 million compared to the previous year and the average rate paid fell from 3.39% to 2.14%.

Interest expense on Securities sold under agreement to repurchase (Repos) was $1.4 million in 2008, $2.5 million less than in 2007. While the average balance decreased $5.8 million during the year, declining rates accounted for 89% of the reduction in interest expense as compared to 2007. The average rate paid on Repos was 1.88% in 2008 compared to 4.83% in 2007. The average balance of long-term debt (FHLB advances) increased $42.7 million during the year as the Bank took new advances to fund asset growth that outpaced deposit growth. While the average balance of long-term debt increased approximately 120% during 2008, the average rate paid dropped from 5.16% in 2007 to 4.34% in 2008 because of the low rates on new advances. As a result of these changes, interest expense on long-term debt increased $1.6 million during 2008. The total cost of interest bearing liabilities was 2.36% for 2008, compared to 3.67% in 2007.

See Tables 1, 2 and 3 for more information on net interest income, average balances, rates, and a rate-volume analysis of net interest income. Net interest income, defined as interest income less interest expense, and the percentage change from the prior year is shown in the following table:

Table 1. Net Interest Income

(Dollars in thousands)	2009	% Change	2008	% Change	2007	% Change
Interest income	**$43,757**	**-5.20%**	$46,156	-6.73%	$49,487	20.99%
Interest expense	**14,674**	**-8.50%**	16,037	-32.61%	23,796	19.24%
Net interest income	**29,083**	**-3.44%**	30,119	17.24%	25,691	22.65%
Tax equivalent adjustment	**1,194**		1,369		1,683	
Tax equivalent net interest income	**$30,277**	**-3.85%**	$31,488	15.03%	$27,374	21.61%

The following table identifies increases and decreases in tax equivalent net interest income to either changes in average volume or to changes in average rates for interest-earning assets and interest-bearing liabilities. Numerous and simultaneous balance and rate changes occur during the year. The amount of change that is not due solely to volume or rate is allocated proportionally to both.

Table 2. Rate-Volume Analysis of Net Interest Income

	2009 Compared to 2008 Increase (Decrease) due to:			2008 Compared to 2007 Increase (Decrease) due to:		
(Dollars in thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest earned on:						
Interest-bearing obligations in other banks and Federal funds sold	$ 58	$ (71)	$ (13)	$ (231)	$ (107)	$ (338)
Investment securities						
Taxable	(152)	(1,123)	(1,275)	(968)	(484)	(1,452)
Nontaxable	(286)	(124)	(410)	(145)	(60)	(205)
Loans:						
Commercial	5,866	(5,149)	717	4,806	(5,341)	(535)
Residential mortgage	(663)	(102)	(765)	(1,144)	(249)	(1,393)
Consumer	(489)	(339)	(828)	766	(488)	278
Loans	4,714	(5,590)	(876)	4,428	(6,078)	(1,650)
Total net change in interest income	4,334	(6,908)	(2,574)	3,084	(6,729)	(3,645)
Interest expense on:						
Interest-bearing checking	36	(131)	(95)	30	(187)	(157)
Money market deposit accounts	140	(856)	(716)	(996)	(4,268)	(5,264)
Savings accounts	(3)	(190)	(193)	(39)	(334)	(373)
Time deposits	2,192	(1,894)	298	465	(1,560)	(1,095)
Securities sold under agreements to repurchase	(139)	(1,105)	(1,244)	(264)	(2,243)	(2,507)
Short-term borrowings	(106)	(80)	(186)	204	(125)	79
Long-term debt	1,031	(258)	773	1,895	(337)	1,558
Total net change in interest expense	3,151	(4,514)	(1,363)	1,295	(9,054)	(7,759)
Increase (decrease) in net interest income	$1,183	$(2,394)	$(1,211)	$ 1,789	$ 2,325	$ 4,114

Nonaccruing loans are included in the loan balances. All nontaxable interest income has been adjusted to a tax-equivalent basis, using a tax rate of 34%.

The following table presents average balances, tax-equivalent interest income and expense, and yields earned or rates paid on the assets or liabilities.

Table 3. Analysis of Net Interest Income

	2009			2008			2007		
(Dollars in thousands)	Average balance	Income or expense	Average yield/rate	Average balance	Income or expense	Average yield/rate	Average balance	Income or expense	Average yield/rate
Interest-earning assets:									
Interest-bearing obligations of other banks and federal funds sold	**$ 18,032**	**$ 30**	**0.17%**	$ 1,316	$ 43	3.27%	$ 7,266	$ 381	5.24%
Investment securities									
Taxable	**111,009**	**4,173**	**3.76%**	114,290	5,448	4.77%	134,079	6,900	5.15%
Nontaxable	**41,755**	**2,651**	**6.35%**	46,193	3,061	6.63%	48,362	3,266	6.75%
Loans:									
Commercial, industrial and agricultural	**511,807**	**25,441**	**4.97%**	404,076	24,724	6.12%	333,514	25,259	7.57%
Residential mortgage	**73,214**	**4,616**	**6.30%**	83,708	5,381	6.43%	101,375	6,774	6.68%
Consumer, including home equity	**125,091**	**8,040**	**6.43%**	132,571	8,868	6.69%	121,361	8,590	7.08%
Loans	**710,112**	**38,097**	**5.36%**	620,355	38,973	6.28%	556,250	40,623	7.30%
Total interest-earning assets	**880,908**	**44,951**	**5.10%**	782,154	47,525	6.08%	745,957	51,170	6.86%
Other assets	**67,889**			69,242			68,665		
Total assets	**$948,797**			$851,396			$814,622		
Interest-bearing liabilities:									
Deposits:									
Interest-bearing checking	**$ 96,958**	**150**	**0.15%**	$ 83,128	245	0.29%	$ 76,923	402	0.52%
Money Market deposit accounts	**216,201**	**3,479**	**1.61%**	209,028	4,195	2.01%	236,533	9,459	4.00%
Savings	**48,308**	**97**	**0.20%**	48,860	290	0.59%	52,091	663	1.27%
Time	**246,360**	**6,594**	**2.68%**	174,191	6,296	3.61%	163,364	7,391	4.52%
Total interest-bearing deposits	**607,827**	**10,320**	**1.70%**	515,207	11,026	2.14%	528,911	17,915	3.39%
Securities sold under agreements to repurchase	**67,032**	**168**	**0.25%**	75,238	1,412	1.88%	81,077	3,919	4.83%
Short-term borrowings	**2,142**	**14**	**0.66%**	11,628	200	1.72%	2,386	121	5.08%
Long-term debt	**103,636**	**4,172**	**4.03%**	78,381	3,399	4.34%	35,654	1,841	5.16%
Total interest-bearing liabilities	**780,637**	**14,674**	**1.88%**	680,454	16,037	2.36%	648,028	23,796	3.67%
Noninterest-bearing deposits	**79,149**			84,189			84,029		
Other liabilities	**13,263**			8,553			9,385		
Shareholders' equity	**75,748**			78,200			73,180		
Total liabilities and shareholders' equity	**$948,797**			$851,396			$814,622		
Tax equivalent net interest income/ Net interest margin		**30,277**	**3.44%**		31,488	4.03%		27,374	3.67%
Tax equivalent adjustment		**(1,194)**			(1,369)			(1,683)	
Net interest income		**$29,083**			$30,119			$25,691	

All amounts have been adjusted to a tax-equivalent basis using a tax rate of 34%. Investments include the average unrealized gains or losses. Dividend income is reported as taxable income, but is adjusted for the dividend received deduction. Loan balances include nonaccruing loans, loans held for sale, and are gross of the allowance for loan losses. Loan categories are based on an internal classification/purpose and do not necessarily reflect a specific type of collateral, if any.

Provision for Loan Losses

During 2009, the Corporation saw an increase in nonperforming assets and net loans charged-off as the economy was stressed by the effects of the recession. These factors, loan growth of more than $60 million and Management's analysis of the adequacy of the allowance for loan losses (ALL) resulted in an increase to the provision for loan loss expense during the year. In 2009, the provision expense was $3.4 million compared to $1.2 million in 2008. Net loan charge-offs were $1.9 million in 2009 and when offset against the provision expense, resulted in a net increase to the allowance for loan losses of $1.6 million. The ALL as a percentage of total loans was 1.21% at year-end compared to 1.09% at the end of 2008. Management performs a monthly analysis of the loan portfolio considering current economic conditions and other relevant factors to determine the adequacy of the allowance for loan losses and the provision for loan losses. For more information, refer to the Loan Quality discussion and Tables 10, 11 and 12.

Noninterest Income

2009 versus 2008

Noninterest income grew by 36% in 2009 to $8.9 million from $6.5 million in 2008. The increase is attributable to loan fees related to high volume of mortgage refinancing activity and lower asset valuation write-downs in 2009 than in 2008. Fee income from the Bank's Investment and Trust Services department remained virtually unchanged year over year. However, the composition of the fees was different in 2009 as recurring fee income increased and non-recurring fee income decreased. Recurring fee income is produced by the market value of assets under management. These assets declined approximately $37 million year over year due to lower market values, despite adding assets from the Community acquisition near the end of 2008. Nonrecurring fee income was down in 2009 and is primarily generated by estate administration and settlement fees.

Loan service charges were $1.2 million in 2009 representing an increase of approximately 28% over the 2008 total of $897 thousand. The low mortgage rates of 2009 helped spur an increase in mortgage refinancing and resulted in higher fee income. The Bank closed approximately $38 million of mortgage loans as a third party originator and collected fee income for this service. In December 2009, the company that the Bank originates mortgages for announced that it was being acquired by another bank. As a result, the Bank is in the process of looking for a new mortgage partner and it is uncertain whether the same products and fee structure will be available. All other loan service charge categories remained constant from year to year.

Mortgage banking activities consist primarily of servicing mortgage loans originated and sold by the Bank. Mortgage banking activities recorded $145 thousand in fee income in 2009 compared to a loss of $335 thousand in 2008. The Bank recognized $82 thousand less income from the sale of mortgages in 2009 than it did the prior year as a result of lower sales volume. Nearly all of the Bank's mortgage originations were as a third party originator for a fee, as previously discussed. As a result, these loans are not recorded on the Bank's balance sheet and; therefore, the opportunity to record a gain on sale does not exist. The Bank continues to service approximately $101.2 million of previously originated mortgage loans for a fee. This servicing fee declined by approximately $150 thousand during the year; however, the Bank recorded a net increase of $712 thousand in the valuation of its mortgage servicing rights (MSR) over the prior to year. MSR represent the Bank's rights to receive future fee income from servicing mortgages that it originated and sold in the secondary market. MSR are measured and carried at the lower of cost or market value and the value fell significantly in 2008, but recovered in 2009. As a result, a portion of previously recorded MSR impairment could be reversed in 2009. While the Bank does not expect to originate and sell mortgages with servicing retained in the future, it will retain the existing servicing portfolio until those loans are paid-off. See Note 9 of the accompanying consolidated financial statements for additional information on mortgage servicing rights.

Deposit fees were flat from year to year at $2.6 million in both 2009 and 2008. The composition of the 2009 fees was different than in 2008 as the Bank recorded more fees from commercial account analysis customers and commercial overdrafts and fewer fees from retail overdraft fees. Commercial account analysis fees increased primarily due to lower earning credits and consequently, higher account charges. In 2010, new regulations with regard to consumer overdraft activity will go in effect and will essentially require all consumers to opt-in to an overdraft protection program. If a substantial number of consumers who are currently covered by the Bank's overdraft protection service do not opt-in, fee income from this service could be reduced. The Bank is currently taking steps to implement this change and educate its customers about the benefits of an overdraft protection program. At this time, the Bank does not expect to experience a significant reduction in the number of customers participating in such programs.

Other fees and service charges increased approximately 7% from 2008 driven by an increase in fee income from business debit cards and a change to a vendor contract that allows the Bank to retain more fee income from the sale of customer check orders. On December 31, 2008, the Bank discontinued the equity method of accounting for an investment it held and no income was recorded for this line item in 2009. This asset was reclassified as an investment available for sale at December 31, 2008. Likewise, the event that triggered the change in accounting for this asset produced a one time valuation write down of $1.2 million in 2008.

Other fee income increased in 2009 as the result of a net gain on the proceeds of a life insurance policy and refunds relating to sales and real estate taxes obtained by audits and appeals to the taxing authorities.

The Corporation recorded write-downs of $422 thousand on four equity securities that it considered to be other than temporarily impaired. All of the equity securities were bank stocks. In 2008, $888 thousand of impairment charges on eleven equity securities was recorded. Net securities losses were $522 thousand in 2009 compared to net gains of $164 thousand in 2008. The largest item included in the net loss was a loss of $452 thousand on two CIT bonds.

The following table presents a comparison of noninterest income for the past two years:

Table 4. Noninterest Income

	For the Twelve Months Ended December 31		Change	
	2009	2008	Amount	%
Noninterest Income				
Investment and trust services fees	**3,519**	3,500	$ 19	0.5
Loan service charges	**1,151**	897	254	28.3
Mortgage banking activities	**145**	(335)	480	143.3
Deposit service charges and fees	**2,575**	2,569	6	0.2
Other service charges and fees	**1,292**	1,210	82	6.8
Increase in cash surrender value of life insurance	**643**	660	(17)	(2.6)
Equity method investment	—	(143)	143	100.0
Exchange of equity method investment	—	(1,205)	1,205	100.0
Other	**499**	109	390	357.8
Impairment writedown on securities	**(422)**	(888)	466	52.5
Securities gains (losses), net	**(522)**	164	(686)	(418.3)
Total noninterest income	**8,880**	6,538	$2,342	35.8

2008 versus 2007

The Corporation's total noninterest income fell during 2008, primarily the result of falling asset valuations that resulted in write-downs on mortgage servicing rights, other than temporary impairment charges on investment securities and its investment in American Home Bank, N.A. Fee income from the Bank's Investment and Trust Services department fell by $629 thousand to $3.5 million in 2008 compared to $4.1 million in 2007. This decrease was due primarily to two estate settlements that occurred in 2007 that produced $617 thousand of nonrecurring fee income that year. These estates represented the largest settlements ever handled by the department and contributed to the year over year decrease in fee income. After accounting for these settlements, fee income from Investment and Trust Services was virtually flat year over year despite continued growth in accounts. As the value of assets under management fell during the year due to market conditions, fee revenue fell as well.

Loan service charges increased by approximately 9% from $822 thousand in 2007 to $897 thousand in 2008. A nonrecurring commercial loan prepayment fee of $170 thousand was recorded in 2007. This is an unusually large fee and has somewhat tempered the true growth in 2008 commercial fees and service charges. Mortgage fees and service charges increased $61 thousand in 2008 as a result of a new mortgage program that began in the 4th quarter of 2007. As part of this program, the Bank serves as a third party originator of mortgage loans and can provide a wider range of mortgage products. In return, the Bank collects a fee for this service and is not responsible for funding or servicing the loans. Consumer loan fees and service charges increased approximately 13% during 2008 fueled primarily by an increase in the Bank's consumer debt protection product that provides debt protection in the event of death, disability or involuntary unemployment.

Mortgage banking activities produced a loss of $335 thousand in 2008 compared to income of $422 thousand in 2007, a negative swing of $758 thousand. Two factors contributed to this large swing. First, gains recognized on the sale of mortgage loans decreased by $159 thousand in 2008 as the Bank originated fewer loans for sale in the secondary market. Fewer loans were originated for sale due to a slow down in purchase and refinance activity and the implementation of the Bank's new mortgage origination program that eliminates its sales activities. Secondly, the Bank's mortgage servicing rights portfolio recorded net impairment charges (i.e., expense) of $500 thousand in 2008, while impairment charges of $98 thousand were reversed (i.e., income) in 2007. Mortgage servicing rights (MSR) represent the Bank's rights to receive future fee income from servicing mortgages that it originated and sold in the secondary market. MSR are measured and carried at the lower of cost or market value and the value fell in 2008 as rates fell and prepayment assumptions were accelerated. While the Bank does not expect to originate and sell mortgages with servicing retained in the future, it will retain the existing servicing portfolio until those loans are paid-off. See Note 9 of the accompanying consolidated financial statements for additional information on mortgage servicing rights.

Deposit fees were $2.6 million in 2008 compared to $2.4 million in 2007. Account analysis fees increased $129 thousand year over year as lower market interest rates produced lower earnings credits for commercial account analysis customers and therefore, higher account charges. Retail overdraft fees also increased by $64 thousand (12%) in 2008. Income from the Bank's retail and commercial overdraft protection programs remained unchanged at $1.1 million, year over year.

Other service charges and fees decreased slightly to $1.2 million in 2008 from $1.3 million in 2007. Debit card fees increased by approximately 9% ($59 thousand) during the year, but this increase was more than offset by a nonrecurring fee of $86 thousand in 2007 that was not recorded in 2008. The Bank also recorded a decrease in fee income it earns from a third party provider of check services as the vendor reduced its payment schedule in 2008.

The Bank previously had an investment in American Home Bank, N.A. (AHB) common stock that represented an ownership of approximately 21% of the voting stock of AHB. This investment was accounted for utilizing the equity method of accounting. Under the equity method of accounting, the Corporation recorded a loss of $143 thousand in 2008 and income of $49 thousand in 2007. On December 31, 2008 First Chester County Corporation (FCEC) acquired the common stock of AHB. The acquisition was structured so that shareholders of AHB would receive a combination of cash ($11 per share) and FCEC common stock (0.7 shares of FCEC for each share of AHB) subject to allocation provisions defined in the merger agreement. At the time of the merger announcement, FCEC common stock price was $15.25 per share. After the merger, the Corporation's ownership of FCEC was less than 5% and it would no longer account for this investment using the equity method. On the merger date, the Corporation discontinued the equity method of accounting on the AHB investment and recorded the FCEC transaction with 58,000 shares exchanged at $11.00 per share cash ($638 thousand) and the remaining AHB shares (299,000) exchanged for 209,000 FCEC common shares at the December 31, 2008 fair value of $10.00 per common share. As a result of this transaction, the Corporation recorded a loss of $1.2 million. For 2008, the Corporation recorded a total loss of $1.3 million from its investment in AHB, comprised of $1.2 million loss from the asset exchange and a $143 thousand loss recognized by the equity method of accounting. At December 31, 2008, the Corporation recorded its investment in FCEC common stock on the balance sheet as Investment securities available for sale.

The Corporation also recorded write-downs of $888 thousand on eleven equity securities that it considered to be other than temporarily impaired. All of the equity securities were national or regional bank stocks. In 2007, impairment charges totaled $104 thousand. Net securities gains were $164 thousand in 2008 compared to $284 thousand in 2007. The net gains in 2008 were comprised of a combination of gains and losses on both debt and equity securities.

Noninterest Expense

2009 versus 2008

Noninterest expense increased by 11.8% in 2009 to a $25.9 million compared to $23.2 million in 2008. Nearly 50% of the increase is related to FDIC insurance expense that increased by $1.3 million in 2009. This increase is due to higher assessment rates on insured deposits and a $450 thousand special assessment. The FDIC imposed the higher rates and the special assessment in an effort to replenish the Deposit Insurance Fund that has been severely reduced by the high rate of bank failures. The Bank expects the higher assessment rates to remain in effect for the foreseeable future. These substantial rate increases come just one year after the Bank utilized the final premium credits that it was previously granted by the FDIC.

Salary and employee benefits totaled $12.7 million compared to $12.1 million the prior year. Recognizing that 2009 would be a difficult year for the economy, the Bank elected to defer salary increases for 6 months in 2009 and this held the increase in salary expense to $357 thousand. In addition, the Bank suspended any payouts from its incentive compensation plan and saved $472 thousand. Partially offsetting these savings were a 19% increase in health insurance premiums and a $587 thousand increase in pension expense. The increase in pension expense is due to market valuations of pension obligations, despite action Management took to control pension costs including closing the plan to new participants. The Bank expects that the 2010 pension expense will be similar to the 2009 expense. See Note 15 of the accompanying consolidated financial statements for additional information on benefit plans.

Advertising costs were down nearly 26% or $460 thousand in 2009, approximately the same amount advertising costs increased in 2008. Two special marketing activities contributed to the increase in 2008. Since these were one-time events, they did not occur again in 2009 and advertising costs were lower.

Legal and professional fees consist of fees paid to outside legal counsel and audit fees. In general, the Corporation did a good job of controlling these costs in 2009, however, legal fees related to the defense of a lawsuit involving activities engaged in by Community, prior to its acquisition by the Corporation, were responsible for nearly all the of the increase year over year. In January 2010, a judge issued an interim ruling that appears to be favorable towards the Corporation's position and there is a possibility that a significant amount of these legal fees could be recovered. However, this matter could be appealed and it is unknown when this issue will be finalized or whether legal fees can be recovered.

Data processing costs increased $108 thousand in 2009. The Bank is reviewing proposals for a new core processing system that it has tentatively scheduled to implement in late 2010. This new system should provide greater operating efficiency and should help reduce the rate of fee increases in future years. Pennsylvania bank shares tax was lower in 2008 than 2009 due to the resolution of an outstanding tax issue relating to its 2006 acquisition of Fulton Bancshares Corporation. The 2009 shares tax expense more accurately reflects expected future shares tax expense.

Other noninterest expense was $3.5 million in 2009, an increase of approximately 6% over 2008. Nearly all line items in this category remained fairly constant year and the increase was due primarily to two events. First, the Bank paid an $87 thousand prepayment penalty to the FHLB to pay-off high rate borrowings, thereby providing a benefit to the Bank in future periods. Second, the Bank closed an office located in a mall during the second quarter of 2009 and recorded a loss of $117 for the write-off of leasehold improvements.

The following table presents a comparison of noninterest expense for the past two years:

Table 5. Noninterest Expense

	For the Twelve Months Ended December 31		Change	
	2009	**2008**	**Amount**	**%**
Noninterest Expense				
Salaries and benefits	**$12,713**	$12,086	$ 627	5.2
Net occupancy expense	**1,898**	1,792	106	5.9
Furniture and equipment expense	**850**	843	7	0.8
Advertising	**1,327**	1,787	(460)	(25.7)
Legal and professional fees	**1,697**	1,146	551	48.1
Data processing	**1,538**	1,430	108	7.6
Pennsylvania bank shares tax	**573**	367	206	56.1
Intangible amortization	**468**	370	98	26.5
FDIC insurance	**1,397**	105	1,292	1,230.5
Other	**3,468**	3,263	205	6.3
Total noninterest expense	**$25,929**	$23,189	$2,740	11.8

2008 versus 2007

The Corporation did a good job of controlling noninterest expense in 2008. For the year, noninterest expense was $23.2 million, only 1.7% higher than $22.8 million recorded in 2007. Salary and benefit costs are the largest noninterest expense of the Corporation and totaled $12.1 million in 2008. This is an increase of $596 thousand (5.2%) over 2007. Salary expense increased $851 thousand year over year, primarily from normal salary adjustments. The expense for the Bank's matching portion of its 401(k) plan increased $106 thousand due in part to higher salary deferrals and an increase to the Bank's matching percentage. The increase in the Bank's matching percentage was implemented as a partial offset to changes in the Bank's pension plan that were discussed in last years report and are repeated below in the section comparing 2007 and 2006. In addition, salary increases resulted in higher payroll tax expense. Due to lower net income in 2008, the expense of the Bank's incentive compensation plans was $322 thousand less in 2008 compared to 2007. In addition, changes to the pension plan that were effective in 2008 resulted in a savings of $229 thousand versus the 2007 pension expense. However, due to a significant drop in interest rates used to calculate pension obligations at December 31, 2008, pension expense for 2009 is expected to be approximately $500 thousand higher than in 2008. Management believes that if the 2008 pension changes had not been implemented, the increase in the 2009 pension expense would have been significantly higher than what is currently expected. See Note 15 of the accompanying consolidated financial statements for additional information on benefit plans.

A decrease in building maintenance expense was primarily responsible for a $102 thousand decrease in net occupancy and furniture year over year. Depreciation expense remained fairly constant year over year.

Advertising costs increased $452 thousand during 2008 to $1.8 million. Two special marketing activities were responsible for the increase. The first was a new customer acquisition campaign that offered merchandise incentives to retail and business customers to open selected checking account products. The second activity involved the creation of a consumer financial education website: *www.mymoneyclinic.com*

Legal and professional fees increased approximately 13% year over year. Legal and regulatory requirements continue to increase in number every year and are a burden to community banks, both in terms of financial and employee resources. Bank Secrecy Act and Anti-Money Laundering regulations continue to stretch the Bank's resources. The increase in legal and professional fees in 2008 is attributable to fees paid to outside legal counsel and audit fees, both internal and external.

In 2008, the Bank got a final resolution of an outstanding Pennsylvania Bank Shares tax issue relating to its 2006 acquisition of Fulton Bancshares Corporation. This allowed the Bank to recognize lower shares tax expense in 2008 than in 2007.

Intangible amortization increased only $9 thousand year over year. This increase is due entirely to amortization of a customer list obtained in acquisition of Community. Only one month of customer list amortization was recorded in 2008. The remaining intangible amortization is related to a previously acquired core deposit intangible. See Note 8 of the accompanying financial statements for additional information on intangible assets.

Other noninterest expense decreased $462 thousand in 2008 when compared to 2007. Total noninterest expense for 2008 was $3.4 million. In 2007, the Bank incurred $540 thousand in prepayment penalties to the FHLB to pay-off high rate borrowings. The absence of this expense is primarily responsible for the decrease in other noninterest expense year over year. FDIC insurance was $105 thousand in 2008, up $34 thousand from 2007. The 2008 FDIC insurance premium reflects use of the remaining premium credits carried over from 2007 that were granted to the Bank as part of the 2007 FDIC Reform Act. Most categories of other noninterest expense remained fairly constant as compared to 2007.

Provision for Income Taxes

Federal income tax expense for 2009 was $2.0 million compared to $3.7 million in 2008 and $2.8 million in 2007. The Corporation's effective tax rate for the years ended December 31, 2009, 2008 and 2007 was 23.4%, 30.0% and 23.0%, respectively. The lower income tax expense and effective rate in 2009 is due to a lower level of taxable income and a higher contribution of tax-exempt income to pretax income. In 2009, the benefit of having tax-exempt income was equivalent to 13.8% of taxable income compared to 11.5% in 2008. The 2009 tax expense includes a $188 thousand valuation account established against capital losses that were incurred in 2009. For a more comprehensive analysis of Federal income tax expense refer to Note 12 of the accompanying financial statements.

Financial Condition

One method of evaluating the Corporation's condition is in terms of its sources and uses of funds. Assets represent uses of funds while liabilities represent sources of funds. At December 31, 2009, total assets reached $979.4 million, increasing 8.5% from total assets of $902.5 million at December 31, 2008. Table 3 presents average balances of the Corporation's assets and liabilities over a three-year period. The following discussion on financial condition will reference the average balance sheet in Table 3 unless otherwise noted.

Investment Securities:

The investment portfolio serves as a mechanism to invest funds if funding sources out pace lending activity, provide liquidity for lending and operations, and provide collateral for deposits and borrowings. The Corporation invests in taxable and tax-free debt securities and equity securities as part of its investment strategy. The mix of taxable and tax-free debt securities are determined by the Bank's Investment Committee and investing decisions are made as a component of balance sheet management. Debt securities include U.S. Government Agencies, U.S. Government Agency mortgage-backed securities, non-agency mortgage-backed securities, state and municipal government bonds and corporate debt. The equity portfolio consists of bank stocks only and is considered to be longer-term with a focus on capital appreciation. Tables 6 and 7 provide additional detail about the investment portfolio. All securities are classified as available for sale.

The portfolio averaged $152.8 million in 2009 down slightly from the 2008 average of $160.5 million. The ending balance of the portfolio was $149.8 million, $4.3 million less than at the end of 2008. At year-end, the portfolio held lower balances in U.S. Treasury and agency issues and corporate securities, but a slightly larger position in agency mortgage backed securities. The portfolio produced approximately $7 million less cash flow from maturing investments in 2009 compared to 2008, but the dollars reinvested in the portfolio remained fairly constant at approximately $43 million each year. Most purchases were made only to maintain collateral positions.

Mortgage-backed securities continue to be the subject of much discussion in the financial markets and the mortgages backing some of these notes have been blamed for contributing to the recession. Most of the negative attention is focused on sub-prime mortgages that were used as collateral for some mortgage-backed securities. The delinquency trend in sub-prime mortgages that started in 2007 and continued through 2009 only reinforced that much of the sub-prime production was exactly that, credit given to sub-prime customers without the long-term ability to repay the loan. The failure of these loans continues to result in significant write-downs of mortgage-backed assets.

The Bank's investment in mortgage-backed securities is comprised primarily of U.S. Agency mortgage-backed products ($53.2 million) that do not include sub-prime mortgage collateral. When Fannie Mae and Freddie Mac were placed in conservatorship in September 2008, these mortgage-backed securities that had always had an implicit U.S. Government guarantee now have explicit U.S. Government guarantee. The Bank also has $5.9 million of private label "Alt-A" mortgage-backed products, down from $7.6 million at year-end 2008. Alt-A loans are first-lien residential mortgages that generally conform to traditional "prime" credit guidelines; however, loan factors such as the loan-to-value ratio, loan documentation, occupancy status or property type cause these loans not to qualify for standard underwriting programs. The Alt-A product in the Bank's portfolio is comprised of fixed-rate product that was originated between 2003 and 2006 and all were originally rated AAA. The bonds issued in 2006, during the height of the real estate market, appear to be experiencing the highest delinquency and loss rates. During 2009, all of the Bank's Alt-A investments experienced rating declines and some experienced an increase in delinquencies and default rates, and a weakening of the underlying credit support. All of these bonds have some type of credit support tranche that will absorb any loss prior to losses at the senior tranche held by the Bank. At December 31, 2009, the bond ratings ranged from C to AAA and credit support levels ranged from 1.90% to 12.85%. The Bank monitors the performance of the Alt-A investments on a regular basis and reviews delinquencies, default rates, credit support levels and various cash flow stress test scenarios. Management will continue to monitor these securities and it is possible that a write down on some of these securities may occur in 2010 if current loss trends continue.

The performance of bond insurance companies seems to have stabilized in 2009 as compared to the financial troubles they experienced in 2008. However, the Corporation's exposure to the bond insurers continued to come from the insurers credit guarantee on municipal bonds owned by the Bank. The Bank has exposure to 11 bond insurers in its municipal bond portfolio with the largest exposure to one carrier of $8 million. The Bank's municipal bond portfolio is well diversified geographically and is comprised primarily of general obligation bonds. The Bank does not think its municipal bond portfolio represents any undue risk.

Within the corporate bond portfolio, the Bank holds approximately $6 million of trust-preferred securities. Trust preferred securities are typically issued by a subsidiary grantor trust of a bank holding company, which uses the proceeds of the equity issuance to purchase deeply subordinated debt issued by the bank holding company. Trust-preferred securities can reflect single entity issues or a group of entities (pooled trust preferred). Pooled trust preferred securities have been the subject of significant write-downs due in some cases from the default of one issuer in the pool that then impairs the entire pool. Because of the current financial conditions, most trust preferred securities have realized a significant decline in value, but market prices have improved since the end of 2008. All of the issues owned by the Bank are single issue variable rate notes from companies that received money (and in some cases paid back) from the Troubled Asset Relief Program (TARP), continue to pay dividends and have raised capital during 2009. The holdings and ratings of the trust-preferred securities include issues from: BankAmerica (Baa3), JP Morgan (A1), Wells Fargo (Baa1) and Huntington Bancshares (Baa3). At December 31, 2009, the Bank believes it will be able to collect all interest and principal due on these bonds.

At December 31, 2008, the Bank held two CIT bonds. During 2009, the financial condition of CIT continued to weaken and talks of a collapse of the company surfaced during the third quarter. Short-term restricting plans were developed that included a discounted tender offer for bonds maturing in 2009. The Bank accepted the tender offer and recorded a loss of $250 thousand on one bond and continued to hold a bond with a 2010 maturity. In December 2009, CIT filed for bankruptcy and then quickly emerged with another restructuring plan that included an exchange of existing debt for new debt and equity. As a result of this debt exchange, the Bank recorded a loss of $202 thousand and received five new bonds and 6,037 new common shares of CIT. At December 31, 2009 the bonds were trading at prices slightly below cost and the common shares had appreciated in value.

The Corporation and the Bank each have a portfolio of equity securities that are concentrated in bank stocks. The stocks represent a mix of community, large regional and national bank stocks with a fair value of $4.0 million at December 31, 2009.

The Bank held $6.5 million of restricted stock at the end of 2009. The restricted stock is comprised of $30 thousand in Atlantic Central Bankers' Bank and $6.5 million in Federal Home Loan Bank of Pittsburgh. The FHLB stock is carried at a cost of $100 per share. In 2008, FHLB announced a capital restoration plan that has resulted in it discontinuing paying dividends and repurchasing excess capital stock from its members. It is not known if or when FHLB will be able to restore its dividend or repurchase its stock. As of December 31, 2009, the Bank held $1.6 million in FHLB stock that is in excess to what it is normally required to hold. Due to concerns about the capital strength of the Pittsburgh FHLB, and the entire FHLB system, there has been industry discussion about impairment issues on FHLB stock. If FHLB stock were deemed to be impaired, the write-down for the Bank could be significant. FHLB stock is evaluated for impairment primarily based on an assessment of the ultimate recoverability of its cost. As a government sponsored entity, FHLB has the ability to raise funding through the U.S. Treasury that can be used to support it operations. There is not a public market for FHLB stock and the benefits of FHLB membership (e.g., liquidity and low cost funding) add value to the stock beyond purely financial measures. Management intends to remain a member of the FHLB and believes that it will be able to fully recover the cost basis of this investment.

The following table presents amortized costs of investment securities by type at December 31 for the past three years:

Table 6. Investment Securities at Amortized Cost

(Dollars in thousands)	2009	2008	2007
Equity Securities	**$ 5,400**	$ 5,783	$ 3,792
U.S. Treasury securities and obligations of U.S. Government agencies	**28,258**	29,548	45,099
Obligations of state and political subdivisions	**42,611**	45,518	50,254
Corporate debt securities	**9,603**	12,868	15,296
Mortgage-backed securities			
Agency	**53,214**	50,667	43,483
Non Agency	**5,947**	7,551	5,839
Asset backed securities	**84**	95	83
	$145,117	$152,030	$163,846

The following table presents analysis of investment securities at December 31, 2009 by maturity, and the weighted average yield for each maturity presented. The yields presented in this table are calculated using tax-equivalent interest and fair value.

Table 7. Maturity Distribution of Investment Portfolio

	One year or less		After one year through five years		After five years through ten years		After ten years		Total	
(Dollars in thousands)	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield
Available for Sale										
U.S. Treasury securities & obligations of U.S. Government agencies	$1,999	0.12%	$ 7,437	1.72%	$ 9,157	5.07%	$10,122	0.85%	$ 28,715	2.37%
Obligations of state & political subdivisions	923	7.23%	7,166	5.20%	23,287	6.71%	12,505	6.31%	43,881	6.36%
Corporate debt securities	100	0.26%	3,058	2.87%	458	9.76%	3,644	1.64%	7,260	2.65%
Mortgage-backed securities										
Agency	—	—	1,333	4.24%	9,336	5.25%	44,074	4.02%	54,743	4.24%
Non Agency	—	—	—	—	—	—	4,668	5.85%	4,668	5.85%
Asset-backed securities	—	—	31	0.47%	—	—	15	7.41%	46	2.73%
	$3,022	2.30%	$19,025	3.39%	$42,238	6.06%	$75,028	3.97%	$139,313	4.49%

Loans:

The Bank continued to actively lend during 2009, despite the continued outcry that the recession has worsened because banks are not lending. Gross loans totaled $739.6 million at December 31, 2009, an increase of 9.4% over the prior year-end. For the year, loans outstanding averaged $710.1 million versus $620.4 million on average during 2008, an increase of 14.5%. However, the average loan yield fell from 6.28% in 2008 to 5.36% in 2009 as rates remained low and much of the portfolio repriced to lower rates. The Bank had no loans held for sale at year-end. See Tables 8 and 9 for additional information on the Bank's loan portfolio.

Commercial lending activity continues to be the primary driver of loan growth. The growth in 2009 was fueled by both in-market loans and purchased loan participations primarily from within the south central Pennsylvania market. In addition, the Bank was able to provide credit to new customers who found their national or large regional bank reduced lending activity during the year. Commercial lending products offered by the Bank include fixed and variable rate loans, lines-of-credit and letter-of-credits. During 2009, the Bank originated more than $205 million in new money commercial loans. At year-end there were $84.6 million in outstanding loans for residential construction and land development, a slight increase over the prior year-end. The majority of these loans are for projects that are located in south central Pennsylvania and represent both in-market loans and purchased loan participations. Commercial, industrial and agricultural loans totaled $427.9 million at the end of 2009, approximately 18% higher than at the end of 2008. Some type of real estate or other collateral secures most of these loans. Included in this total is $37.4 million of loans to local municipal governments. The majority of the 2009 originations were variable rate loans, as low market rates appeared very attractive to commercial borrowers. While the low rates are attractive to borrowers, they are not as beneficial to the Bank, and the Bank took action to impose rate floors on most new and refinanced loans during the year. The Bank was also busy in 2009 with requests to refinance existing commercial loans as borrowers looked to reduce their interest rate. Such refinancing activity reduces future interest income, but the Bank believes it is important to retain the relationship rather than lose the loan from refinancing elsewhere. However, because the Bank has been effective in implementing prepayment language into its commercial loans, the Bank either collects a prepayment penalty or the presence of the penalty defers refinancing. Approximately 53% of commercial loans at year-end are variable rate loans, a slight increase from the 2008 ratio of 50%. The Bank continues to aggressively pursue commercial lending opportunities in its market and loan participations in south central Pennsylvania. It has recently renewed its partnership with two Small Business Development Centers at two local universities. The Small Business Development Centers provide guidance to small businesses and aspiring entrepreneurs. With this partnership, the Bank will be at the forefront of forging banking relations with those clients using the development centers. The Bank was approved as a designated lender for Small Business Administration guaranteed loans.

Residential mortgage lending was slow throughout the Bank's market area in 2009, despite falling home prices and interest rates. Much of the Bank's mortgage lending was related to refinancing activity for those consumers who still had sufficient equity in their home. As a result, the average outstanding balance of residential mortgages loans fell to $73.2 million in 2009 compared to $83.7 million in 2008 and the yield fell from 6.43% to 6.30% from 2008 to 2009. At year-end, residential mortgage loans totaled $63.3 million compared to $78.1 million one-year prior. The Bank expects residential mortgage balances to continue to decline because the Bank retains very few of the loans it originates. In 2009, the Bank originated $38 million of mortgage loans through a third party brokerage agreement. This agreement allows the Bank to offer a broader range of mortgage products and receive a fee for this activity. The Bank does not fund the loans nor will it service the loans. In December 2009, the company that the Bank originates mortgages for announced that it was being acquired by another bank. As a result, the Bank is in the process of looking for a new mortgage partner and it is uncertain whether the same products and fee structure will be available. In the first quarter of 2009, the Bank introduced an on-line mortgage service that will provide on-line mortgage applications, interest rates and a pre-qualification approval letter.

The recession, higher unemployment and lower consumer confidence about jobs and the economy all caused consumer spending and borrowing to fall in 2009. Lower real estate values evaporated homeowners' equity in 2009 and home equity lending declined year over year after several years of strong growth. In 2009 the Bank originated $30.1 million of consumer related loans (including home equity products) compared to $57.3 million in 2008. Non-real estate related consumer loans fell from $25.5 million at December 31, 2008 to $23.2 million at the end of 2009. The yield fell from 6.69% to 6.43% over the same period. The majority of the Bank's consumer loan portfolio is comprised of home equity related products. Consumer lending, other than home equity loans, continues to be a highly competitive market and the Bank is often at a disadvantage when compared to financing offered by captive lenders such as automobile dealers. For over 30 years, the Bank has been involved in indirect lending, primarily with automobile dealers. In the first quarter of 2010, the Bank announced that it would discontinue its indirect lending activity. The Bank had approximately $12.5 million of indirect loans outstanding at December 31, 2009 that it will continue to service until they payoff.

The following table presents an analysis of the Bank's loan portfolio, by primary collateral, for each of the past five years:

Table 8. Loan Portfolio

	December 31				
(Dollars in thousands)	**2009**	**2008**	**2007**	**2006**	**2005**
Residential real estate	**$203,790**	$215,885	$209,636	$191,667	$149,172
Residential real estate construction	**84,649**	72,818	83,369	46,537	47,504
Commercial, industrial and agricultural real estate	**283,839**	229,673	145,400	134,777	85,631
Commercial, industrial and agricultural	**144,035**	132,368	107,263	128,747	89,452
Consumer	**23,250**	25,473	25,949	26,806	25,431
Total loans	**739,563**	676,217	571,617	528,534	397,190
Less: Allowance for loan losses	**(8,937)**	(7,357)	(7,361)	(6,850)	(5,402)
Net loans	**$730,626**	$668,860	$564,256	$521,684	$391,788

The Corporation had no foreign loans in any of the years presented.

The following table presents the stated maturities (or earlier call dates) of selected loans as of December 31, 2009. Residential mortgage and consumer loans are excluded from the presentation.

Table 9. Maturities and Interest Rate Terms of Selected Loans

(Dollars in thousands)	Within one year	After one year but within five years	After five years	Total
Loans:				
Residential real estate construction	$31,654	$32,487	$ 20,508	$ 84,649
Commercial, industrial and agricultural	15,100	43,230	85,705	144,035
	$46,754	$75,717	$106,213	$228,684

Loans with predetermined interest rates and loans with variable interest rates at December 31, 2009 are shown below:

(Dollars in thousands)	After one year but within five years	After five years
Loans with predetermined rates	$23,008	$ 40,613
Loans with variable rates	52,709	65,600
	$75,717	$106,213

Loan Quality:

Management monitors loan asset quality (risk of loss from lending activities) by continually reviewing four measurements: (1) watch list loans, (2) delinquent loans (nonaccrual loans and loans past due 90 days or more), (3) foreclosed real estate (commonly referred to as other real estate owned or "OREO"), and (4) net-charge-offs. Management compares trends in these measurements with the Corporation's internally established targets, as well as its national peer group's average measurements.

Watch list loans are adversely criticized/classified loans where borrowers are experiencing weakening cash flow and may be paying loans with alternative sources of cash, for example, savings or the sale of unrelated assets. If this continues, the Corporation has an increasing likelihood that it will need to liquidate collateral for repayment. Management emphasizes early identification and monitoring of these loans in order for it to proactively minimize any risk of loss. Loans on the Watch list loans include delinquent and non-delinquent loans. Watch list loans increased approximately 123% as evidenced by the following discussion.

Delinquent loans are a result of borrowers' cash flow and/or alternative sources of cash being insufficient to pay loans. The Corporation's likelihood of collateral liquidation to repay the loans becomes more probable the further behind a borrower falls, particularly when loans reach 90 days or more past due. Management breaks down delinquent loans into two categories: (1) loans that are past due 30-89 days, and (2) nonperforming loans that are comprised of loans that are 90 days or more past due or loans for which Management has stopped accruing interest. Nonaccruing loans (primarily residential mortgage and commercial loans) generally represent Management's determination that collateral liquidation is not likely to fully repay both interest and principal.

The quality of the Bank's loan portfolio, as measured by nonperforming loans, declined during 2009 as the effects of the recession moved through the Bank's market area. Total nonperforming loans at year-end were $18.3 million, more than four times higher than the 2008 total of $4.0 million.

Nonaccrual loans increased from $2.9 million at end of 2008 to $10.2 million at the end of 2009. There are four loans that account for the majority of the nonaccrual balance. These loans include two residential real estate developments ($4.0 million), one agricultural loan ($1.8 million) and one manufacturing loan ($3.9 million). All of the loans are secured by some type of real estate and have had specific reserves established for them. Management believes that its action to actively charge-off portions of these loans and to establish reserves has reduced the risk of loss. Loans past due 90 days or more and still accruing grew to $8.1 million at December 31, 2009 from $1.1 million at the end of 2008. The majority of the past due loans are concentrated in real estate loans and are comprised of a mix of residential first lien mortgages, commercial and farm real estate.

The Bank also had $642 thousand in foreclosed real estate (three properties) at the end of the year as compared to no foreclosed real estate at the end of 2008.

As a result of the increase in nonperforming loans during the year, the ratio of nonperforming loans to gross loans increased from .59% in 2008 to 2.47% at the end of 2009. Likewise, the ratio of nonperforming assets to total assets increased to 1.93%. The growth in nonperforming loans more than offset the increase to the allowance for loan losses (ALL) during the year and the ALL covered only 49.0% of nonperforming loans as compared to 183.9% at the end of 2008.

It is the Corporation's policy to evaluate the probable collectability of principal and interest due under terms of loan contracts for all loans 90-days or more past due or restructured loans. Further, it is the Corporation's policy to discontinue accruing interest on loans that are not adequately secured and in the process of collection. Upon determination of nonaccrual status, the Corporation subtracts any current year accrued and unpaid interest from its income, and any prior year accrued and unpaid interest from the allowance for loan losses. The Corporation has no foreign loans.

Charged-off loans usually result from: (1) a borrower being legally relieved of loan repayment responsibility through bankruptcy, (2) insufficient collateral sale proceeds to repay a loan; or (3) the borrower and/or guarantor does not own other marketable assets that, if sold, would generate sufficient sale proceeds to repay a loan.

The Corporation's net charge-offs were $1.9 million in 2009, an increase of $661 thousand over 2008. The level of recoveries made on previously charged-off loans was nearly the same in 2008, but it recorded more charge-offs in indirect consumer loans and residential real estate loans. The increased charge-offs resulted in the net charge-off ratio increasing from .19% last year to .26% this year. Despite this increase, the Corporation's net charge-offs as a percent of average loans compared favorably to the Corporation's peer group's ratio of 1.06 for 2009.

Due to an increase in charged-off loans and nonperforming loans, and continued loan growth during the year, the provision for loan losses was increased to $3.4 million in 2009 compared to $1.2 million the previous year. The increase in the provision expense resulted in a net increase of $1.6 million to the ALL during 2009. The ALL increased to $8.9 million during the year and this was equal to 1.21% of loans at year-end. This compares to an ALL of $7.4 million and a coverage ratio of 1.09% at December 31, 2008. Management monitors the adequacy of the allowance for loan losses on an ongoing basis and reports its adequacy assessment monthly to the Board of Directors. Management believes the allowance for loan losses is adequate.

The following table presents an analysis of nonperforming assets, by primary collateral, for each of the past five years:

Table 10. Nonperforming Assets

	December 31				
(Dollars in thousands)	2009	2008	2007	2006	2005
Nonaccrual loans					
Residential real estate	**$ 345**	$ 333	$ 87	$ 234	$ 193
Residential real estate construction	**4,040**	1,286	449	524	—
Commercial, industrial and agricultural real estate	**5,654**	—	78	298	—
Commercial, industrial and agricultural	**124**	1,252	3,635	123	13
Consumer	**30**	—	—	—	—
Total nonaccrual loans	**$10,193**	$ 2,871	$ 4,249	$ 1,179	$ 206
Loans past due 90 days or more and still accruing					
Residential real estate	**$ 3,554**	$ 544	$ 407	$ 527	$ 218
Residential real estate construction	**1,426**	—	—	—	—
Commercial, industrial and agricultural real estate	**1,926**	429	832	137	7
Commercial, industrial and agricultural	**960**	33	205	389	264
Consumer	**195**	123	64	95	94
Total loans past due 90 days or more and still accruing	**$ 8,061**	$ 1,129	$ 1,508	$ 1,148	$ 583
Total nonperforming loans	**18,254**	4,000	5,757	2,327	789
Repossessed assets	**18**	—	—	—	—
Foreclosed assets	**642**	—	207	—	—
Total nonperforming assets	**$18,914**	$ 4,000	$ 5,757	$ 2,327	$ 789
Nonperforming loans to total gross loans	**2.47%**	0.59%	1.01%	0.44%	0.20%
Nonperforming assets to total assets	**1.93%**	0.44%	0.73%	0.29%	0.13%
Allowance for loan losses to nonperforming loans	**48.96%**	183.93%	127.86%	294.37%	684.66%

The following table presents an analysis of the allowance for loan losses, by primary collateral, for each of the past five years:

Table 11. Allowance for Loan Losses

(Dollars in thousands)	December 31 2009	2008	2007	2006	2005
Balance at beginning of year	**$ 7,357**	$ 7,361	$6,850	$5,402	$ 4,886
Addition of allowance from acquistion	**—**	—	—	1,392	—
Charge-offs:					
Residential real estate	**(283)**	(405)	(204)	(179)	(66)
Residential real estate construction	**(724)**	(350)	—	—	—
Commercial, industrial and agricultural real estate	**(63)**	(28)	—	—	—
Commercial, industrial and agricultural	**(567)**	(335)	(362)	—	(82)
Consumer	**(492)**	(315)	(252)	(205)	(137)
Total charge-offs	**(2,129)**	(1,433)	(818)	(384)	(285)
Recoveries:					
Residential real estate	**166**	147	191	107	73
Residential real estate construction	**—**	—	—	—	—
Commercial, industrial and agricultural real estate	**—**	28	37	—	—
Commercial, industrial and agricultural	**62**	19	70	59	270
Consumer	**43**	42	41	34	32
Total recoveries	**271**	236	339	200	375
Net (charge-offs) recoveries	**(1,858)**	(1,197)	(479)	(184)	90
Provision for loan losses	**3,438**	1,193	990	240	426
Balance at end of year	**$ 8,937**	$ 7,357	$7,361	$6,850	$ 5,402
Ratios:					
Net loans charged-off (recovered) as a percentage of average loans	**0.26%**	0.19%	0.09%	0.04%	-0.02%
Net loans charged-off (recovered) as a percentage of the provision for loan losses	**54.04%**	100.34%	48.38%	76.67%	-21.13%
Allowance as a percentage of loans	**1.21%**	1.09%	1.29%	1.30%	1.36%

The following table shows the allocation of the allowance for loan losses by loan type and the percentage of each loan type in the loan portfolio:

Table 12. Allocation of the Allowance for Loan Losses

(Dollars in thousands)	2009[1]		2008		2007		2006		2005	
Residential real estate	**$3,915**	**44%**	$1,324	18%	$1,344	18%	$1,498	22%	$1,560	29%
Commercial, industrial and agricultural real estate	**4,175**	**47%**	—	—	—	—	—	—	—	—
Commercial, industrial and agricultural	**752**	**8%**	5,739	78%	5,572	76%	4,902	72%	3425	63%
Consumer	**95**	**1%**	294	4%	445	6%	450	7%	417	8%
	$8,937	**100%**	$7,357	100%	$7,361	100%	$6,850	100%	$5,402	100%

The percentage of the loans in each category to total loans at year end is as follows:

	2009	2008	2007	2006	2005
Residential real estate	**39%**	43%	51%	45%	50%
Commercial, industrial and agricultural real estate	**38%**	34%	25%	26%	21%
Commercial, industrial and agricultural	**20%**	19%	19%	24%	23%
Consumer	**3%**	4%	5%	5%	6%
	100%	100%	100%	100%	100%

The allocation of the allowance for loan losses is based on estimates and is not intended to imply limitations on the usage of the allowance. The entire allowance is available to absorb any losses without regard to the category in which the loan is classified.

(1) In 2009, the allowance for loan loss was allocated according to the primary collateral of the loan, or if there was no collateral, by the primary purpose of the loan. In prior years the allocation was made by the primary purpose of the loan. This has resulted in a higher allocation in 2009 for residential real estate development and commercial real estate that in prior periods was allocated to commercial, industrial and agricultural loans. Data for prior periods using the 2009 methodolgy is not available and therefore, comparisons by line item to prior periods may not be accurate.

Deposits:

The Corporation continues to rely on deposits as its primary source of funds. The Bank offers numerous deposit products through its community offices. Total deposits were $738.4 million on December 31, 2009 and averaged $687.0 million for the year. The ending deposit balance increased 17.7% while the average deposit balance increased by 14.6% year over year. These increases are substantially higher than the increases experienced from 2007 to 2008. During 2009, the Bank was able to reduce the cost of interest bearing deposits from 2.14% in 2008 to 1.70% in 2009.

Noninterest-bearing demand deposit accounts represent a very valuable funding source to the Bank. During 2009, the average balance of non-interest bearing deposits declined by $8.2 million and the balance at year-end fell to $77.7 million from $87.0 million at the end of 2008. The number of accounts that were open during the year remained constant. Offsetting the decrease in noninterest-bearing account was an increase of $11.4 million, or 13.2% in interest-bearing checking accounts. After three years of annual declines in the balance of Savings accounts, this product experienced an increase of approximately $1 million in 2009 over the end of 2008.

The average balance of the Money Management product rebounded in 2009 after declining between 2007 and 2008. The average outstanding balance in this product increased from $209.0 million in 2008 to $216.2 million in 2009. Some of the growth in this product can be attributed to the success of a promotion in selected markets in an effort to gain market share. This product is attractive to those customers seeking a higher yield and liquidity. The cost of this product fell from 2.01% in 2008 to 1.61% in 2009.

Time deposits (certificates of deposit / CD) increased strongly during 2009 with the ending balance at December 31, 2009, approximately 33% higher than at the prior year- end. Likewise, the average balance for 2009 increased approximately 41% over the 2008 average balance. The cost of time deposits was 2.68% in 2009 compared to 3.61% in 2009. The competitive rate environment for time deposits in 2009 was not as aggressive as it was in 2008; however, market rates were still slow to come down through out the year. The Bank continued to follow its philosophy of not paying up for all time deposits, but strategically selected its price points. For much of 2009, wholesale time deposit rates were below local market and FHLB rates, and the Bank took advantage of acquiring brokered time deposits when good opportunities were available. Brokered time deposits increased from $16.5 million at the end of 2008 to $65.1 million at the end of 2009. Included in the brokered time deposit total are approximately $19.0 million of longer term brokered deposits and $25.0 million of short-term brokered deposits that were taken for year-end funding needs and matured in January 2010. In 2008, the Bank joined the joined the CDARS program. CDARS allows a depositor to place a CD with the Bank that exceeds the allowable FDIC insurance limit. CDARS then allocates the deposit between different banks in order to maintain FDIC coverage on the entire balance. The Bank in turn receives a reciprocal CD deposit. This program allows the Bank to offer full FDIC coverage to large depositors, but with the convenience to the customer of only having to deal with one bank. The Bank continued to successfully promote this product to select markets during 2009 and it had approximately $21.0 million placed into the CDARS reciprocal deposit program at the end of the year. The Bank solicited these deposits from within its market and it believes they present no greater risk of deposit run-off than any other local deposit. However, regulatory guidance requires that these deposits be classified as brokered deposits

The Bank continues to review different methods of funding growth that include traditional deposits and other wholesale sources. Competition from other local financial institutions, internet banks and brokerages will continue to be a challenge for the Corporation in its efforts to attract new and retain existing deposit accounts. This competition is not expected to lessen in the future.

The following table shows the maturity of outstanding time deposits of $100,000 or more at December 31, 2009:

Table 13. Time Deposits of $100,000 or More

(Dollars in thousands)	Amount
Maturity distribution:	
Within three months	$ 54,251
Over three through six months	19,808
Over six through twelve months	14,913
Over twelve months	17,508
Total	$106,480

Borrowings:

In addition to deposits, the Bank uses securities sold under repurchase agreements (Repo) and borrowings from the Federal Home Loan Bank of Pittsburgh (FHLB) as additional funding sources. The Bank enters into Repo agreements as part of a cash management product offered to commercial and municipal customers. These are overnight borrowings by the Bank that are collateralized primarily with U.S. Government and U.S. Agency securities. This product had an average balance of $67.0 million in 2009, $8.2 million less than the 2008 average. The ending balance from year to year fell by nearly the same amount, closing 2009 at $55.9 million. As liquidity tightened for many commercial customers during the year, balances in the Repo product fell. This product is indexed to the federal funds rate; therefore, its cost will change, as short-term rates change. The average rate on this product decreased significantly during 2009, falling to .25% from 1.88% in 2008.

Short-term borrowings from the FHLB are in the form of a revolving term commitment. The short-term FHLB borrowings are used as overnight borrowings to fund the short-term liquidity needs of the Bank. These borrowings reprice on a daily basis and the interest rate fluctuates with short-term market interest rates.

The following table provides additional information about short-term borrowings.

Table 14. Short-Term Borrowings and Securities Sold Under Agreements to Repurchase

	2009		2008		2007	
(Dollars in thousands)	Short-Term Borrowings	Repurchase Agreements	Short-Term Borrowings	Repurchase Agreements	Short-Term Borrowings	Repurchase Agreements
Ending balance	**$ —**	**$55,855**	$18,850	$64,312	$ —	$68,157
Average balance	**2,142**	**67,032**	11,628	75,238	2,386	81,077
Maximum month-end balance	**9,900**	**74,331**	23,150	78,969	14,750	93,799
Weighted-average interest rate	**0.66%**	**0.25%**	1.72%	1.88%	5.08%	4.83%

Long-term debt from the FHLB is comprised of term loans payable at maturity and amortizing advances. All of the loans have fixed interest rates. These loans are used on an as needed basis to lock in term funding and are sometimes used to fund a specific asset transaction. The Bank took only two small advances totaling $379 thousand in 2009 to match fund commercial loans. The Bank prepaid one high-rate advance in 2009 for $1.4 million with a prepayment penalty of $86 thousand. The remainder of the decrease in long-term debt was the result of scheduled maturities and amortization. The average cost of long-term debt decreased from 4.34% in 2008 to 4.03% in 2009. See Note 11 of the accompanying consolidated financial statements for more information.

Shareholders' Equity:

Shareholders' equity totaled $78.8 million at December 31, 2009 versus $73.1 million one year earlier, an increase of $5.7 million. The Corporation added $2.4 million to Retained earnings after declaring $4.1 million in dividends. Regular cash dividends per share declared by the Board of Directors in 2009 and 2008 totaled $1.08 and $1.07, respectively. The dividend payout ratio was approximately 63% in 2009 and is higher than normal due to lower earnings in 2009. The Corporation decided to keep the per share dividend constant through 2009 and into the first quarter of 2010 as a sign of confidence to its shareholders. An improvement in asset prices reduced the amount of the unrealized loss that is recognized in Accumulated other comprehensive income. The Corporation repurchased 9,819 shares of its stock for $160 thousand.

The Board of Directors regularly authorizes the repurchase of the Corporation's $1.00 par value common stock. The repurchased shares will be held as treasury shares available for issuance in connection with future stock dividends and stock splits, employee benefit plans, executive compensation plans, the Dividend Reinvestment Plan and other appropriate corporate purposes. The term of the repurchase plans is normally 1 year. The following table provides information regarding approved stock repurchase plans. For additional information on Shareholders' Equity refer to Note 18 of the accompanying consolidated financial statements. The stock repurchase plans that were in place in 2009, and the related activity, is shown below:

(Amounts in thousands, except share information)

			Shares Repurchased Under Approved Plan			
Plan Approved	Expiration Date	Shares Authorized	2009	2008	Total	Cost
July 9, 2009	July 9, 2010	100,000	**4,179**	—	**4,179**	**$ 67**
July 10, 2008	July 10, 2009	100,000	5,640	16,332	21,972	$425

Number of Treasury shares held at year-end	2009	2008
	435,838	474,006

A strong capital position is important to the Corporation as it provides a solid foundation for the future growth of the Corporation, as well as instills confidence in the Bank by depositors, regulators and investors, and is considered essential by Management. The Corporation is currently exploring other sources of capital as part of its capital management plan for the Corporation and the Bank.

Common measures of adequate capitalization for banking institutions are capital ratios. These ratios indicate the proportion of permanently committed funds to the total asset base. Guidelines issued by federal and state regulatory authorities require both banks and bank holding companies to meet minimum leverage capital ratios and risk-based capital ratios.

The leverage ratio compares Tier 1 capital to average assets while the risk-based ratio compares Tier 1 and total capital to risk-weighted assets and off-balance-sheet activity in order to make capital levels more sensitive to the risk profiles of individual banks. Tier 1 capital is comprised of common stock, additional paid-in capital, retained earnings and components of other comprehensive income, reduced by goodwill and other intangible assets. Total capital is comprised of Tier 1 capital plus the allowable portion of the allowance for loan losses.

Current regulatory capital guidelines call for a minimum leverage ratio of 4.0% and minimum Tier 1 and total capital ratios of 4.0% and 8.0%, respectively. Well-capitalized banks are determined to have leverage capital ratios greater than or equal to 5.0% and Tier 1 and total capital ratios greater than or equal to 6.0% and 10.0%, respectively. Table 10 presents the capital ratios for the consolidated Corporation at December 31, 2009, 2008 and 2007. At year-end 2009, the Corporation and its banking subsidiary exceeded all regulatory capital requirements. The Corporation is not aware of any future events or transactions, outside its control, that are expected to significantly effect its capital position. The Bank did not participate in the Troubled Asset Relief Program (TARP) established by the Emergency Economic Stabilization Act of 2008 (EESA) that was designed to provide capital injections to banks through the purchase of preferred stock. In February 2009, the Corporation made an additional investment of approximately $2 million in the Bank in order to increase the Bank's capital levels.

For additional information on capital adequacy refer to Note 2 of the accompanying consolidated financial statements.

Table 15. Capital Ratios

	December 31		
	2009	**2008**	**2007**
Total risk-based capital ratio	**10.89%**	11.02%	12.28%
Tier 1 risk-based capital ratio	**9.69%**	9.96%	11.05%
Tier 1 leverage ratio	**7.50%**	7.84%	8.18%

Local Economy

Economic growth in the Corporation's market area slowed again in 2009 as the recession moved throughout the country. The area has experienced slower growth in residential construction and commercial and development, less consumer spending, lower retail sales, and slower sales of existing homes. In general, consumer confidence continued to erode during 2009 and there was less spending and borrowing. As the recession grew in 2009, manufacturers in the area began to experience lower production and increased inventory that has led to several lay-offs. The unemployment rate in the Bank's primary market increased during the year, but still generally remains below the national rate of 10.0%. The Bank's market area appears to have avoided much of the sub-prime mortgage problem as evidenced by delinquencies and foreclosures that run well below national rates. General economic conditions in south central Pennsylvania have historically lagged national trends in both up and down cycles and the magnitude of change has usually been lower as well. Despite slower economic growth, Management believes that the Bank's primary market area continues to be well suited for growth when the recession eases. Recently, the area has seen the development of an second intermodal transportation hub, the opening of a national headquarters office for an international company, the expansion of a national retailer's distribution facility into a local warehouse, and a major expansion by an international manufacturer. The local economy is not overly dependent on any one industry or business. The area is well diversified with a mix of manufacturing, government, retail and distribution businesses. Warehousing and distribution companies continue to find the area attractive due to the ease of access to major highways and easy accessibility to large population centers on the east coast.

The Bank is renovating an office in Camp Hill, PA, currently used primarily for investment and trust activities into a full-service retail community office that is expected to open in 2010. In addition, two remote ATM sites are planned for 2010 as well.

In early 2009, the President signed the American Recovery and Reinvestment Act of 2009 (ARRA). This act is the largest spending and stimulus package ever created. This package includes nearly $800 billion of spending designed to stimulate an economic recovery. The stimulus package provides aid to states for education and infrastructure, tax cuts, aid to struggling industries to maintain and create jobs, expansion of unemployment benefits and healthcare projects. The Homeowner Affordability and Stability Plan was then signed by the President shortly after passage of the ARRA. This plan is intended to support a recovery in the housing market and provides incentives to restore the housing market and reduce mortgage foreclosures. Through 2009, the results of this plan are mixed at best and it is unclear what the long-term results of this plan will be and how it will effect the economy and the Corporation.

Unlike many companies, the assets and liabilities of the Corporation are financial in nature. As such, interest rates and changes in interest rates may have a more significant effect on the Corporation's financial results than on other types of industries. Because of this, the Corporation watches the actions of the Federal Reserve Open Market Committee (FOMC) as it makes decisions about interest rate changes. The FOMC held short-term rates near historic lows for all of 2009. Recent comments from the FOMC suggest that rates will remain low for much of 2010 as part of its efforts to end the recession.

Liquidity

Liquidity problems either caused or contributed to the failure of several large financial institutions in 2009. As a result, liquidity planning quickly surfaced as a top priority for banks. The Corporation must meet the financial needs of the customers that it serves, while providing a satisfactory return on the shareholders' investment. In order to accomplish this, the Corporation must maintain sufficient liquidity in order to respond quickly to the changing level of funds required for both loan and deposit activity. The goal of liquidity management is to meet the ongoing cash flow requirements of depositors who want to withdraw funds and of borrowers who request loan disbursements. The Bank regularly reviews it liquidity position by measuring its projected net cash flows (in and out) at a 30 and 90-day interval. The Bank stresses this measurement by assuming a level of deposit out-flows that have not historically been realized. In addition to this forecast, other funding sources are reviewed as a method to provide emergency funding if necessary. The objective of this measurement is to identify the amount of cash that could be raised quickly without the need to liquidate assets. The Bank believes it can meet all anticipated liquidity demands.

Historically, the Corporation has satisfied its liquidity needs from earnings, repayment of loans and amortizing investment securities, maturing investment securities, loan' sales, deposit growth and its ability to access existing lines of credit. All investment securities are classified as available for sale; therefore, securities that are not pledged as collateral for borrowings are an additional source of readily available liquidity, either by selling the security or, more preferably, to provide collateral for additional borrowing. At December 31, 2009, the Bank had approximately $135 million of its investment portfolio pledged as collateral for deposits and Repos. The Bank is currently evaluating a product that fully secures these balances without the need for collateral. If the Bank can eliminate the need for some or all of this collateral, its liquidity position would improve greatly.

Another source of available liquidity for the Bank is a line of credit with the FHLB. The FHLB system has always been a major source of funding for community banks. However, the capital level of the Pittsburgh FHLB, and the entire FHLB system, has been strained due to the declining value of mortgage related assets. The Pittsburgh FHLB has already implemented steps to improve its capital position that included a suspension of its dividend and an end to its practice of redeeming members' stock. Both of these actions are not favorable to the Bank. There are no indicators that lead the Bank to believe the FHLB will discontinue its lending function. If that were to occur, it would have a negative effect on the Bank and it is unlikely that the Bank could replace the level of FHLB funding in a short time. Another action that may be considered by FHLB to increase its capital is to have a capital call on its member banks. This would require the member banks to invest more capital into the FHLB when most banks would prefer not make such an investment. However, due the nature of the FHLB system and the heavy dependence of community banks on the FHLB, it is believed that any changes to the FHLB system would be accomplished at the national level so that the entire community banking system is not disrupted. At December 31, 2009, the Bank had approximately $95 million available on this line of credit The Bank has $26 million of unsecured lines of credit at correspondent banks. The Bank has also established credit at the Federal Reserve Discount Window and as of year-end had the ability to borrow approximately $72 million. The Bank is continuing its process to increase its borrowing capacity at the Federal Reserve.

Off Balance Sheet Commitments

The Corporation's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet loans and lines of credit. Because these unfunded instruments have fixed maturity dates and many of them will expire without being drawn upon, they do not generally present any significant liquidity risk to the Corporation. Unused commitments and standby letters of credit totaled $192.4 million and $26.7 million, respectively, at December 31, 2009, compared to $151.0 million and $32.1 million, respectively, at December 31, 2008 (See Note 19 of the accompanying consolidated financial statements for more information on commitments and contingencies).

Management believes that any amounts actually drawn upon can be funded in the normal course of operations. The Corporation has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity.

The following table represents the Corporation's aggregate on and off balance sheet contractual obligations to make future payments as of December 31, 2009:

Table 16. Contractual Obligations

(Amounts in thousands)	Less than 1 year	1 – 3 years	3 – 5 years	Over 5 years	Total
Time deposits	$210,293	$45,777	$16,394	$ 4	$272,468
Long-term debt	23,803	48,336	12,154	10,395	94,688
Operating leases	352	494	370	1,909	3,125
Deferred compensation	66	128	124	376	694
Estimated future pension payments	685	1,431	1,570	4,324	8,010
Total	$235,199	$96,166	$30,612	$17,008	$378,985

The Corporation is not aware of any known trends, demands, commitments, events or uncertainties which would result in any material increase or decrease in liquidity. The Corporation has also entered into an interest rate swap agreement as part of its interest rate risk management strategy. See Note 14 of the accompanying financial statements for more information of financial derivatives.

Market Risk

In the course of its normal business operations, the Corporation is exposed to certain market risks. The Corporation has no foreign currency exchange rate risk, no commodity price risk or material equity price risk. However, it is exposed to interest rate risk. All interest rate risk arises in connection with financial instruments entered into for purposes other than trading. Financial instruments, which are sensitive to changes in market interest rates, include fixed and variable-rate loans, fixed-income securities, derivatives, interest-bearing deposits and other borrowings.

Changes in interest rates can have an impact on the Corporation's net interest income and the economic value of equity. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income and economic value of equity to changing interest rates in order to achieve consistent earnings that are not contingent upon favorable trends in interest rates.

The Corporation uses several tools to measure and evaluate interest rate risk. One tool is interest rate sensitivity or gap analysis. Gap analysis classifies assets and liabilities by repricing and maturity characteristics and provides management with an indication of how different interest rate scenarios will impact net interest income. Table 17 presents a gap analysis of the Corporation's balance sheet at December 31, 2009. A positive gap in the under one-year time interval suggests that, all else being equal, the Corporation's near-term earnings would rise in a higher interest rate environment and decline in a lower rate environment. A negative gap suggests the opposite result. At December 31, 2009, the Corporation's cumulative gap position at one year was negative. However, the incremental benefit of future rate decreases has been reduced as the rates paid on the Bank's liabilities have been reduced greatly in 2009, leaving little room for future rate decreases. In addition certain liabilities may or may not be repriced with the same magnitude or at the same time as market rates. These circumstances are not captured by a gap analysis.

Another tool for analyzing interest rate risk is financial simulation modeling which captures the affect of not only changing interest rates but also other sources of cash flow variability including loan and securities prepayments and customer preferences. Financial simulation modeling forecasts both net interest income and the economic value of equity under a variety of different interest rate environments that cannot be captured with a gap analysis. The Corporation regularly measures the effects of an up or down 2% parallel yield curve rate change, ramped over 1 year. As part of this simulation, the effect of the rate change is held constant for year two of the simulation. In addition, different rate change scenarios and yield curve structures are utilized depending on the current level of interest rates.

As indicated in Table 18, the financial simulation analysis indicated that as of December 31, 2009, prospective net interest income over both one and two-year time period increases with higher market interest rates. This suggests the balance sheet is asset sensitive. As market rates ramp up 2% over the first year, more assets reprice immediately and funding costs lag behind: therefore, and net interest income improves. In year two of rising rates, liability costs begin to catch up the to the repriced assets and the increase in net interest income slows. In a falling rate environment, net interest income falls in both year one and two. Due to the current level of interest rates, most liability costs will not be able to move by a full market rate decrease. However, asset yields have more room for downward movement. Therefore, if rates fall and remain low for a prolonged period, the more net interest income is negatively affected. This is clearly seen in year two when the reduction in net interest income is larger than in year one. The Corporation has established limits to the change in net interest income of 10% from the base scenario in year one.

Economic value of equity (EVE) is defined as the estimated discounted present value of assets minus the discounted present value of liabilities and is a surrogate for long-term earnings. EVE measures the degree to which the economic value of a bank changes under different rate scenarios. EVE focuses on a longer-term time horizon and captures all balance sheet cash flows and is more effective in considering embedded options. The discount rates used in the EVE calculation are based on market rates for like assets and liabilities and the balance sheet position is held constant in order to isolate the risk of interest rate changes. The Corporation established limits to the change in EVE sensitivity of 10% per 1% rate change. At December 31, 2009, the Corporation exceeded this limit in a down 100 basis point shock scenario. With short-term market rates well below 25 basis points, the opportunity for a downward shock of 100 basis points is not probable. Therefore, the Bank does not believe it has any substantial risk to its current EVE position.

Computations of prospective effects of hypothetical interest rate changes are based on many assumptions, including relative levels of market interest rates, loan prepayments and deposit repricing. Certain shortcomings are inherent in the computation of discounted present value and, if key relationships do not unfold as assumed, actual values may differ from those presented. Further, the computations do not contemplate any actions Management could undertake in response to changes in market interest rates.

Table 17. Interest Rate Sensitivity Analysis

(Dollars in Thousands)	1 – 90 Days	91 – 181 Days	182 – 365 Days	1 – 5 Years	Beyond 5 Years	Total
Interest-earning assets:						
Interest-bearing deposits in other banks	$ 18,912	$ —	$ —	$ —	$ —	$ 18,912
Investment securities and restricted stock	76,454	8,066	3,757	14,968	46,525	149,770
Loans, net of unearned income	367,029	39,157	51,668	190,023	91,686	739,563
Interest rate swaps (receive side)	20,000	—	—	—	—	20,000
Total interest-earning assets	**482,395**	**47,223**	**55,425**	**204,991**	**138,211**	**928,245**
Interest-bearing liabilities:						
Interest-bearing checking	97,636	—	—	—	—	97,636
Money market deposit accounts	243,600	—	—	—	—	243,600
Savings	46,986	—	—	—	—	46,986
Time	88,425	56,273	65,416	62,192	162	272,468
Securities sold under agreements to repurchase	55,855	—	—	—	—	55,855
Short-tem borrowings	—	—	—	—	—	—
Long-term debt	444	448	22,911	60,491	10,394	94,688
Interest rate swaps (pay side)	—	—	—	10,000	10,000	20,000
Total interest-bearing liabilities	**$532,946**	**$ 56,721**	**$ 88,327**	**$132,683**	**$ 20,556**	**$831,233**
Interest rate gap	**$ (50,551)**	**$ (9,498)**	**$(32,902)**	**$ 72,308**	**$117,655**	**$ 97,012**
Cumulative interest rate gap	**$ (50,551)**	**$(60,049)**	**$(92,951)**	**$ (20,643)**	**$ 97,012**	

Note 1: The maturity/repricing distribution of investment securities is based on the maturity date for nonamortizing, noncallable securities; probable exercise/non-exercise of call options for callable securities; and estimated amortization based on industry experience for amortizing securities.

Note 2: Distribution of loans is based on contractual repricing/repayment terms adjusted for expected prepayments based on historical patterns. Loans held for sale are included in the 1 – 90 day time period.

Note 3: Interest-bearing checking and Savings accounts are included in the first period in which the Bank has the opportunity to reprice the product. Depending on the direction and magnitude of an interest rate change, these products may or may not reprice within the indicated period and may or may not reprice in a complete correlation to the change in a market rate. The MMDA product is distributed in accordance with its contractual repricing terms.

Note 4: Long-term debt reflects Federal Home Loan Bank notes with fixed maturity and amortizing repayment schedules.

Table 18. Sensitivity to Changes in Market Interest Rates

(Dollars in Thousands)	-100 bps	Unchanged	+200 bps
Change in net interest income, year one:	**$31,647**	**$31,857**	**$33,768**
Percentage change	**-0.7%**		**6.00%**
Change in net interest income, year two:	**$32,482**	**$33,140**	**$36,454**
Percent change	**-2.0%**		**10.00%**

	-100 bps	Unchanged	+100 bps	+200 bps
Economic value of portfolio equity (EVE):	**$84,455**	**$94,277**	**$98,835**	**$97,463**
Percentage change	**-10.4%**	**—**	**4.8%**	**3.4%**

Forward-Looking Statements

Certain statements appearing herein which are not historical in nature are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements refer to a future period or periods, reflecting management's current views as to likely future developments, and use words "may," "will," "expect," "believe," "estimate," "anticipate," or similar terms. Because forward-looking statements involve certain risks, uncertainties and other factors over which the Corporation has no direct control, actual results could differ materially from those contemplated in such statements. These factors include (but are not limited to) the following: general economic conditions, changes in interest rates, change in the Corporation's cost of funds, changes in government monetary policy, changes in government regulation and taxation of financial institutions, changes in the rate of inflation, changes in technology, the intensification of competition within the Corporation's market area, and other similar factors.

Impact of Inflation

The impact of inflation upon financial institutions such as the Corporation differs from its effect upon other commercial enterprises. Unlike most other commercial enterprises, virtually all of the assets of the Corporation are monetary in nature. As a result, interest rates have a more significant impact on the Corporation's performance than do the effects of general levels of inflation. Although inflation (and inflation expectations) may affect the interest rate environment, it is not possible to measure with any precision the impact of future inflation upon the Corporation.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information related to this item is included in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Franklin Financial Services Corporation
Chambersburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of Franklin Financial Services Corporation and its subsidiaries (the Corporation) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2009. The Corporation's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Franklin Financial Services Corporation and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Franklin Financial Services Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2010 expressed an unqualified opinion.

/s/ ParenteBeard LLC

ParenteBeard LLC
Harrisburg, Pennsylvania
March 15, 2010

FRANKLIN FINANCIAL SERVICES CORPORATION

Consolidated Balance Sheets

(Amounts in thousands, except per share data)	December 31	
	2009	2008
Assets		
Cash and due from banks	$ 14,336	$ 16,505
Interest-bearing deposits in other banks	18,912	208
Total cash and cash equivalents	33,248	16,713
Investment securities available for sale	143,288	147,559
Restricted stock	6,482	6,482
Loans	739,563	676,217
Allowance for loan losses	(8,937)	(7,357)
Net Loans	730,626	668,860
Premises and equipment, net	15,741	15,625
Bank owned life insurance	18,919	18,875
Goodwill	9,159	9,152
Other intangible assets	2,461	2,929
Other assets	19,449	16,265
Total assets	$979,373	$902,460
Liabilities		
Deposits		
Demand (noninterest-bearing)	$ 77,675	$ 86,954
Savings and interest checking	388,222	335,418
Time	272,468	204,969
Total Deposits	738,365	627,341
Securities sold under agreements to repurchase	55,855	64,312
Short-term borrowings	—	18,850
Long-term debt	94,688	106,141
Other liabilities	11,699	12,757
Total liabilities	900,607	829,401
Shareholders' equity		
Common stock, $1 par value per share,15,000 shares authorized with 4,299 issued and 3,863 and 3,825 shares outstanding at December 31, 2009 and 2008, respectively	4,299	4,299
Capital stock without par value, 5,000 shares authorized with no shares issued and outstanding	—	—
Additional paid-in capital	32,832	32,883
Retained earnings	54,566	52,126
Accumulated other comprehensive loss	(5,138)	(7,757)
Treasury stock, 436 and 474 shares at cost at December 31, 2009 and 2008 respectively	(7,793)	(8,492)
Total shareholders' equity	78,766	73,059
Total liabilities and shareholders' equity	$979,373	$902,460

The accompanying notes are an integral part of these statements.

FRANKLIN FINANCIAL SERVICES CORPORATION

Consolidated Statements of Income

(Amounts in thousands, except per share data)	2009	2008	2007
	Years ended December 31		
Interest income			
Loans, including fees	**$37,829**	$38,654	$40,042
Interest and dividends on investments:			
Taxable interest	**3,969**	5,117	6,523
Tax exempt interest	**1,779**	2,060	2,218
Dividend income	**150**	282	323
Federal funds sold	**12**	37	346
Deposits and obligations of other banks	**18**	6	35
Total interest income	**43,757**	46,156	49,487
Interest expense			
Deposits	**10,320**	11,026	17,915
Securities sold under agreements to repurchase	**168**	1,412	3,919
Short-term borrowings	**14**	200	121
Long-term debt	**4,172**	3,399	1,841
Total interest expense	**14,674**	16,037	23,796
Net interest income	**29,083**	30,119	25,691
Provision for loan losses	**3,438**	1,193	990
Net interest income after provision for loan losses	**25,645**	28,926	24,701
Noninterest income			
Investment and trust services fees	**3,519**	3,500	4,129
Loan service charges	**1,151**	897	822
Mortgage banking activities	**145**	(335)	422
Deposit service charges and fees	**2,575**	2,569	2,422
Other service charges and fees	**1,292**	1,210	1,304
Increase in cash surrender value of life insurance	**643**	660	654
Equity method investment	**—**	(143)	49
Exchange of equity method investment	**—**	(1,205)	—
Other	**499**	109	125
Impairment writedown on securities	**(422)**	(888)	(104)
Securities (losses) gains, net	**(522)**	164	284
Total noninterest income	**8,880**	6,538	10,107
Noninterest expense			
Salaries and employee benefits	**12,713**	12,086	11,490
Net occupancy expense	**1,898**	1,792	1,752
Furniture and equipment expense	**850**	843	985
Advertising	**1,327**	1,787	1,335
Legal and professional fees	**1,697**	1,146	1,012
Data processing	**1,538**	1,430	1,348
Pennsylvania bank shares tax	**573**	367	680
Intangible amortization	**468**	370	361
FDIC insurance	**1,397**	105	71
Other	**3,468**	3,263	3,759
Total noninterest expense	**25,929**	23,189	22,793
Income before federal income taxes	**8,596**	12,275	12,015
Federal income tax expense	**2,011**	3,680	2,759
Net income	**$ 6,585**	$ 8,595	$ 9,256
Per share			
Basic earnings per share	**$ 1.71**	$ 2.24	$ 2.41
Diluted earnings per share	**$ 1.71**	$ 2.24	$ 2.40
Cash dividends declared	**$ 1.08**	$ 1.07	$ 1.03

The accompanying notes are an integral part of these statements.

FRANKLIN FINANCIAL SERVICES CORPORATION

Consolidated Statements of Changes in Shareholders' Equity

For years ended December 31, 2009, 2008, and 2007:

(Dollars in thousands, except per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 2006	$4,299	$32,251	$42,649	$ 236	$(7,821)	$71,614
Comprehensive income:						
Net income	—	—	9,256	—	—	9,256
Unrealized loss on securities, net of reclassification adjustments and taxes	—	—	—	(834)	—	(834)
Unrealized loss on hedging activities, net of reclassification adjustments and taxes	—	—	—	(8)	—	(8)
Pension adjustment, net of tax	—	—	—	1,270	—	1,270
Total Comprehensive income						9,684
Cash dividends declared, $1.03 per share	—	—	(3,959)	—	—	(3,959)
Acquisition of 23,128 shares of treasury stock	—	—	—	—	(588)	(588)
Common stock issued under stock option plans, 4,021 shares	—	25	—	—	69	94
Treasury shares issued to dividend reinvestment plan, 26,492 shares	—	239	—	—	453	692
Stock option compensation	—	105	—	—	—	105
Balance at December 31, 2007	4,299	32,620	47,946	664	(7,887)	77,642
Comprehensive income:						
Net income		—	8,595	—	—	8,595
Unrealized loss on securities, net of reclassification adjustments and taxes	—	—	—	(3,706)	—	(3,706)
Unrealized loss on hedging activities, net of reclassification adjustments and taxes	—	—	—	(1,602)	—	(1,602)
Pension adjustment, net of tax	—	—	—	(3,113)	—	(3,113)
Total Comprehensive income						174
Cash dividends declared, $1.07 per share	—	—	(4,096)	—	—	(4,096)
Cumulative adjustment for change in accounting principle	—	—	(319)	—	—	(319)
Acquisition of 53,783 shares of treasury stock	—	—	—	—	(1,205)	(1,205)
Common stock issued from treasury stock, 1,000 shares	—	4	—	—	18	22
Common stock issued under stock option plans, 329 shares	—	1	—	—	6	7
Treasury shares issued to dividend reinvestment plan, 32,474 shares	—	146	—	—	576	722
Stock option compensation	—	112	—	—	—	112
Balance at December 31, 2008	4,299	32,883	52,126	(7,757)	(8,492)	73,059
Comprehensive income:						
Net income	—	—	**6,585**	—	—	**6,585**
Unrealized gain on securities, net of reclassification adjustments and taxes	—	—	—	**1,744**	—	**1,744**
Unrealized gain on hedging activities, net of reclassification adjustments and taxes	—	—	—	**801**	—	**801**
Pension adjustment, net of tax	—	—	—	**74**	—	**74**
Total Comprehensive income				—		**9,204**
Cash dividends declared, $1.08 per share	—	—	**(4,145)**	—	—	**(4,145)**
Acquisition of 9,819 shares of treasury stock	—	—	—	—	**(160)**	**(160)**
Treasury shares issued to dividend reinvestment plan: 47,874 shares	—	**(80)**	—	—	**857**	**777**
Common stock issued under stock option plans, 113 shares	—	—	—	—	**2**	**2**
Stock option compensation	—	**29**	—	—	—	**29**
Balance at December 31, 2009	**$4,299**	**$32,832**	**$54,566**	**$(5,138)**	**$(7,793)**	**$78,766**

The accompanying notes are an integral part of these statements.

FRANKLIN FINANCIAL SERVICES CORPORATION

Consolidated Statements of Cash Flows

(Amounts in thousands)	Years ended December 31 2009	2008	2007
Cash flows from operating activities			
Net income	**$ 6,585**	$ 8,595	$ 9,256
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**1,419**	1,321	1,382
Net amortization (accretion) of loans and investment securities	**170**	(189)	(448)
Stock option compensation expense	**29**	112	105
Amortization and net change in mortgage servicing rights valuation	**157**	786	193
Amortization of intangibles	**468**	370	361
Provision for loan losses	**3,438**	1,193	990
Net realized losses (gains) on sales of securities	**522**	(164)	(284)
Impairment writedown on securities	**422**	888	104
Loans originated for sale	**(647)**	(4,415)	(19,582)
Proceeds from sale of loans	**659**	4,985	21,920
Gain on sales of loans	**(12)**	(94)	(253)
Net loss on sale or disposal of premises and equipment	**120**	—	17
Net (gain) loss on sale or disposal of other real estate/other repossessed assets	**(30)**	40	—
Increase in cash surrender value of life insurance	**(643)**	(660)	(654)
Gain from surrender of life insurance policy	**(278)**	—	—
Loss (income) on equity method investments	**—**	143	(49)
Loss on exchange of equity method investment	**—**	1,205	—
Contribution to pension plan	**(243)**	(333)	—
(Increase) decrease in interest receivable and other assets	**(3,483)**	(1,135)	886
(Decrease) increase in interest payable and other liabilities	**399**	(1,888)	1,061
Deferred tax (benefit) expense	**(742)**	246	(56)
Other, net	**306**	41	38
Net cash provided by operating activities	**8,616**	11,047	14,987
Cash flows from investing activities			
Proceeds from sales of investment securities available for sale	**10,217**	10,044	10,425
Proceeds from maturities of investment securities available for sale	**38,916**	46,047	98,460
Net increase in restricted stock	**—**	(2,566)	(774)
Purchase of investment securities available for sale	**(43,014)**	(42,454)	(84,946)
Net increase in loans	**(66,377)**	(106,243)	(44,265)
Exchange of equity method investment	**—**	638	—
Proceeds from sale of other real estate/other repossessed assets	**82**	431	—
Cash and cash equivalents acquired from acquisition	**—**	33	—
Cash paid in acquisition	**—**	(1,130)	—
Proceeds from surrender of life insurance policy	**878**	—	—
Capital expenditures	**(1,521)**	(2,571)	(2,077)
Net cash used in investing activities	**(60,819)**	(97,771)	(23,177)
Cash flows from financing activities			
Net increase (decrease) in demand deposits, NOW accounts and savings accounts	**43,525**	(23,791)	20,490
Net increase (decrease) in time deposits	**67,499**	44,855	(9,508)
Net (decrease) increase in short term borrowings	**(27,307)**	15,005	(16,953)
Long-term debt advances	**379**	57,057	41,000
Long-term debt payments	**(11,832)**	(10,630)	(19,735)
Dividends paid	**(4,145)**	(4,096)	(3,959)
Common stock issued under stock option plans	**—**	7	94
Common stock issued from treasury shares	**2**	22	—
Common stock issued to dividend reinvestment plan	**777**	722	692
Purchase of treasury shares	**(160)**	(1,205)	(588)
Net cash provided by financing activities	**68,738**	77,946	11,533
Increase (decrease) in cash and cash equivalents	**16,535**	(8,778)	3,343
Cash and cash equivalents as of January 1	**16,713**	25,491	22,148
Cash and cash equivalents as of December 31	**$ 33,248**	$ 16,713	$ 25,491
Supplemental Disclosures of Cash Flow Information Cash paid during the year for:			
Interest on deposits and other borrowed funds	**$ 14,866**	$ 16,058	$ 24,347
Income taxes	**$ 2,119**	$ 4,060	$ 2,175
Noncash Activities			
Loans transferred to Other Real Estate	**$ 643**	$ —	$ 217

The accompanying notes are an integral part of these statements.

FRANKLIN FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

The accounting policies of Franklin Financial Services Corporation and its subsidiaries conform to generally accepted accounting principles and to general industry practices. A summary of the more significant accounting policies, which have been consistently applied in the preparation of the accompanying consolidated financial statements, follows:

Principles of Consolidation — The consolidated financial statements include the accounts of Franklin Financial Services Corporation (the Corporation) and its wholly-owned subsidiaries; Farmers and Merchants Trust Company of Chambersburg, Franklin Financial Properties Corp. and Franklin Future Fund Inc. Farmers and Merchants Trust Company of Chambersburg is a commercial bank (the Bank) that has one wholly-owned subsidiary, Franklin Realty Services Corporation. Franklin Realty Services Corporation is an inactive real-estate brokerage company. Franklin Financial Properties Corp. holds real estate assets that are leased by the Bank. Franklin Future Fund Inc. is a non-bank investment company that makes venture capital investments within the Corporation's primary market area. The activities of non-bank entities are not significant to the consolidated totals. All significant intercompany transactions have been eliminated in consolidation.

Subsequent Events — The Corporation has evaluated subsequent events for potential recognition and/or disclosure through the date these consolidated financial statements were issued.

Nature of Operations — The Corporation conducts substantially all of its business through its subsidiary bank, Farmers and Merchants Trust Company, which serves its customer base through twenty-five community-banking offices located in Franklin, Cumberland, Fulton and Huntingdon Counties, Pennsylvania. These counties are considered to be the Corporation's primary market area. The Bank is a community-oriented commercial bank that emphasizes customer service and convenience. As part of its strategy, the Bank has sought to develop a variety of products and services that meet the needs of both its retail and commercial customers. The Corporation and the Bank are subject to the regulations of various federal and state agencies and undergo periodic examinations by these regulatory authorities.

New Accounting Guidance — In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 105 Generally Accepted Accounting Principles. The ASC is the official source of authoritative United States Generally Accepted Accounting Principles ("GAAP") superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to GAAP in financial statements and accounting policies. ASC 105 became effective during the third quarter of 2009 and did not have a significant impact on the Corporation's financial statements.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the assessment of other than temporary impairment of investment securities and impairment of restricted stock, the value of mortgage servicing rights and derivatives, and the valuation allowance on the deferred tax asset.

Significant Group Concentrations of Credit Risk — Most of the Corporation's activities are with customers located within its primary market area. Note 4 of the consolidated financial statements shows the types of securities in which the Corporation invests. Note 5 of the consolidated financial statements shows the types of lending in which the Corporation engages. The Corporation does not have any significant concentrations of any one industry or customer.

Note 1. Summary of Significant Accounting Policies – (continued)

Statement of Cash Flows — For purposes of reporting cash flows, cash and cash equivalents include Cash and due from banks, Interest-bearing deposits in other banks and Federal funds sold. Generally, Federal funds are purchased and sold for one-day periods.

Investment Securities — Management classifies its securities at the time of purchase as available for sale or held to maturity. At December 31, 2009 and 2008, all securities were classified as available for sale, meaning that the Corporation intends to hold them for an indefinite period of time, but not necessarily to maturity. Available for sale securities are stated at estimated fair value, adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments of interest income through maturity. The related unrealized holding gains and losses are reported as other comprehensive income or loss, net of tax, until realized. Declines in the fair value of held-to-maturity and available-for-sale securities to amounts below cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating the other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the Corporation does not intend to sell the security or it if is not more likely than not that the Corporation will be required to sell the security before recovery of its amortized cost. When a determination is made that an other-than-temporary impairment exists but the Corporation does not intend to sell the debt security and it is not more likely than not that it will be required to sell the debt security prior to its anticipated recovery, the other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income. Realized securities gains and losses are computed using the specific identification method. Gains or losses on the disposition of investment securities are based on the net proceeds and the adjusted carrying amount of the specific security sold. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity or mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

Restricted Stock — Restricted stock, which is carried at cost, consists of stock of the Federal Home Loan Bank of Pittsburgh (FHLB) and Atlantic Central Bankers Bank (ACBB). Federal law requires a member institution of the FHLB to hold FHLB stock according to a predetermined formula. In December 2008, FHLB announced it would suspend the repurchase of excess capital stock from its members due to deterioration in its financial condition. As a result, the Bank may hold more FHLB stock than would have been previously required. Management evaluates the restricted stock for impairment in accordance with ASC Topic 320. Management's determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the banks as compared to the capital stock amount for the banks and the length of time this situation has persisted, (2) commitments by the banks to make payments required by law or regulation and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the banks. There is not a public market for FHLB or ACBB stock and the benefits of membership (e.g., liquidity and low cost funding) add value to the stock beyond purely financial measures. Management intends to remain a member of the FHLB and believes that it will be able to fully recover the cost basis of this investment. Management believes no impairment charge is necessary related to the FHLB or ACBB restricted stock as of December 31, 2009.

The Bank held $6.5 million of restricted stock at the end of 2009. With the exception of $30 thousand, this investment represents stock in the FHLB that the Bank is required to hold in order to be a member of FHLB. This stock is carried at a cost of $100 per share. Due to concerns about the capital strength of the Pittsburgh FHLB, and the entire FHLB system, there has been industry discussion about impairment issues on

Note 1. Summary of Significant Accounting Policies – (continued)

FHLB stock. If FHLB stock were deemed to be impaired, the write-down for the Bank could be significant. However, due the nature of the FHLB system and the heavy dependence of community banks on the FHLB, it is believed that any determination about the valuation of FHLB stock needs to be accomplished so that the entire community banking system is not disrupted.

Other Investment — The Corporation had an investment in American Home Bank, N.A. (AHB). At December 31, 2007, the Corporation owned approximately 21% of the voting stock of this bank and accounted for this investment utilizing the equity method of accounting. At December 31, 2007, the carrying amount of this investment was $4.1 million. At December 31, 2008, First Chester County Corporation (FCEC) acquired AHB. The Corporation exchanged a portion of its AHB shares at $11.00 cash per share ($638 thousand) and the remaining AHB shares (299,000) were exchanged for 209,000 shares of FCEC common shares at the December 31, 2008 fair value of $10.00 per common share. At December 31, 2008, the Corporation's investment in FCEC ($2.1 million) was reported as an equity security in the balance sheet line titled "Investment securities available for sale." In 2008, the Corporation recorded a loss of $1.3 million from its investment in AHB. This loss is comprised of $143 thousand of operating losses arising from the equity method of accounting and a loss of $1.2 million from a valuation write down resulting from the FCEC acquisition of AHB. The Corporation recorded income of $49 thousand in 2007 from this investment.

Financial Derivatives — The Corporation uses interest rate swaps, which it has designated as cash-flow hedges, to manage interest rate risk associated with variable-rate funding sources. All such derivatives are recognized on the balance sheet at fair value in other assets or liabilities as appropriate. To the extent the derivatives are effective and meet the requirements for hedge accounting, changes in fair value are recognized in other comprehensive income with income statement reclassification occurring as the hedged item affects earnings. Conversely, changes in fair value attributable to ineffectiveness or to derivatives that do not qualify as hedges are recognized as they occur in the income statement's interest expense account associated with the hedged item.

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Corporation to risk. Those derivative financial instruments that do not meet the hedging criteria discussed below would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in income. Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair values of the hedged assets or liabilities). Changes in fair value of the derivative financial instruments must be effective at offsetting changes in the fair value of the hedged items due to the designated hedge risk during the term of the hedge. Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. If periodic assessments indicate derivatives no longer provide an effective hedge, the derivatives contracts would be closed out and settled or classified as a trading activity.

Cash flows resulting from the derivative financial instruments that are accounted for as hedges of assets and liabilities are classified in the cash flow statement in the same category as the cash flows of the items being hedged.

Loans — Loans, that management has the intent and ability to hold for the foreseeable future or until maturity or payoff, are stated at the outstanding unpaid principal balances, net of any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans using the interest method. The Corporation is generally amortizing these amounts over the contractual life of the loan.

Note 1. Summary of Significant Accounting Policies – (continued)

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in a prior year is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgement as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt. Consumer loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loans.

Loans Held for Sale — Mortgage loans originated and intended for sale in the secondary market at the time of origination are carried at the lower of cost or estimated fair value (determined on an aggregate basis). All sales are made without recourse. Loans are generally sold with the mortgage servicing rights retained by the Corporation. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold. The Bank had no loans held for sale at December 31, 2009.

Loan Servicing — Servicing assets are recognized as separate assets when rights are acquired through sale of financial assets. A portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, prepayment speeds, default rates and losses. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the periods of, the estimated future net servicing income of the underlying financial assets. Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. For the purpose of computing impairment, mortgage servicing rights are stratified based on risk characteristics of the underlying loans that are expected to have the most impact on projected prepayments including loan type, interest rate and term. Impairment is recognized through a valuation allowance to the extent that fair value is less than the capitalized amount. If the Corporation later determines that all or a portion of the impairment no longer exists, a reduction of the allowance may be recorded as an increase to income. Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Loans serviced by the Bank for the benefit of others totaled $101.2 million, $138.5 million and $150.4 million at December 31, 2009, 2008 and 2007, respectively.

Allowance for Loan Losses — The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the

Note 1. Summary of Significant Accounting Policies – (continued)

contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans either by the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The Corporation's allowance for possible loan losses consists of three elements: (1) specific valuation allowances established for probable losses on specific loans; (2) historical valuation allowances calculated based on historical loan loss experience for similar loans with similar characteristics and trends, adjusted, as necessary to reflect the impact of current conditions; and (3) unallocated general valuation allowances determined based on general economic conditions and other qualitative risk factors both internal and external to the Corporation.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment using historical charge-offs as the starting point in estimating loss. Accordingly, the Corporation may not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment — Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets or the lease term for lease hold improvements, whichever is shorter. When assets are retired or sold, the asset cost and related accumulated depreciation are eliminated from the respective accounts, and any resultant gain or loss is included in net income.

The cost of maintenance and repairs is charged to operating expense as incurred, and the cost of major additions and improvements is capitalized.

Intangible Assets — Intangible assets consist of goodwill, core deposit intangibles and a customer list intangible. These assets were recorded from the purchase of Fulton Bancshares Corporation (goodwill and core deposit intangible) in 2006 and Community Financial, Inc. (goodwill and customer list intangible) in 2008. Goodwill is not amortized, nor deductible for tax purposes. However, goodwill is tested for impairment at least annually. Goodwill was tested for impairment by an independent third party as of August 31, 2009 and subsequently reviewed by Management as of December 31, 2009. Goodwill was determined not to be impaired at either date. If goodwill is determined to be impaired, an impairment write-down is charged to results of operations in the period in which the impairment is determined. The core deposit intangible is amortized over the estimated life of the acquired deposits. The customer list is amortized over 10 years using the sum-of-the-years digits method.

Bank Owned Life Insurance — The Bank invests in bank owned life insurance ("BOLI") as a source of funding for employee benefit expenses. The Bank purchases life insurance coverage on the lives of a select group of employees. The Bank is the owner and beneficiary of the policies and records the investment at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in noninterest income.

Foreclosed Real Estate — Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or an acceptance of a deed in lieu of foreclosure. Balances are initially reflected at the estimated fair value less any estimated disposition costs, with subsequent adjustments made to reflect further declines in value. Any losses realized upon disposition of the property, and holding costs prior thereto, are charged against income.

Note 1. Summary of Significant Accounting Policies – (continued)

Transfers of Financial Assets — Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Federal Income Taxes — Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment.

Advertising Expenses — Advertising costs are expensed as incurred.

Treasury Stock — The acquisition of treasury stock is recorded under the cost method. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.

Investment and Trust Services — Assets held in a fiduciary capacity are not assets of the Corporation and therefore are not included in the consolidated financial statements. Revenue from investment and trust services is recognized on the accrual basis.

Off-Balance Sheet Financial Instruments — In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded on the balance sheet when they are funded.

Stock-Based Compensation — The Corporation accounts for stock based compensation in accordance with the ASC Topic 718, "Stock Compensation." ASC Topic 718 requires compensation costs related to share-based payment transactions to be recognized in the financial statements (with limited exceptions). The amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost is recognized over the period that an employee provides services in exchange for the award.

Compensation expense was $29 thousand in 2009, $112 thousand in 2008 and $105 thousand in 2007. The 2009 expense is related to options granted in February 2009 under the Corporation's Incentive Stock Option Plan of 2002 and was fully expensed in 2009. The 2008 expense is related to options granted in February 2008 under the Corporation's Incentive Stock Option Plan of 2002 and was fully expensed in 2008. The 2007 expense is related to options granted in February 2007 under the Corporation's Incentive Stock Option Plan of 2002 and was fully expensed in 2007. In 2007, the Corporation changed the terms of the grants awarded from its Employee Stock Purchase Plan, therefore, no expense was recorded for the 2009, 2008 and 2007 options granted under this plan.

Pension — The provision for pension expense was actuarially determined using the projected unit credit actuarial cost method. The funding policy is to contribute an amount sufficient to meet the requirements of ERISA, subject to Internal Revenue Code contribution limitations.

In accordance with ASC Topic 715, "Compensation — Retirement Benefits", the Corporation recognizes the plan's over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Income (AOCI). ASC Topic 715 requires the determination of the fair value of a plan's assets at a company's year-end and the recognition of actuarial gains and losses, prior service costs or credits, transition assets or obligations as a component of AOCI. These amounts were previously netted against the plan's funded status in the Corporation's consolidated Balance Sheet. These amounts will be

Note 1. Summary of Significant Accounting Policies – (continued)

subsequently recognized as components of net periodic benefit costs. Further, actuarial gains and losses that arise in subsequent periods that are not initially recognized as a component of net periodic benefit costs will be recognized as a component of AOCI. Those amounts will subsequently be recorded as component of net periodic benefit costs as they are amortized during future periods.

Earnings per share — Earnings per share are computed based on the weighted average number of shares outstanding during each year. The Corporation's basic earnings per share are calculated as net income divided by the weighted average number of shares outstanding. For diluted earnings per share, net income is divided by the weighted average number of shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents, calculated using the treasury stock method. The Corporation's common stock equivalents consist of stock options.

A reconciliation of the weighted average shares outstanding used to calculate basic earnings per share and diluted earnings per share follows:

(In thousands, except per share data)	2009	2008	2007
Weighted average shares outstanding (basic)	**3,840**	3,829	3,844
Impact of common stock equivalents	**—**	1	7
Weighted average shares outstanding (diluted)	**3,840**	3,830	3,851
Anti-dilutive options excluded from calculation	**76**	75	37
Net Income	**$6,595**	$8,595	$9,256
Basic Earnings Per Share	**$ 1.71**	$ 2.24	$ 2.41
Diluted Earnings Per Share	**$ 1.71**	$ 2.24	$ 2.40

Reclassifications — Certain prior period amounts have been reclassified to conform to the current year presentation. Such reclassifications did not affect reported net income.

Segment Reporting — The Bank acts as an independent community financial services provider and offers traditional banking and related financial services to individual, business and government customers. Through its community office and automated teller machine network, the Bank offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. The Bank also performs personal, corporate, pension and fiduciary services through its Investment and Trust Services Department and Personal Investment Center.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, mortgage banking and trust operations of the Bank. As such, discrete information is not available and segment reporting would not be meaningful.

Comprehensive Income — Comprehensive income is reflected in the Consolidated Statements of Changes in Shareholders' Equity and includes net income and unrealized gains or losses, net of tax, on investment securities, derivatives and the change in plan assets and benefit obligations on the Bank's pension plan, net of tax.

Recent Accounting Pronouncements:

Business Combinations. FASB Statement No. 141 (R) "Business Combinations", subsequently codified into Accounting Standards Codification (ASC) Topic 805 "Business Combinations", was issued in December of 2007. This guidance establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The

FRANKLIN FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies – (continued)

guidance was effective as of the beginning of a company's fiscal year beginning after December 15, 2008. This new pronouncement will affect the Company's accounting for business combinations completed after January 1, 2009.

Disclosures about Postretirement Benefit Plan Asset. In December 2008, the FASB issued FSP FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets,* subsequently codified into Accounting Standards Codification (ASC) Topic 715 "Compensation — Retirement Benefits." The purpose of this standard is to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan, including fair value of market assets and level category within the fair value hierarchy. The disclosures about plan assets required by this standard will be provided for fiscal years ending after December 15, 2009. The Corporation adopted this guidance effective December 31, 2009 and there was no material affect on its operating results, financial position or consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities. In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities, subsequently codified into Accounting Standards Codification (ASC) Topic 815 "Derivatives and Hedging." The standard requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. It also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 has been applied, and the impact that hedges have on an entity's financial position, financial performance, and cash flows. The standard was effective for fiscal years and interim periods beginning after November 15, 2008 and the Corporation adopted it effective with the quarter ended March 31, 2009 and there was no material affect on it operating results, financial position or consolidated financial statements.

Intangible Assets. In April 2008, FASB Staff Position ("FSP") FAS 142-3, "Determination of the Useful Life of Intangible Assets", subsequently codified into Accounting Standards Codification Topic (ASC) 350 "Intangibles — Goodwill and Other", was issued. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this standard to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. This standard is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Corporation adopted this standard effective with the quarter ended March 31, 2009 and there was no material affect on its operating results, financial position or consolidated financial statements.

Determining Fair Value. In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly", subsequently codified into Accounting Standards Codification (ASC) Topic 820 " Fair Value Measurements and Disclosures." The standard defines fair value as the price that would be received to sell the asset or transfer the liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The standard provides additional guidance on determining when the volume and level of activity for the asset or liability has significantly decreased and also includes guidance on identifying circumstances when a transaction may not be considered orderly. This standard was effective for interim and annual reporting periods ending after June 15, 2009 and the Corporation adopted it with the quarter ended June 30, 2009 and there was no material affect on it operating results, financial position or consolidated financial statements.

Recognition and Presentation of Other-Than-Temporary Impairments. In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments", subsequently codified into Accounting Standards Codification (ASC) Topic 320 "Investments — Debt and

Note 1. Summary of Significant Accounting Policies – (continued)

Equity Securities." The standard clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery of its amortized cost basis. In instances when a determination is made that an other-than-temporary impairment exists but the investor does not intend to sell the debt security and it is not more likely than not that it will be required to sell the debt security prior to its anticipated recovery, the standard changes the presentation and amount of the other-than-temporary impairment recognized in the income statement. The other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income. The standard is effective for interim and annual reporting periods ending after June 15, 2009 and the Corporation adopted it effective with the quarter ended June 30, 2009 and there was no material affect on it operating results, financial position or consolidated financial statements.

Interim Disclosures about Fair Value of Financial Instruments. In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments", subsequently codified into Accounting Standards Codification (ASC) Topic 825 "Financial Instruments" and ASC Topic 270 "Interim Reporting", respectively. The standards require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The standards were effective for interim and annual reporting periods ending after June 15, 2009, and the Corporation adopted them with the quarter ended June 30, 2009 and there was no material affect on it operating results, financial position or consolidated financial statements and there was no material affect on it operating results, financial position or consolidated financial statements.

Subsequent Events. In May 2009, FASB issued SFAS No. 165 "Subsequent Events", subsequently codified into Accounting Standards Codification Topic (ASC) 855 " Subsequent Events", with the objective to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The standard was effective for interim and annual periods ending after June 15, 2009 and the Corporation adopted it effective with the quarter ended June 30, 2009 and there was no material affect on it operating results, financial position or consolidated financial statements.

Transfers of Financial Assets. In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, "Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140", subsequently codified into Accounting Standards Codification (ASC)Topic 860 "Transfers and Servicing." This standard improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about transfers of financial assets. Furthermore, it will address the effects of a transfer on an entity's financial position, performance and cash flow, as well as any continuing involvement by the transferor. The adoption of the standard will be effective for the financial statements issued for the first annual reporting period beginning after November 15, 2009, and all interim periods within those fiscal years and interim and annual reporting periods thereafter. The Corporation does not expect the adoption of the standard to have a material impact on its operating results, financial position or consolidated financial statements.

Note 2. Regulatory Matters

The Bank is limited as to the amount it may lend to the Corporation, unless such loans are collateralized by specific obligations. State regulations also limit the amount of dividends the Bank can pay to the Corporation and are generally limited to the Bank's accumulated net earnings. At December 31, 2009, the amount available for dividends was $53.5 million. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Although not adopted in regulation form, the Pennsylvania Department of Banking utilizes capital standards requiring a minimum leverage capital ratio of 6% and a risk-based capital ratio of 10%, defined substantially the same as those by the FDIC. Management believes, as of December 31, 2009, that the Corporation and the Bank met all capital adequacy requirements to which it is subject. In February 2009, the Corporation made an additional investment of approximately $2 million in the Bank in order to increase the Bank's capital levels.

As of December 31, 2009 the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The table that follows presents the total risk-based, Tier 1 risk-based and Tier 1 leverage requirements for the Corporation and the Bank as defined by the FDIC. Actual capital amounts and ratios are also presented.

	As of December 31, 2009					
	Actual		Minimum to be Adequately Capitalized		Minimum to be Well Capitalized	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Risk-based Capital Ratio						
Corporation	$81,009	10.89%	$59,521	8.00%	N/A	N/A
Bank	77,369	10.45%	59,214	8.00%	$74,018	10.00%
Tier 1 Risk-based Capital Ratio						
Corporation	$72,072	9.69%	$29,760	4.00%	N/A	N/A
Bank	68,432	9.25%	29,607	4.00%	$44,411	6.00%
Tier 1 Leverage Ratio						
Corporation	$72,072	7.50%	$38,454	4.00%	N/A	N/A
Bank	68,432	7.13%	38,365	4.00%	$47,956	5.00%

Note 2. Regulatory Matters – (continued)

	As of December 31, 2008					
	Actual		Minimum to be Adequately Capitalized		Minimum to be Well Capitalized	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Risk-based Capital Ratio						
Corporation	$76,187	11.02%	$55,301	8.00%	N/A	N/A
Bank	70,521	10.29%	54,842	8.00%	$68,553	10.00%
Tier 1 Risk-based Capital Ratio						
Corporation	$68,830	9.96%	$27,650	4.00%	N/A	N/A
Bank	63,164	9.21%	27,421	4.00%	$41,132	6.00%
Tier 1 Leverage Ratio						
Corporation	$68,830	7.84%	$35,118	4.00%	N/A	N/A
Bank	63,164	7.26%	34,823	4.00%	$43,529	5.00%

Note 3. Restricted Cash Balances

The Corporation's subsidiary bank is required to maintain reserves against its deposit liabilities in the form of vault cash and/or balances with the Federal Reserve Bank. Deposit reserves that the Bank was required to hold were approximately $851 thousand and $797 thousand at December 31, 2009 and 2008, respectively and were satisfied by the Bank's vault cash. In addition, as compensation for check clearing and other services, a compensatory balance maintained at the Federal Reserve Bank at December 31, 2009 and 2008, was approximately $900 thousand.

Note 4. Investment Securities

The amortized cost and estimated fair value of investment securities available for sale as of December 31, 2009 and 2008 is as follows:

(Amounts in thousands) 2009	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Equity securities	$ 5,400	$ 37	$(1,462)	$ 3,975
U.S. Treasury securities and obligations of U.S. Government agencies	28,258	618	(161)	28,715
Obligations of state and political subdivisions	42,611	1,332	(62)	43,881
Corporate debt securities	9,603	—	(2,343)	7,260
Mortgage-backed securities				
Agency	53,214	1,576	(47)	54,743
Non Agency	5,947	—	(1,279)	4,668
Asset-backed securities	84	—	(38)	46
	$145,117	$3,563	$(5,392)	$143,288

Note 4. Investment Securities – (continued)

2008	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Equity securities	$ 5,783	$ 18	$ (955)	$ 4,846
U.S. Treasury securities and obligations of U.S. Government agencies	29,548	770	(287)	30,031
Obligations of state and political subdivisions	45,518	824	(659)	45,683
Corporate debt securities	12,868	—	(3,888)	8,980
Mortgage-backed securities				
Agency	50,667	889	(106)	51,450
Non Agency	7,551	—	(1,033)	6,518
Asset-backed securities	95	—	(44)	51
	$152,030	$2,501	$(6,972)	$147,559

At December 31, 2009 and 2008, the book value of investment securities pledged to secure public funds, trust balances, repurchase agreements, deposit and other obligations totaled $134.6 million and $139.6 million, respectively.

The amortized cost and estimated fair value of debt securities at December 31, 2009, by contractual maturity are shown below.

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Amounts in thousands)	Amortized cost	Estimated fair value
Due in one year or less	**$ 3,016**	**$ 3,022**
Due after one year through five years	**17,481**	**17,692**
Due after five years through ten years	**31,638**	**32,902**
Due after ten years	**28,421**	**26,286**
	80,556	**79,902**
Mortgage-backed securities	**59,161**	**59,411**
	$139,717	**$139,313**

The composition of the net realized securities (losses) gains for the years ended December 31, 2009, 2008 and 2007 is as follows:

(Amounts in thousands)	2009	2008	2007
Gross gains realized	**$ 66**	$ 894	$347
Gross losses realized	**(588)**	(730)	(63)
Net (losses) gains realized	**$(522)**	$ 164	$284
Tax (benefits) provision applicable to net securities (losses) gains	**$(177)**	$ 56	$ 97

At December 31, 2009, the investment portfolio contained $42.0 million of temporarily impaired securities (99 issues) with $5.4 million in unrealized losses. These numbers are an improvement over the prior year as financial markets have somewhat stabilized. Of the total, $3.9 million of unrealized loss was in the debt security portfolio with the largest amount, $2.3 million, in the corporate debt security category, primarily trust preferred securities. Nearly the entire unrealized loss position in the debt security portfolio has existed

Note 4. Investment Securities – (continued)

for more than one year. Generally, these securities are investment grade debt securities. For these securities, Management applies a systematic methodology in order to perform an assessment of the potential for "other-than-temporary" impairment. In the case of debt securities, investments considered for "other-than-temporary" impairment: (1) had a specified maturity or repricing date; (2) were generally expected to be redeemed at par, and (3) were expected to achieve a recovery in market value within a reasonable period of time. In addition, the Bank considers whether it intends to sell these securities or whether it will be forced to sell these securities before maturity. Accordingly, the impairments identified on debt securities and subjected to the assessment at December 31, 2009 were deemed to be temporary and required no further adjustment to the financial statements.

For some securities classes, like Alt-A MBS and trust-preferred securities, little or no market exists and this has caused significant price declines that do not necessarily reflect credit quality.

Within the corporate bond portfolio, the Bank holds approximately $6.0 million of trust-preferred securities, with an unrealized loss of $2.2 million. These securities represent 56.4% of the unrealized loss in the corporate bond portfolio. Trust preferred securities are typically issued by a subsidiary grantor trust of a bank holding company, which uses the proceeds of the equity issuance to purchase deeply subordinated debt issued by the bank holding company. Trust-preferred securities can reflect single entity issues or a group of entities (pooled trust preferred). Pooled trust preferred securities have been the subject of significant write-downs due in some cases from the default of on issuer in the pool that then impairs the entire polo. Because of the current financial conditions, most trust preferred securities have realized a significant decline in value, but market prices have improved since the end of 2008. All of the issues are single issue variable rate notes from companies that received money (and in some cases paid back) from the Troubled Asset Relief Program (TARP), continue to pay dividends and have raised capital during 2009. The holdings and ratings of the trust-preferred securities include issues from: BankAmerica (Baa3), JP Morgan (A1), Wells Fargo (Baa1) and Huntington Bancshares (Baa3). At December 31, 2009, the Bank believes it will be able to collect all interest and principal due on these bonds.

The Bank's investment in mortgage-backed securities is comprised primarily of U.S. Agency mortgage-backed products ($53.2 million) that do not include sub-prime mortgage collateral. When Fannie Mae and Freddie Mac were placed in conservatorship in September 2008, these mortgage-backed securities that had always had an implicit U.S. Government guarantee, now have explicit U.S. Government guarantee. The Bank also has $5.9 million of private label "Alt-A" mortgage-backed products, down from $7.6 million at year-end 2008. Alt-A loans are first-lien residential mortgages that generally conform to traditional "prime" credit guidelines; however, loan factors such as the loan-to-value ratio, loan documentation, occupancy status or property type cause these loans not to qualify for standard underwriting programs. The Alt-A product in the Bank's portfolio is comprised of fixed-rate product that was originated between 2003 and 2006 and all were originally rated AAA. The bonds issued in 2006, during the height of the real estate market, appear to be experiencing the highest delinquency and loss rates. During 2009, all of the Bank's Alt-A investments experienced rating declines and some experienced an increase in delinquencies and default rates, and a weakening of the underlying credit support. All of these bonds have some type of credit support tranche that will absorb any loss prior to losses at the senior tranche held by the Bank. At December 31, 2009, the bond ratings ranged from C to AAA and credit support levels ranged from 1.9% to 12.85%. The Bank monitors the performance of the Alt-A investments on a regular basis and reviews delinquencies, default rates, credit support levels and various cash flow stress test scenarios. Management will continue to monitor these securities and it is possible that a write down on some of these securities may occur in 2010 if current loss trends continue.

Equity securities are assessed for "other-than-temporary" impairment based on the length of time of impairment, dollar amount of the impairment and general market conditions relating to specific issues.

Note 4. Investment Securities – (continued)

Unrealized losses on equity securities continued to increase throughout 2009 as the price of bank equities continued to be driven down by the affects of the recession.

The Bank holds $6.5 million of FHLB stock. The FHLB stock is carried at a cost of $100 per share. In 2008, FHLB announced a capital restoration plan that has resulted in it discontinuing paying dividends and repurchasing excess capital stock from its members. It is not known if or when FHLB will be able to restore its dividend or repurchase its stock. As of December 31, 2009, the Bank held $1.6 million in FHLB stock that is excess to what it is normally required to hold. Due to concerns about the capital strength of the Pittsburgh FHLB, and the entire FHLB system, there has been industry discussion about impairment issues on FHLB stock. If FHLB stock were deemed to be impaired, the write-down for the Bank could be significant. FHLB stock is evaluated for impairment primarily based on an assessment of the ultimate recoverability of its cost. As a government sponsored entity, FHLB has the ability to raise funding through the U.S. Treasury that can be used to support it operations. There is not a public market for FHLB stock and the benefits of FHLB membership (e.g., liquidity and low cost funding) add value to the stock beyond purely financial measures. Management intends to remain a member of the FHLB and believes that it will be able to fully recover the cost basis of this investment.

Based on Management's review, other than temporary impairment charges of $422 thousand were taken in 2009 on four equity securities. Management closely monitors the value of its equity portfolio and it is possible that additional write-downs may be required in 2010.

The following tables reflects temporary impairment in the investment portfolio (excluding restricted stock), aggregated by investment category, length of time that individual securities have been in a continuous unrealized loss position and the number of securities in each category as of December 31, 2009 and 2008.

	December 31, 2009								
	Less than 12 months			12 months or more			Total		
(Amounts in thousands)	Fair Value	Unrealized Losses	Count	Fair Value	Unrealized Losses	Count	Fair Value	Unrealized Losses	Count
Equity securities	$ 2,343	$(395)	7	$ 1,494	$(1,067)	21	$ 3,837	$(1,462)	28
U.S. Treasury securities and obligations of U.S. Government agencies	63	—	3	13,411	(161)	27	13,474	(161)	30
Obligations of state and political subdivisions	1,843	(41)	6	285	(21)	1	2,128	(62)	7
Corporate debt securities	622	(1)	5	6,537	(2,342)	10	7,159	(2,343)	15
Mortgage-backed securities									
Agency	10,812	(47)	9	—	—	0	10,812	(47)	9
Non Agency	—	—	—	4,668	(1,279)	7	4,668	(1,279)	7
Asset-backed securities	—	—	—	46	(38)	3	46	(38)	3
Total temporarily impaired securities	$15,683	$(484)	30	$26,441	$(4,908)	69	$42,124	$(5,392)	99

Note 4. Investment Securities – (continued)

	December 31, 2008								
	Less than 12 months 3			12 months or more			Total		
(Amounts in thousands)	Fair Value	Unrealized Losses	Count	Fair Value	Unrealized Losses	Count	Fair Value	Unrealized Losses	Count
Equity securities	$ 1,933	$ (701)	17	$ 382	$ (254)	8	$ 2,315	$ (955)	25
U.S. Treasury securities and obligations of U.S. Government agencies	7,018	(69)	27	10,113	(218)	15	17,131	(287)	42
Obligations of state and political subdivisions	14,137	(659)	32	—	—	—	14,137	(659)	32
Corporate debt securities	3,722	(448)	4	5,158	(3,440)	9	8,880	(3,888)	13
Mortgage-backed securities									
Agency	6,689	(70)	9	1,257	(36)	4	7,946	(106)	13
Non Agency	6,517	(1,033)	7	—	—	—	6,517	(1,033)	7
Asset-backed securities	16	(7)	1	35	(37)	2	51	(44)	3
Total temporarily impaired securities	$40,032	$(2,987)	97	$16,945	$(3,985)	38	$56,977	$(6,972)	135

Note 5. Loans

A summary of loans outstanding, by primary collateral, at the end of the reporting periods is as follows:

	December 31	
(Amounts in thousands)	2009	2008
Residential real estate	**$203,790**	$215,885
Residential real estate construction	**84,649**	72,818
Commercial, industrial and agricultural real estate	**283,839**	229,673
Commercial, industrial and agricultural	**144,035**	132,368
Consumer	**23,250**	25,473
	739,563	676,217
Less: Allowance for loan losses	**(8,937)**	(7,357)
Net loans	**$730,626**	$668,860
Included in the loan balances are the following:		
Net unamortized deferred loan costs	**$ 589**	$ 646
Unamortized (discount) on purchased loans	**$ (286)**	$ (295)
Loans pledged as collateral for borrowings and commitments from:		
FHLB	**$ 361**	$ 483
Federal Reserve Bank	**123**	31
	$ 484	$ 514

Loans to directors and executive officers and related interests and affiliated enterprises were as follows:

(Amounts in thousands)	2009	2008
Balance at beginning of year	**$10,087**	$ 9,120
New loans made	**289**	1,665
Repayments	**(2,578)**	(698)
Balance at end of year	**$ 7,798**	$10,087

FRANKLIN FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Allowance for Loan Losses

	Years ended December 31		
(Amounts in thousands)	2009	2008	2007
Balance at beginning of year	**$ 7,357**	$ 7,361	$6,850
Charge-offs	**(2,129)**	(1,433)	(818)
Recoveries	**271**	236	339
Net recoveries (charge-offs)	**(1,858)**	(1,197)	(479)
Provision for loan losses	**3,438**	1,193	990
Balance at end of year	**$ 8,937**	$ 7,357	$7,361
Restructured loans	**$ —**	$ —	$ —
Nonaccrual loans			
Residential real estate	**4,385**	1,619	536
Commercial, industrial and agricultural real estate	**5,654**	—	78
Commercial, industrial and agricultural	**124**	1,252	3,635
Consumer	**30**	—	—
Total nonaccrual loans	**$10,193**	$ 2,871	$4,249
Loans past due 90 days or more and still accruing			
Residential real estate	**4,980**	544	407
Commercial, industrial and agricultural real estate	**1,926**	429	832
Commercial, industrial and agricultural	**960**	33	205
Consumer	**195**	123	64
Total loans past due 90 days or more and still accruing	**$ 8,061**	$ 1,129	$1,508

The gross interest that would have been recorded if nonaccrual loans had been current in accordance with their original terms and the amount actually recorded in income were as follows:

(Amounts in thousands)	2009	2008	2007
Gross interest due under terms	**$356**	$ 349	$ 294
Amount included in income	**(97)**	(211)	(197)
Interest income not recognized	**$259**	$ 138	$ 97
Interest income recognized on impaired loans, primarily on a cash basis	**$806**	$ 728	$ 387

(Amounts in thousands)	2009	2008	2007
Recorded investment in loans that were considered to be impaired,	**$18,123**	$11,254	$4,470
Impaired loans that have an allowance for credit losses established	**12,833**	8,867	3,861
Allowance for credit losses established on impaired loans	**4,890**	1,309	554
Average recorded investment in impaired loans	**16,890**	7,579	6,033

Note 7. Premises and Equipment

Premises and equipment consist of:

(Dollars in thousands)	Estimated Life	December 31 2009	December 31 2008
Land		**$ 2,590**	$ 2,590
Buildings and leasehold improvements	15 – 30 years, or lease term	**21,215**	20,358
Furniture, fixtures and equipment	3 – 10 years	**12,883**	12,459
Total cost		**36,688**	35,407
Less: Accumulated depreciation		**(20,947)**	(19,782)
Net premises and equipment		**$ 15,741**	$ 15,625

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $1.3 million, $1.2 million and $1.3 million, respectively.

The Corporation leases various premises and equipment for use in banking operations. Future minimum payments on these leases are as follows:

(Amounts in thousands)	
2010	$ 352
2011	278
2012	216
2013	198
2014	172
2015 and beyond	1,909
	$3,125

Some of these leases provide renewal options of varying terms. The rental cost of these optional renewals is not included above. Total rent expense on these leases was $385 thousand, $336 thousand and $332 thousand for 2009, 2008 and 2007, respectively.

Note 8. Goodwill and Intangible Assets

The following table summarizes the changes in goodwill:

(amounts in thousands)	For the years ended December 31 2009	For the years ended December 31 2008
Beginning balance	**$9,152**	$8,520
Goodwill acquired	**—**	632
Adjustment to goodwill	**7**	—
Ending balance	**$9,159**	$9,152

The adjustment to goodwill in 2009 was a final adjustment to goodwill acquired in 2008. See Note 23 of the accompanying consolidated financial statements for information regarding goodwill acquired in 2008.

Note 8. Goodwill and Intangible Assets – (continued)

The following table summarizes the other intangible assets at December 31:

	Core Deposit		Customer List	
	2009	2008	2009	2008
Gross carrying amount	$ 3,252	$3,252	$ 589	$589
Accumulated amortization	(1,265)	(903)	(115)	(9)
Net carrying amount	$ 1,987	$2,349	$ 474	$580

Amortization expense related to intangible assets totaled $468 thousand, $370 thousand and $361 thousand in 2009, 2008 and 2007, respectively.

Core deposit intangibles are amortized over the estimated life of the acquired core deposits. At December 31, 2009 the remaining life was 5.5 years. The customer list intangible is amortized over the estimated life of the acquired customer list. At December 31, 2009, the remaining life was 8.9 years.

The following table shows the expected amortization expense for intangible assets over the next five years:

	(amounts in thousands)
2010	$457
2011	446
2012	435
2013	424
2014	414

Note 9. Mortgage Servicing Rights

Activity pertaining to mortgage servicing rights and the related valuation allowance follows:

(Amounts in thousands)	For the Years Ended December 31		
	2009	2008	2007
Cost of mortgage servicing rights:			
Beginning balance	**$1,551**	$1,778	$1,799
Originations	**8**	59	270
Amortization	**(369)**	(286)	(291)
Ending balance	**$1,190**	$1,551	$1,778
Valuation allowance:			
Beginning balance	**$ (688)**	$ (188)	$ (286)
Valuation charges	**—**	(722)	(93)
Valuation reversals	**212**	222	191
Ending balance	**$ (476)**	$ (688)	$ (188)
Mortgage servicing rights cost	**$1,190**	$1,551	$1,778
Valuation allowance	**(476)**	(688)	(188)
Carrying value	**$ 714**	$ 863	$1,590
Fair value	**$ 714**	$ 863	$1,590
Fair value assumptions:			
Weighted average discount rate	**10.00%**	10.00%	9.50%
Weighted average prepayment speed	**18.67%**	23.60%	12.50%

Note 9. Mortgage Servicing Rights – (continued)

The value of mortgage servicing rights is greatly affected by changes in mortgage interest rates and the resulting changes in prepayment speeds. The following chart shows the changes in fair value under different rate scenarios:

Changes in fair value:	2009	2008	2007
Rates + 1%	**$226**	$382	$257
Rates (1)%	**($195)**	($252)	($554)

Note 10. Deposits

Deposits are summarized as follows:

	December 31	
(Amounts in thousands)	2009	2008
Demand, noninterest-bearing	**$ 77,675**	$ 86,954
Interest-bearing checking	**97,636**	86,241
Savings:		
Money market accounts	**243,600**	203,171
Passbook and statement savings	**46,986**	46,006
Total savings and interest checking	**388,222**	335,418
Time deposits:		
Less than $100,000	**144,762**	137,955
$100,000 and over	**62,576**	50,510
Brokered time deposits:		
Less than $100,000	**21,226**	16,504
$100,000 and over	**43,904**	—
Total time deposits	**272,468**	204,969
Total deposits	**$738,365**	$627,341
Overdrawn deposit accounts reclassfied as loan balances	**$ 183**	$ 181

At December 31, 2009 the scheduled maturities of time deposits are as follows:

2010	$210,293
2011	33,140
2012	12,637
2013	11,713
2014	4,681
2015 and beyond	4
	$272,468

Note 11. Securities Sold Under Agreements to Repurchase, Short-Term Borrowings and Long-Term Debt

The Corporation's short-term borrowings are comprised of securities sold under agreements to repurchase and a line-of-credit with the Federal Home Loan Bank of Pittsburgh (Open Repo Plus). Securities sold under agreements to repurchase are overnight borrowings between the Bank and its commercial and municipal depositors. These accounts reprice weekly. Open Repo Plus is a revolving term commitment used on an overnight basis. The term of this commitment may not exceed 364 days and it reprices daily at market rates. These borrowings are described below:

	December 31			
	2009		2008	
(Dollars in thousands)	Sweep Repurchase	FHLB Open Repo	Sweep Repurchase	FHLB Open Repo
Ending balance	**$55,855**	**$ —**	$64,312	$18,850
Weighted average rate at year end	**0.25%**	**—**	0.25%	0.59%
Range of interest rates paid at year end	**0.25%**	**—**	0.25%	0.59%
Maximum month-end balance during the year	**$74,331**	**$9,900**	$78,969	$23,150
Average balance during the year	**$67,032**	**$2,142**	$75,238	$11,628
Weighted average interest rate during the year	**0.25%**	**0.66%**	1.88%	1.72%

The securities that serve as collateral for securities sold under agreements to repurchase consist primarily of U.S. Government and U.S. Agency securities with a fair value of $64.1 million and $76.3 million, respectively, at December 31, 2009 and 2008.

A summary of long-term debt at the end of the reporting period follows:

	December 31	
(Amounts in thousands)	2009	2008
Loans from the Federal Home Loan Bank	**$94,688**	$106,141

The loans from the FHLB are comprised of term loans payable at maturity and amortizing advances. These loans have fixed interest rates ranging from 3.07% to 5.83% (weighted average rate of 4.12%) and final maturities ranging from September 2010 to November 2039. All borrowings from the FHLB are collateralized by FHLB stock and loans secured by real estate.

The scheduled amortization and maturities of the FHLB borrowings at December 31, 2009 are as follows:

	(Amounts in thousands)
2010	$23,803
2011	19,164
2012	29,172
2013	10,146
2014	2,008
2015 and beyond	10,395
	$94,688

The Corporation's maximum borrowing capacity with the FHLB at December 31, 2009, was $217.4 million. The total amount available to borrow at year-end was approximately $122.8 million.

FRANKLIN FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12. Federal Income Taxes

The temporary differences which give rise to significant portions of deferred tax assets and liabilities are as follows:

(amounts in thousands)	December 31	
Deferred Tax Assets	**2009**	**2008**
Allowance for loan losses	$3,269	$2,698
Deferred compensation	1,082	1,151
Purchase accounting	113	150
Deferred loan fees and costs, net	160	160
Intangibles	74	116
Capital loss carryover	45	175
Other than temporary impairment of investments	854	711
Accumulated other comprehensive loss	2,648	3,996
Other	91	26
	8,336	9,183
Valuation allowance	(899)	(886)
Total gross deferred tax assets	7,437	8,297
Deferred Tax Liabilities		
Core deposit intangibles	676	799
Time deposit purchase accounting	7	24
Depreciation	93	23
Joint ventures and partnerships	67	56
Pension	133	243
Mortgage servicing rights	243	293
Customer list	161	197
Total gross deferred tax liabilities	1,380	1,635
Net deferred tax asset	$6,057	$6,662

The components of the provision for Federal income taxes attributable to income from operations were as follows:

	Years ended December 31		
(Amounts in thousands)	2009	2008	2007
Current tax expense	$2,753	$3,434	$2,815
Deferred tax (benefit) expense	(742)	246	(56)
Income tax provision	$2,011	$3,680	$2,759

Note 12. Federal Income Taxes – (continued)

For the years ended December 31, 2009, 2008, and 2007, the income tax provisions are different from the tax expense which would be computed by applying the Federal statutory rate to pretax operating earnings. A reconciliation between the tax provision at the statutory rate and the tax provision at the effective tax rate is as follows:

	Years ended December 31		
(Amounts in thousands)	**2009**	**2008**	**2007**
Tax provision at statutory rate	$2,923	$4,173	$ 4,085
Income on tax-exempt loans and securities	(787)	(908)	(1,142)
Nondeductible interest expense relating to			
carrying tax-exempt obligations	56	77	141
Dividends received exclusion	(36)	(33)	(49)
Income from bank owned life insurance	(212)	(216)	(218)
Life insurance proceeds	(94)	—	—
Valuation allowance	188	711	—
Stock option compensation	10	38	36
Other, net	(37)	(129)	(54)
Tax credit	—	(33)	(40)
Income tax provision	$2,011	$3,680	$ 2,759
Effective income tax rate	23.4%	30.0%	23.0%

At December 31, 2009, a capital loss carryover of approximately $500 thousand, recognized with the acquisition of Fulton in 2006, expired. The deferred tax asset and related valuation allowance were reversed at December 31, 2009.

The Corporation accounts for income taxes in accordance with the provisions of ASC Topic 740, "Income Taxes". ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. ASC Topic 740, "Income Taxes" also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Adoption of ASC Topic 740, "Income Taxes" did not have a significant impact on the Corporation's financial statements.

FRANKLIN FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13. Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, derivatives and the change in plan assets and benefit obligations on the Bank's pension plan, net of tax, that are recognized as separate components of shareholders' equity.

The components of comprehensive income and related tax effects are as follows:

	For the Years Ended December 31		
	2009	**2008**	**2007**
Net Income	**$6,585**	$ 8,595	$ 9,256
Securities:			
Unrealized gains (losses) arising during the period	**1,698**	(6,339)	(1,083)
Reclassification adjustment for losses (gains) included in net income	**944**	724	(180)
Net unrealized gains (losses)	**2,642**	(5,615)	(1,263)
Tax effect	**(898)**	1,909	429
Net of tax amount	**1,744**	(3,706)	(834)
Derivatives:			
Unrealized gains (losses) arising during the period	**497**	(2,817)	(53)
Reclassification adjustment for losses included in net income	**716**	390	41
Net unrealized gains (losses)	**1,213**	(2,427)	(12)
Tax effect	**(412)**	825	4
Net of tax amount	**801**	(1,602)	(8)
Pension:			
Change in plan assets and benefit obligations	**113**	(4,717)	1,924
Reclassification adjustment for losses included in net income	—	—	—
Net unrealized gains (losses)	**113**	(4,717)	1,924
Tax effect	**(38)**	1,604	(654)
Net of tax amount	**74**	(3,113)	1,270
Total other comprehensive income (loss)	**2,619**	(8,421)	428
Total Comprehensive Income	**$9,204**	$ 174	$ 9,684

The components of accumulated other comprehensive (loss) income included in shareholders' equity are as follows:

	December 31		
	2009	**2008**	**2007**
Net unrealized (losses) gains on securities	**$(1,829)**	$(4,471)	$1,144
Tax effect	**622**	1,520	(389)
Net of tax amount	**(1,207)**	(2,951)	755
Net unrealized losses on derivatives	**(1,263)**	(2,477)	(50)
Tax effect	**429**	842	17
Net of tax amount	**(834)**	(1,635)	(33)
Accumulated pension adjustment	**(4,692)**	(4,805)	(87)
Tax effect	**1,595**	1,634	29
Net of tax amount	**(3,097)**	(3,171)	(58)
Total accumulated other comprehensive (loss) income	**$(5,138)**	$(7,757)	$ 664

Note 14. Financial Derivatives

As part of managing interest rate risk, the Bank has entered into interest rate swap agreements as vehicles to partially hedge cash flows associated with interest expense on variable rate deposit accounts. Under the swap agreements, the Bank receives a variable rate and pays a fixed rate. Such agreements are generally entered into with counterparties that meet established credit standards and most contain collateral provisions protecting the at-risk party. The Bank considers the credit risk inherent in these contracts to be negligible. Interest rate swap agreements derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. The notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the swap, is reflected on the Corporation's balance sheet.

The Corporation is exposed to credit-related losses in the event of nonperformance by the counterparty to these agreements. The Corporation controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect the counterparty to fail its obligations.

The primary focus of the Corporation's asset/liability management program is to monitor the sensitivity of the Corporation's net portfolio value and net income under varying interest rate scenarios to take steps to control its risks. On a quarterly basis, the Corporation simulates the net portfolio value and net interest income expected to be earned over a twelve-month period following the date of simulation. The simulation is based upon projection of market interest rates at varying levels and estimates the impact of such market rates on the levels of interest-earning assets and interest-bearing liabilities during the measurement period. Based upon the outcome of the simulation analysis, the Corporation considers the use of derivatives as a means of reducing the volatility of net portfolio value and projected net income within certain ranges of projected changes in interest rates. The Corporation evaluates the effectiveness of entering into any derivative instrument agreement by measuring the cost of such an agreement in relation to the reduction in net portfolio value and net income volatility within an assumed range of interest rates.

During 2008, the Bank entered into two swap transactions. Each swap has a notional amount of $10 million with one maturing in 2013 and one in 2015. According to the terms of each transaction, the Bank pays fixed-rate interest payments and receives floating-rate payments. The swaps were entered into to hedge the Corporation's exposure to changes in cash flows attributable to the effect of interest rate changes on variable-rate liabilities. At December 31, 2009, the fair value of the swaps was negative $1.3 million and was recognized in accumulated other comprehensive income, net of tax.

The Board of Directors has given Management authorization to enter into additional derivative activity including interest rate swaps, caps and floors, forward-rate agreements, options and futures contracts in order to hedge interest rate risk. The Bank is exposed to credit risk equal to the positive fair value of a derivative instrument, if any, as a positive fair value indicates that the counterparty to the agreement is financially liable to the Bank. To limit this risk, counterparties must have an investment grade long-term debt rating and individual counterparty credit exposure is limited by Board approved parameters. Management anticipates continuing to use derivatives, as permitted by its Board-approved policy, to manage interest rate risk.

Note 14. Financial Derivatives – (continued)

Information regarding the interest rate swap as of December 31, 2009 follows:

(Dollars in thousands) Notional Amount	Maturity Date	Interest Rate Fixed	Interest Rate Variable	Amount Expected to be Expensed into Earnings within the next 12 Months
$10,000	5/30/2013	3.60%	0.11%	$349
$10,000	5/30/2015	3.87%	0.11%	$376

The variable rate is indexed to the 91-day Treasury Bill auction (discount) rate and resets weekly.

Derivatives with a positive fair value are reflected as other assets in the balance sheet while those with a negative fair value are reflected as other liabilities. The swaps added $716 thousand to interest expense in 2009 compared to $390 thousand in 2008 and $41 thousand in 2007. As short-term interest rates decrease, the net expense of the swap increases and as short-term rates increase the net expense of the swaps decrease. The 2010 swap interest expense is expected to be comparable to 2009 because lower short-term interest rates are not expected to change significantly in 2010.

Fair Value of Derivative Instruments in the Consolidated Balance Sheets were as follows as of December 31, 2009:

Fair Value of Derivative Instruments Designated as Hedging Instruments Under ASC Topic 815

(Dollars in thousands)	Liability Derivatives	
As of December 31	2009	
Type	Balance Sheet Location	Fair Value
Interest rate contracts	Other liabilities	$(1,263)

The Effect of Derivative Instruments on the Statement of Financial Performance for the Year Ended December 31, 2009 follows:

Derivatives in ASC Topic 815 Cash Flow Hedging Relationships

(Dollars in thousands) Type	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion) 2009	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) 2009	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing	Amount of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing 2009
Interest rate contracts	$801	Interest Expense	$(716)	Other income (expense)	$—

Note 15. Benefit Plans

The Bank has a 401(k) plan covering substantially all employees of F&M Trust who have completed one year and 1,000 hours of service. In 2009, employee contributions to the plan were matched at 100% up to 4% of each employee's deferrals plus 50% of the next 2% of deferrals from participants' eligible compensation. In addition, a 100% discretionary profit sharing contribution of up to 2% of each employee's eligible compensation is possible provided net income targets are achieved. The Personnel Committee of the Corporation's Board of Directors approves the established net income targets annually. Under this plan, the maximum amount of employee contributions in any given year is defined by Internal Revenue Service regulations. The related expense for the 401(k) plan, and the profit sharing plan as approved by the Board of Directors, was approximately $366 thousand in 2009, $365 thousand in 2008 and $432 thousand in 2007. The cost of a deferred compensation benefit (life insurance) was $9 thousand in 2009 and $15 thousand in 2008. This benefit is provided to selected employees via the life insurance policies owned by the Bank.

The Bank has a noncontributory pension plan covering substantially all employees of F&M Trust who meet certain age and service requirements. Benefits are based on years of service and the employee's compensation using a career average formula for all employees. The pension plan was closed to new participants on April 1, 2007. The change to a career average formula in 2008 affected future pension benefits for some employees more than others, primarily long-term employees. In an attempt to minimize the affect of the change on these employees the Bank added the following benefits: 1) an additional annual contribution over 10 years to the 401(k) plan for pension participants that were deemed to have a significant expected shortfall as a result of the change to a career average formula; and (2) contributions to a non-qualified deferred compensation plan for current or potential highly-compensated employees that were deemed to have a significant expected shortfall as a result of the change to a career average formula. The annual contribution to the non-qualified plan ranges from 1% to 9% of the covered employee's salary depending on such factors as the employee's length of service and time to retirement. Any contribution made to the non-qualified plan is in lieu of the additional contribution made to the 401(k) plan identified as change number 1 above. The expense associated with the new benefits described above was $51 thousand in 2009 and $57 thousand in 2008. The Bank's funding policy is to contribute annually the amount required to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for the benefits attributed to service to date but also for those expected to be earned in the future.

Due to the low interest rate environment, the pension plan returns have been negatively affected and the Bank incurred substantially higher pension expense ($566 thousand) in 2009 compared to a pension expense credit of $21 thousand in 2008. Had the Bank not implemented the changes to the pension plan in 2008, the 2009 expense would have been higher. The Bank expects its 2010 pension expense to approximate the 2009 expense. The 2009 measurement date of the Plan was December 31, 2009.

Pension Plan asset classes include cash, fixed income securities and equities. The fixed income portion is comprised of Government Bonds, Corporate Bonds and Taxable Municipal Bonds; the equity portion is comprised of financial institution equities and individual corporate equities across a broad range of sectors. Investments are made on the basis of sound economic principles and in accordance with established guidelines. Target allocations of fund assets measured at fair value are as follows: fixed income, a range of 50%-70%; equities, a range of 20% to 50% and cash as needed. At December 31, 2009, fixed income investments accounted for 71% of total Plan assets, equities accounted for 22% and cash and other accounted for 7%. The percentage of equities held at year-end (23%) is significantly lower than the prior year percentage (44%) and reflects a decision to reallocate the portfolio to more accurately match the duration of pension liabilities. Subsequent to year-end, the Bank changed the pension asset allocation ranges to: fixed income 60-90%, equities 10-30% and cash as needed to more accurately reflect the changing investment objectives of the plan.

On a regular basis, the Pension and Benefits Committee (the "Committee") monitors the allocation to each asset class. Due to changes in market conditions, the asset allocation may vary from time to time. The

Note 15. Benefit Plans – (continued)

Committee is responsible to direct the rebalancing of Plan assets when allocations are not within the established guidelines and to ensure that such action is implemented. The Bank has currently begun a process of reallocating pension assets in an attempt to more closely match the structure of pension liabilities. This has and will to continue to result in a smaller allocation of equity investments and a higher allocation of longer duration bonds. Once completed, the new allocation should reduce large fluctuations in projected benefit obligations.

Specific guidelines for fixed income investments are that no individual bond shall have a rating of less than an A as rated by Standard and Poor and Moodys at the time of purchase. If the rating subsequently falls below an A rating, the Committee, at its next quarterly meeting, will discuss the merits of retaining that particular security. Allowable securities include obligations of the U.S. Government and its agencies, CDs, commercial paper, corporate obligations and insured taxable municipal bonds.

General guidelines for equities are that a diversified common stock program is used and that diversification patterns can be changed with the ongoing analysis of the outlook for economic and financial conditions. Specific guidelines for equities include a sector cap and an individual stock cap. The guidelines for the sector cap direct that because the Plan sponsor is a bank, a significantly large exposure to the financial sector is permissible; therefore, there is no sector cap for financial equities. All other sectors are limited to 25% of the equity component. The individual stock cap guidelines direct that no one stock may represent more than 5% of the total equity portfolio.

The Committee revisits and determines the expected long-term rate of return on Plan assets annually. The policy of the Committee has been to take a conservative approach to all Plan assumptions. Specifically, the expected long-term rate of return has remained steady at 8% and does not fluctuate according to annual market returns. Historical investment returns play a significant role in determining what this rate should be.

The following table sets forth the plan's funded status, based on the December 31, 2009 and 2008 actuarial valuation together with comparative 2007 amounts valued at September 30, 2007:

	For the Years Ended December 31		
(Amounts in thousands)	2009	2008	2007
Change in projected benefit obligation			
Benefit obligation at beginning of measurement year	**$12,149**	$11,626	$12,974
Service cost	**354**	448	366
Interest cost	**738**	847	725
Amendments	**—**	—	(1,170)
Actuarial loss (gain)	**748**	29	(652)
Benefits paid	**(702)**	(801)	(617)
Benefit obligation at end of measurement year	**13,287**	12,149	11,626
Change in plan assets			
Fair value of plan assets at beginning of measurement year	**8,059**	11,899	11,588
Actual return on plan assets net of expenses	**1,385**	(3,372)	928
Employer contribution	**243**	333	—
Benefits paid	**(702)**	(801)	(617)
Fair value of plan assets at end of measurement year	**8,985**	8,059	11,899
Funded status of projected benefit obligation at end of measurement year	**$ (4,302)**	$ (4,090)	$ 273

Note 15. Benefit Plans – (continued)

Amounts recognized in accumulated other comprehensive income (loss), net of tax	For the years ended December 31		
	2009	2008	2007
Net actuarial loss	$(5,541)	$(5,778)	$(1,218)
Prior service (asset) cost obligation	848	974	1,131
	(4,693)	(4,804)	(87)
Tax effect	1,596	1,633	29
Net amount recognized in accumulated comprehensive income	$(3,097)	$(3,171)	$ (58)

Components of net periodic pension cost	For the years ended December 31		
	2009	2008	2007
Service cost	**$ 354**	$ 448	$ 366
Interest cost	**738**	847	725
Expected return on plan assets	**(753)**	(1,161)	(920)
Amortization of prior service cost	**(126)**	(157)	36
Recognized net actuarial loss	**354**	2	58
Net periodic pension (benefit) cost	**$ 567**	$ (21)	$ 265

	For the years ended December 31		
	2009	2008	2007
Assumptions used to determine benefit obligations as of measurement date:			
Discount rate	**5.79%**	6.13%	6.00%
Rate of compensation increase	**4.50%**	4.50%	4.50%
Assumptions used to determine net periodic benefit cost:			
Discount rate	**6.13%**	6.00%	5.60%
Expected long-term return on plan assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**4.50%**	4.50%	5.00%
Asset allocations as of measurement date:			
Equity securities	**22%**	47%	74%
Debt securities	**71%**	44%	19%
Other	**7%**	9%	7%
Total	**100%**	100%	100%

Equity securities include shares of the Corporation's common stock in the amounts of $47 thousand (0.6% of total plan assets) and $52 thousand (0.7 % of total plan assets) at December 31, 2009 and 2008, respectively

Reconciliation of Funded Status	For the years ended December 31		
	2009	2008	2007
Funded Status	**$ (4,302)**	$ (4,090)	$ 273
Unrecognized net actuarial loss	**5,541**	5,778	1,218
Unrecognized prior service cost	**(848)**	(974)	(1,131)
Net Asset recognized	**$ 391**	$ 714	$ 360
Accumulated Benefit Obligation	**$12,691**	$11,692	$11,240

Note 15. Benefit Plans – (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2009:

(Dollars in Thousands) Asset Description	Fair Value at December 31, 2009	Level 1	Level 2	Level 3
Cash and money market funds	$ 157	$ 206	$ —	$ —
Common stocks	2,005	2,005	—	—
Corporate bonds	1,079	—	1,079	—
Cash value of life insurance	142	—	—	141
Deposit in immediate participation guarantee participation contract	207	—	—	215
Municipal bonds	5,038	—	5,038	—
Total assets	$8,628	$2,211	$6,117	$356

The following table sets forth a summary of the changes in the fair value of the Plan's level 3 investments for the year ended December 31, 2009:

	Cash Value of Life Insurance	Deposits in Immediate Participation Guarantee Contract
Balance — January 1, 2009	$134	$205
Unrealized gain relating to investments held at the reporting date	8	8
Purchases, sales, issuances and settlement, net	—	2
Balance — December 31, 2009	$142	$215

Contributions

The Bank expects to contribute $499 thousand to its pension plan in 2010.

Estimated future benefit payments (in thousands)		
	2010	$ 685
	2011	701
	2012	730
	2013	757
	2014	813
	2015 – 2019	4,324
		$8,010

Note 16. Stock Purchase Plans

In 2004, the Corporation adopted the Employee Stock Purchase Plan of 2004 (ESPP), replacing the ESPP of 1994 that expired in 2004. Under the ESPP of 2004, options for 250,000 shares of stock can be issued to eligible employees. The number of shares that can be purchased by each participant is defined by the plan and the Board of Directors sets the option price. However, the option price cannot be less than 90% of the fair market value of a share of the Corporation's common stock on the date the option is granted. The Board of Directors also determines the expiration date of the options; however, no option may have a term that exceeds 1 year from the grant date. ESPP options are exercisable immediately upon grant. Any shares related to unexercised options are available for future grant. As of December 31, 2009 there are 215,057 shares available for future grants. The Board of Directors may amend, suspend or terminate the ESPP at any time.

Note 16. Stock Purchase Plans – (continued)

The grant price of the 2009 ESPP options was set at 95% of the stock's fair value at the time of the award. Therefore, no compensation expense was recognized in 2009 for the ESPP.

In 2002, the Corporation adopted the Incentive Stock Option Plan of 2002 (ISOP). Under the ISOP, options for 250,000 shares of stock can be issued to selected Officers, as defined in the plan. The number of options available to be awarded to each eligible Officer is determined by the Board of Directors, but is limited with respect to the aggregate fair value of the options as defined in the plan. The exercise price of the option shall be equal to the fair value of a share of the Corporation's common stock on the date the option is granted. The options have a life of 10 years and may be exercised only after the optionee has completed 6 months of continuous employment with the Corporation or its Subsidiary immediately following the grant date, or upon a change of control as defined in the plan. As of December 31, 2009 there are 148,127 shares available for future grants. The ISOP has a 10-year plan life with respect to the granting of new awards. However, awards granted prior to expiration of the plan will continue to be exercisable in accordance with the plan. The risk-free interest rate is the U.S. Treasury rate commensurate with the expected average life of the option at the date of grant. The Corporation uses the "simplified" method for estimating the expected term of the ISO award.

The ESPP and ISOP options outstanding at December 31, 2009 are all exercisable. The ESPP options expire on June 30, 2010 and the ISOP options expire 10 years from the grant date. The following table summarizes the stock option activity:

	ESPP Options	Weighted Average Price Per Share	Aggregate Intrinsic Value
Balance Outstanding at December 31, 2006	23,437	$23.11	
Granted	25,607	25.92	
Exercised	(2,896)	23.31	
Expired	(21,633)	23.23	
Balance Outstanding at December 31, 2007	24,515	25.92	
Granted	35,980	22.08	
Exercised	(329)	22.08	
Expired	(25,646)	25.75	
Balance Outstanding at December 31, 2008	34,520	22.08	
Granted	27,241	16.61	
Exercised	(113)	16.61	
Expired	(35,233)	21.97	
Balance Outstanding at December 31, 2009	**26,415**	**$16.61**	—

	ISOP Options	Weighted Average Price Per Share	
Balance Outstanding at December 31, 2006	49,286	$24.53	
Granted	15,900	27.37	
Exercised	(1,125)	22.97	
Forfeited	(1,625)	27.12	
Balance Outstanding at December 31, 2007	62,436	25.22	
Granted	24,225	23.77	
Exercised	—	—	
Forfeited	(9,937)	24.48	
Balance Outstanding at December 31, 2008	76,724	24.86	
Granted	14,900	16.11	
Exercised	—	—	
Forfeited	(1,500)	21.82	
Balance Outstanding at December 31, 2009	**90,124**	**$23.46**	—

Note 16. Stock Purchase Plans – (continued)

The following table provides information about the options outstanding at December 31, 2009:

Stock Option Plan	Options Outstanding and Exercisable	Exercise Price or Price Range	Weighted Average Exercise Price	Weighted Average Remaining Life (years)
Employee Stock Purchase Plan	26,415	$16.61	$16.61	0.5
Incentive Stock Option Plan	14,400	$16.11 – $18.42	$16.11	9.2
Incentive Stock Option Plan	10,000	$18.42 – $20.74	$20.00	2.3
Incentive Stock Option Plan	4,999	$20.74 – $23.05	$21.42	3.1
Incentive Stock Option Plan	27,325	$23.05 – $25.37	$24.03	7.7
Incentive Stock Option Plan	33,400	$25.37 – $27.68	$27.51	5.5
ISOP Total/Average	90,124		$23.46	6.3

The fair value of the options granted has been estimated using the Black-Scholes method and the following assumptions for the years shown:

	2009	2008	2007
Employee Stock Purchase Plan			
Risk-free interest rate	—	—	—
Expected volatility of the Corporation's stock	—	—	—
Expected dividend yield	—	—	—
Expected life (in years)	—	—	—
Weighted average fair value of options granted	$ —	$ —	$ —
Incentive Stock Option Plan			
Risk-free interest rate	**2.07%**	2.71%	4.74%
Expected volatility of the Corporation's stock	**32.62%**	29.65%	31.65%
Expected dividend yield	**5.92%**	4.17%	3.66%
Expected life (in years)	**5.25**	5.25	5.25
Weighted average fair value of options granted	**$ 1.95**	$ 4.61	$ 6.84
(dollars in thousands)			
Compensation expense included in net income			
ESPP	**$ —**	$ —	$ —
ISOP	**29**	112	105
Total compensation expense included in net income	**$ 29**	$ 112	$ 105

Note 17. Deferred Compensation Agreement

The Corporation has entered into deferred compensation agreements with four directors that provides for the payment of benefits over a ten-year period, beginning at age 65. At inception, the present value of the obligations under these deferred compensation agreements amounted to approximately $600 thousand, which is being accrued over the estimated remaining service period of these officers and directors. These obligations are partially funded through life insurance covering these individuals. Expense associated with the agreements was $22 thousand for 2009, $31 thousand for 2008 and $31 thousand for 2007.

The Corporation has two deferred compensation agreements it recorded as part of its acquisition of Fulton Bancshares Corporation in 2006 and no expense for these plans was recognized in 2009.

Note 18. Shareholders' Equity

The Board of Directors regularly authorizes the repurchase of the Corporation's $1.00 par value common stock. The repurchased shares will be held as Treasury shares available for issuance in connection with future stock dividends and stock splits, employee benefit plans, executive compensation plans, the Dividend Reinvestment Plan and other appropriate corporate purposes. The term of the repurchase plans is normally 1 year.

The following table provides information regarding approved stock repurchase plans.

(Amounts in thousands, except share information)

			Shares Repurchased Under Approved Plan			
Plan Approved	**Expiration Date**	**Shares Authorized**	**2009**	**2008**	**Total**	**Cost**
July 9, 2009	July 9, 2010	100,000	**4,179**	—	**4,179**	**$ 67**
July 10, 2008	July 10, 2009	100,000	5,640	16,332	21,972	$425

Number of Treasury shares held at year-end	**2009**	**2008**
	435,838	474,006

Note 19. Commitments and Contingencies

In the normal course of business, the Bank is a party to financial instruments that are not reflected in the accompanying financial statements and are commonly referred to as off-balance-sheet instruments. These financial instruments are entered into primarily to meet the financing needs of the Bank's customers and include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk not recognized in the consolidated balance sheet.

The Corporation's exposure to credit loss in the event of nonperformance by other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contract or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk. The Bank had the following outstanding commitments as of December 31:

(Amounts in thousands)	**2009**	**2008**
Financial instruments whose contract amounts represent credit risk:		
Commercial commitments to extend credit	**$151,520**	$110,382
Consumer commitments to extend credit (secured)	**36,117**	35,641
Consumer commitments to extend credit (unsecured)	**4,747**	4,927
	$192,384	$150,950
Standby letters of credit	**$ 26,718**	$ 32,105

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses with the exception of home equity lines and personal lines of credit and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, is based on management's credit evaluation of the counterparty. Collateral for most commercial commitments varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. Collateral for secured consumer commitments consists of liens on residential real estate.

Note 19. Commitments and Contingencies – (continued)

Standby letters of credit are instruments issued by the Bank, which guarantee the beneficiary payment by the Bank in the event of default by the Bank's customer in the nonperformance of an obligation or service. Most standby letters of credit are extended for one-year periods. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary primarily in the form of certificates of deposit and liens on real estate. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2009 and 2008 for guarantees under standby letters of credit issued is not material.

Most of the Bank's business activity is with customers located within its primary market and does not involve any significant concentrations of credit to any one entity or industry.

In the normal course of business, the Corporation has commitments, lawsuits, contingent liabilities and claims. However, the Corporation does not expect that the outcome of these matters will have a material adverse effect on its consolidated financial position or results of operations.

Note 20. Fair Value Measurements and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Corporation's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Corporation could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates maybe different than the amounts reported at each year-end.

The Corporation reports the fair value of financial assets in accordance with Accounting Standards Codification Topic 820. "Fair Value Measurements and Disclosures." The Corporation does not report any nonfinancial assets at fair value.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Note 20. Fair Value Measurements and Fair Values of Financial Instruments – (continued)

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2009 and 2008 are as follows:

(Dollars in Thousands) Asset Description	Fair Value at December 31, 2009	Level 1	Level 2	Level 3
Investment securities available for sale	$143,288	$3,976	$139,312	$—
Total assets	$143,288	$3,976	$139,312	$—
Liability Description				
Interest rate swaps	$1,263	$—	$1,263	$—
Total liabilities	$1,263	$—	$1,263	$—

Asset Description	Fair Value at December 31, 2008	Level 1	Level 2	Level 3
Investment securities available for sale	$147,559	$4,845	$142,714	$—
Total assets	$147,559	$4,845	$142,714	$—
Liability Description				
Interest rate swaps	$2,477	$—	$2,477	$—
Total liabilities	$2,477	$—	$2,477	$—

The Corporation used the following methods and significant assumptions to estimate the fair value.

Investment securities: Level 1 securities represent equity securities that are valued using quoted market prices from nationally recognized markets. Level 2 securities represent debt securities that are valued using a mathematical model based upon the specific characteristics of a security in relationship to quoted prices for similar securities.

Interest rate swaps: The interest rate swaps are valued using a discounted cash flow model that uses verifiable market environment inputs to calculate the fair value. This method is not dependant on the input of any significant judgments or assumptions by Management.

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2009 and 2008 are as follows:

(Dollars in Thousands) Asset Description	Fair Value at December 31, 2009	Level 1	Level 2	Level 3
Impaired loans	$8,318	$—	$—	$8,318
Other real estate owned	643	—	—	643
Mortgage servicing rights	714	—	—	714
Total assets	$9,674	$—	$—	$9,674

Asset Description	Fair Value at December 31, 2008	Level 1	Level 2	Level 3
Impaired loans	$7,558	$—	$—	$7,558
Mortgage servicing rights	863	—	—	863
Total assets	$8,421	$—	$—	$8,421

The Corporation used the following methods and significant assumptions to estimate the fair value

Note 20. Fair Value Measurements and Fair Values of Financial Instruments – (continued)

Impaired loans: Impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 3 inputs based on customized discounting criteria.

Other real estate: The fair value of other real estate, upon initial recognition, is estimated using Level 2 inputs within the fair value hierarchy based on observable market data and Level 3 inputs based on customized discounting criteria. In connection with the measurement and initial recognition of the foregoing assets, the Corporation recognizes charge-offs through the allowance for loan losses.

Mortgage servicing rights: The fair value of mortgage servicing rights, upon initial recognition, is estimated using a valuation model that calculates the present value of estimated future net servicing income. The model incorporates Level 3 assumptions such as cost to service, discount rate, prepayment speeds, default rates and losses.

The Corporation did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis at December 31, 2009.

The following information should not be interpreted as an estimate of the fair value of the entire Corporation since a fair value calculation is only provided for a limited portion of the Corporation's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Corporation's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Corporation's financial instruments at December 31, 2009 and 2008:

Cash and Cash Equivalents:

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities:

The fair value of investment securities is determined in accordance with the methods described under ASC Topic 820, "Fair Value Measurements and Disclosures."

Loans, net and Loans Held for Sale:

The fair value of fixed-rate loans is estimated for each major type of loan (e.g. real estate, commercial, industrial and agricultural and consumer) by discounting the future cash flows associated with such loans using rates currently offered for loans with similar terms to borrowers of comparable credit quality. The model considers scheduled principal maturities, repricing characteristics, prepayment assumptions and interest cash flows. The discount rates used are estimated based upon consideration of a number of factors including the treasury yield curve, expense and service charge factors. For variable rate loans that reprice frequently and have no significant change in credit quality, carrying values approximate the fair value.

Mortgage servicing rights:

The fair value of mortgage servicing rights is based on observable market prices when available or the present value of expected future cash flows when not available. Assumptions such as loan default rates, costs to service, and prepayment speeds significantly affect the estimate of future cash flows. Mortgage servicing rights are carried at the lower of cost or fair value.

Deposits, Securities sold under agreements to repurchase and Other borrowings:

The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-rate certificates of deposit and long-term debt is estimated by discounting the future cash flows using rates approximating those currently offered for certificates of deposit and borrowings with similar remaining maturities. Other borrowings consist of a line of credit with the FHLB at a variable interest rate and securities sold under agreements to repurchase, for which the carrying value approximates a reasonable estimate of the fair value.

FRANKLIN FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20. Fair Value Measurements and Fair Values of Financial Instruments – (continued)

Accrued interest receivable and payable:

The carrying amount is a reasonable estimate of fair value.

Derivatives:

The fair value of the interest rate swaps is determined in accordance with the methods described under ASC Topic 820, "Fair Value Measurements and Disclosures."

Off balance sheet financial instruments:

Outstanding commitments to extend credit and commitments under standby letters of credit include fixed and variable rate commercial and consumer commitments. The fair value of the commitments is estimated using the fees currently charged to enter into similar agreements.

The estimated fair value of the Corporation's financial instruments at December 31 are as follows:

	2009		2008	
(Amounts in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	**$ 33,248**	**$ 33,248**	$ 16,713	$ 16,713
Investment securities available for sale	**143,288**	**143,288**	147,559	147,559
Restricted stock	**6,482**	**6,482**	6,482	6,482
Net loans	**730,626**	**742,929**	668,860	692,239
Accrued interest receivable	**3,904**	**3,904**	3,751	3,751
Mortgage servicing rights	**714**	**714**	863	863
Financial liabilities:				
Deposits	**$738,365**	**$742,953**	$627,341	$626,909
Securities sold under agreements to repurchase	**55,855**	**55,855**	64,312	64,312
Short-term borrowings	**—**	**—**	18,850	18,850
Long-term debt	**94,688**	**99,013**	106,141	111,193
Accrued interest payable	**1,288**	**1,288**	1,481	1,481
Interest rate swaps	**1,263**	**1,263**	2,477	2,477

Note 21. Parent Company (Franklin Financial Services Corporation) Financial Information

Balance Sheets

(Amounts in thousands)	December 31	
	2009	**2008**
Assets:		
Cash and cash equivalents	**$ 157**	$ 101
Investment securities, available for sale	**680**	2,963
Equity investment in subsidiaries	**76,752**	69,117
Other assets	**1,427**	889
Total assets	**$79,016**	$73,070
Liabilities:		
Other liabilities	**$ 250**	$ 11
Total liabilities	**250**	11
Shareholders' equity	**78,766**	73,059
Total liabilities and shareholders' equity	**$79,016**	$73,070

Statements of Income

(Amounts in thousands)	Years ended December 31		
	2009	**2008**	**2007**
Income:			
Dividends from Bank subsidiary	**$4,311**	$ 5,559	$4,060
Interest and dividend income	**16**	65	101
Securities (losses) gains, net	**(131)**	264	407
Impairment write down on securities	**(67)**	(888)	(72)
Equity method investment	—	(143)	49
Exchange of equity method investment	—	(1,205)	—
Other income	—	60	1
	4,129	3,712	4,546
Expenses:			
Operating expenses	**767**	1,794	871
Income before income taxes and equity in undistributed income of subsidiaries	**3,362**	1,918	3,675
Income tax benefit	**292**	321	256
Equity in undistributed income of subsidiaries	**2,931**	6,356	5,325
Net income	**$6,585**	$ 8,595	$9,256

FRANKLIN FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21. Parent Company (Franklin Financial Services Corporation) Financial Information – (continued)

Statements of Cash Flows

(Amounts in thousands)	Years ended December 31 2009	2008	2007
Cash flows from operating activities			
Net income	**$ 6,585**	$ 8,595	$ 9,256
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiary	**(2,931)**	(6,356)	(5,325)
Securities losses (gains)	**131**	(264)	(335)
(Increase) decrease in other assets	**(183)**	560	(5)
Increase (decrease) in other liabilities	**239**	(123)	126
Loss (income) on equity method investments	**—**	143	(49)
Stock option compensation	**29**	112	105
Impairment write down on equity securities	**67**	888	72
Write down on equity method investment	**—**	1,205	—
Other, net	**(359)**	(70)	(254)
Net cash provided by operating activities	**3,578**	4,690	3,591
Cash flows from investing activities			
Proceeds from sales of investment securities	**4**	1,280	1,240
Purchase of investment securities	**—**	(870)	(572)
Proceeds from acquisition of equity method investment	**—**	638	—
Investment in subsidiary	**—**	(1,888)	—
Net cash provided by (used in) investing activities	**4**	(840)	668
Cash flows from financing activities			
Dividends paid	**(4,145)**	(4,096)	(3,959)
Common stock issued from treasury stock	**—**	22	—
Common stock issued under stock option plans	**2**	7	94
Treasury shares issued to dividend reinvestment plan	**777**	722	692
Purchase of treasury shares	**(160)**	(1,205)	(588)
Net cash used in financing activities	**(3,526)**	(4,550)	(3,761)
Increase (decrease) in cash and cash equivalents	**56**	(700)	498
Cash and cash equivalents as of January 1	**101**	801	303
Cash and cash equivalents as of December 31	**$ 157**	$ 101	$ 801

Note 22. Quarterly Results of Operations (unaudited)

The following is a summary of the quarterly results of consolidated operations of Franklin Financial for the years ended December 31, 2009 and 2008:

(Amounts in thousands, except per share)

	Three months ended			
2009	**March 31**	**June 30**	**September 30**	**December 31**
Interest income	**$10,812**	**$10,989**	**$10,984**	**$10,971**
Interest expense	**3,593**	**3,630**	**3,741**	**3,709**
Net interest income	**7,219**	**7,359**	**7,243**	**7,262**
Provision for loan losses	**593**	**426**	**1,644**	**775**
Other noninterest income	**2,484**	**2,539**	**2,249**	**2,553**
Securities (losses)	**(197)**	**(170)**	**(267)**	**(310)**
Noninterest expense	**6,150**	**6,966**	**6,465**	**6,348**
Income before income taxes	**2,763**	**2,336**	**1,116**	**2,382**
Income taxes	**662**	**697**	**33**	**619**
Net Income	**$ 2,101**	**$ 1,639**	**$ 1,083**	**$ 1,763**
Basic earnings per share	**$ 0.55**	**$ 0.43**	**$ 0.28**	**$ 0.46**
Diluted earnings per share	**$ 0.55**	**$ 0.43**	**$ 0.28**	**$ 0.46**
Dividends declared per share	**$ 0.27**	**$ 0.27**	**$ 0.27**	**$ 0.27**

	Three months ended			
2008	**March 31**	**June 30**	**September 30**	**December 31**
Interest income	$11,682	$11,245	$11,590	$11,640
Interest expense	4,168	3,782	3,980	4,107
Net interest income	7,514	7,463	7,610	7,533
Provision for loan losses	215	290	273	415
Other noninterest income	1,675	2,243	2,055	402
Securities gains (losses)	328	—	(144)	(21)
Noninterest expense	5,849	6,033	5,607	5,701
Income before income taxes	3,453	3,383	3,641	1,798
Income taxes	921	932	1,029	798
Net Income	$ 2,532	$ 2,451	$ 2,612	$ 1,000
Basic earnings per share	$ 0.66	$ 0.64	$ 0.68	$ 0.26
Diluted earnings per share	$ 0.66	$ 0.64	$ 0.68	$ 0.26
Dividends declared per share	$ 0.26	$ 0.27	$ 0.27	$ 0.27

Due to rounding, the sum of the quarters may not equal the amount reported for the year.

Net income for the fourth quarter of 2009 improved from the third quarter primarily as a result of a lower provision for loan loss expense. The provision for loan losses was $775 thousand in the fourth quarter, $869 thousand less than the previous quarter. Net interest income was approximately $7.3 million in each quarter. Losses on securities increased during the quarter from the sale of two equity securities and a write-down related to the exchange of CIT debt. Noninterest expense fell by $117 thousand during the quarter, primarily from lower legal and professional fees.

Note 23. Acquisition

On November 29, 2008, Franklin Financial Services Corporation completed its acquisition of Community Financial, Inc. In connection with the transaction, Community Trust Company, a subsidiary of Community Financial, Inc. was merged with and into Farmers and Merchants Trust Company of Chambersburg, a subsidiary of Franklin Financial Services Corporation. The acquisition added approximately $62 million in trust assets under management and 1 office in Camp Hill, Pennsylvania. In addition to increasing trust assets under management, Management believes that the acquired location can easily be converted to a community banking office that offers all the products and services of the Bank.

In accordance with the terms of the merger agreement, the Corporation paid $1.1 million dollars to the shareholders of Community Financial, Inc. for all the outstanding shares. As a result of the transaction, Franklin Financial recorded goodwill of $632 thousand and a customer list intangible asset of $589 thousand.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Controls and Procedures

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon the evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2009, the Corporation's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

The management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management Report on Internal Control Over Financial Reporting

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on this assessment, management concluded that, as of December 31, 2009, the Corporation's internal control over financial reporting is effective based on those criteria.

There were no changes during the fourth quarter of 2009 in the Corporation's internal control over financial reporting which materially affected, or which are reasonably likely to affect, the Corporation's internal control over financial reporting.

The Corporation's independent registered public accounting firm has audited the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009. Their report is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Franklin Financial Services Corporation
Chambersburg, Pennsylvania

We have audited Franklin Financial Services Corporation's (the Corporation) internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Franklin Financial Services Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows of Franklin Financial Services Corporation and its subsidiaries, and our report dated March 15, 2010 expressed an unqualified opinion.

/s/ ParenteBeard LLC
ParenteBeard LLC

ParenteBeard LLC
Harrisburg, Pennsylvania
March 15, 2010

Item 9B. Other Information

None

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item relating to the directors and executive officers of the Corporation is incorporated herein by reference to the information set forth under the heading "INFORMATION CONCERNING THE ELECTION OF DIRECTORS — Information about Nominees, Continuing Directors and Executive Officers" and under the heading "ADDITIONAL INFORMATION — Executive Officers" appearing in the Corporation's proxy statement dated March 30, 2010.

The information required by this item relating to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the information set forth under the heading "ADDITIONAL INFORMATION — Compliance with Section 16(a) of the Exchange Act" appearing in the Corporation's proxy statement dated March 30, 2010.

The information required by this item relating to the Corporation's code of ethics is incorporated herein by reference to the information set forth under the heading "INFORMATION CONCERNING CORPORATE GOVERNANCE POLICIES, PRACTICES AND PROCEDURES" appearing in the Corporation's proxy statement dated March 30, 2010.

The information required by this item relating to material changes to the procedures by which the Corporation's shareholders may recommend nominees to the Board of Directors is incorporated herein by reference to the information set forth under the heading "INFORMATION CONCERNING THE ELECTION OF DIRECTORS — Nominations for Election of Directors" appearing in the Corporation's proxy statement dated March 30, 2010.

The information required by this item relating to the Corporation's audit committee and relating to an audit committee financial expert is incorporated herein by reference to the information set forth under the heading "COMMITTEES OF THE BOARD OF DIRECTORS — Audit Committee" appearing, in the Corporation's proxy statement dated March 30, 2010.

Item 11. Executive Compensation

The information required by this item relating to executive compensation and the Compensation Committee Report is incorporated herein by reference to the information set forth under the heading "EXECUTIVE COMPENSATION" appearing in the Corporation's proxy statement dated March 30, 2010; provided, however, that the information set forth under the subheading "Compensation Committee Report" is intended to be furnished and not filed.

The information required by this item relating to the compensation committee interlocks and insider participation is incorporated herein by reference to the information set forth under the heading "COMMITTEES OF THE BOARD OF DIRECTORS — Compensation Committee Interlocks and Insider Participation" appearing in the Corporation's proxy statement dated March 30, 2010.

The information required by this item relating to director compensation is incorporated herein by reference to the information set forth under the heading "INFORMATION CONCERNING THE ELECTION OF DIRECTORS — Compensation of Directors" appearing in the Corporation's proxy statement dated March 30, 2010.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item relating to securities authorized for issuance under executive compensation plans is incorporated herein by reference to the information set forth under the heading "EXECUTIVE COMPENSATION — Compensation Tables and Additional Compensation Disclosure — Equity Compensation Plan Information" appearing in the Corporation's proxy statement dated March 30, 2010.

The information required by this item relating to security ownership of certain beneficial owners is incorporated herein by reference to the information set forth under the heading "GENERAL INFORMATION — Voting of Shares and Principal Holders Thereof" appearing in the Corporation's proxy statement dated March 30, 2010.

The information required by this item relating to security ownership of management is incorporated herein by reference to the information set forth under the heading "INFORMATION CONCERNING THE ELECTION OF DIRECTORS — Information about Nominees, Continuing Directors and Executive Officers" appearing in the Corporation's proxy statement dated March 30, 2010.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item relating to transactions with related persons is incorporated herein by reference to the information set forth under the heading "ADDITIONAL INFORMATION — Transactions with Related Persons" appearing in the Corporation's proxy statement dated March 30, 2010.

The information required by this item relating to director independence is incorporated herein by reference to the information set forth under the heading "INFORMATION CONCERNING THE ELECTION OF DIRECTORS — Director Independence "and under the heading "ADDITIONAL INFORMATION — Transactions with Related Persons" appearing in the Corporation's proxy statement dated March 30, 2010.

Item 14. Principal Accountant Fees and Services

The information required by this item relating to principal accountant fees and services is incorporated herein by reference to the information set forth under the heading "RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS" appearing in the Corporation's proxy statement dated March 30, 2010.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) The following Consolidated Financial Statements of the Corporation:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets — December 31, 2009 and 2008,

Consolidated Statements of Income — Years ended December 31, 2009, 2008 and 2007,

Consolidated Statements of Changes in Shareholders' Equity — Years ended December 31, 2009, 2008 and 2007,

Consolidated Statements of Cash Flows — Years ended December 31, 2009, 2008 and 2007,

Notes to Consolidated Financial Statements

(2) All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and have therefore been omitted.

(3) The following exhibits are filed as part of this report:

3.1	Articles of Incorporation of the Corporation
3.2	Bylaws of the Corporation
10.1	Deferred Compensation Agreements with Bank Directors
10.2	Directors' Deferred Compensation Plan
10.3	Incentive Stock Option Plan
10.4	Management Group Pay for Performance Plan
10.5	Directors Pay for Performance Plan
21	Subsidiaries of the Corporation
23.1	Consent of ParenteBeard LLC
31.1	Rule 13a-14(a)/15d-14(a) Certification
31.2	Rule 13a-14(a)/15d-14(a) Certification
32.1	Section 1350 Certification
32.2	Section 1350 Certification

(c) The exhibits required to be filed as part of this report are submitted as a separate section of this report.

(d) Financial Statement Schedules: None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANKLIN FINANCIAL SERVICES CORPORATION

Dated: March 12, 2010

By: /s/ William E. Snell, Jr.
William E. Snell, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Charles M. Sioberg Charles M. Sioberg	Chairman of the Board and Director	March 12, 2010
/s/ William E. Snell, Jr. Jr. William E. Snell, Jr.	President and Chief Executive Officer and Director (Principal Executive Officer)	March 12, 2010
/s/ Mark R. Hollar Mark R. Hollar	Treasurer and Chief Financial Officer (Principal Financial And Accounting Officer)	March 12, 2010
/s/ Charles S. Bender II Charles S. Bender II	Director	March 12, 2010
/s/ Martin R. Brown Martin R. Brown	Director	March 12, 2010
/s/ G. Warren Elliott G. Warren Elliott	Director	March 12, 2010
/s/ Donald A. Fry Donald A. Fry	Director	March 12, 2010
/s/ Allan E. Jennings, Jr. Allan E. Jennings, Jr.	Director	March 12, 2010
/s/ Stanley J. Kerlin Stanley J. Kerlin	Director	March 12, 2010
/s/ Jeryl C. Miller Jeryl C. Miller	Director	March 12, 2010
/s/ Stephen E. Patterson Stephen E. Patterson	Director	March 12, 2010
/s/ Martha B. Walker Martha B. Walker	Director	March 12, 2010

Exhibit Index for the Year
Ended December 31, 2009

Item	Description
3.1	Articles of Incorporation of the Corporation. (Filed as Exhibit 3.1 to Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.)
3.2	Bylaws of the Corporation. (Filed as Exhibit 3 (i) to Current Report on Form 8-K filed on December 20, 2004 and incorporated herein by reference.)
10.1	Deferred Compensation Agreements with Bank Directors. (Filed as Exhibit 10.1 to Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.)
10.2	Director's Deferred Compensation Plan. (Filed as Exhibit 10.2 to Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.)
10.3	Incentive Stock Option Plan (Filed as Exhibit 99.1 to Registration Statement No. 3390348 on Form S-8 and incorporated herein by reference.)
10.4	Management Group Pay for Performance Program (Filed as Exhibit 10.4 to Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference.)
10.5	Directors Pay for Performance Program (Filed as Exhibit 10.5 to Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference.)
21.	Subsidiaries of Corporation
23.1	Consent of ParenteBeard LLC
31.1	Rule 13a-14(a)/15d-14(a) Certification
31.2	Rule 13a-14(a)/15d-14(a) Certification
32.1	Section 1350 Certification
32.2	Section 1350 Certification


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F&M
TRUST


Franklin Financial
Services Corporation

PO Box 6010

Chambersburg, PA 17201

888-264-6116

www.franklinfin.com